UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) ☐

Securities Act Rule 802 (Exchange Offer) ☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☐

Exchange Act Rule 14e-2(d) (Subject Company Response) ☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☐

Freewest Resources Canada Inc.

(Name of Subject Company)

N/A

(Translation of Subject Company’s Name into English (if applicable))

Canada

(Jurisdiction of Subject Company’s Incorporation or Organization)

Noront Resources Ltd.

(Name of Person(s) Furnishing Form)

Common Shares

(Title of Class of Subject Securities)

356904

(CUSIP Number of Class of Securities (if applicable))

Greg Rieveley

Chief Financial Officer

Noront Resources Ltd.

15 Toronto Street

Suite 1000

Toronto, Ontario

Canada M5C 2E3

Tel: (416) 367-1444

(Name, Address (including zip code) and Telephone Number (including area code)

of Person(s) Authorized to Receive Notices and Communications

on Behalf of Subject Company)

Copies to:

Martin C. Glass

Goodwin Procter LLP

The New York Times Building

620 Eighth Avenue

New York, New York 10018

(212) 813-8800

October 13, 2009

(Date Tender Offer/Rights Offering Commenced)

PART I

INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

•	Offer to Purchase and Circular, dated October 13, 2009 (the “Circular”)

•	Letter of Transmittal

•	Notice of Guaranteed Delivery

Item 2.	Informational Legends

See page (iii) of the Circular.

This document is important and requires your immediate attention. If you are in any doubt as to how to deal with it, you should consult your investment advisor, broker, lawyer or other professional advisor. This Offer has not been approved or disapproved by any securities regulatory authority nor has any securities regulatory authority passed upon the fairness or merits of this Offer or upon the adequacy of the information contained in this document. Any representation to the contrary is unlawful. No securities regulatory authority in Canada has expressed an opinion about Noront’s securities and it is an offence to claim otherwise.

Information has been incorporated by reference in this Offer to Purchase and Circular from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Noront Resources Ltd. at 15 Toronto St., Suite 1000, Toronto, Ontario, Canada, M5C 2E3 and are also available electronically at www.sedar.com.

October 13, 2009

NORONT RESOURCES LTD.

OFFER TO PURCHASE

all of the outstanding common shares of

FREEWEST RESOURCES CANADA INC.

on the basis of 0.25 of a Noront common share

and $0.0001 in cash

for each common share of Freewest

Noront Resources Ltd. (“Noront”) hereby offers (the “Offer”) to purchase, on and subject to the terms and conditions of the Offer, all of the issued and outstanding common shares of Freewest Resources Canada Inc. (“Freewest”), together with the associated rights issued under the shareholder rights plan of Freewest (the “SRP Rights”)(“Common Shares” herein means all of the issued and outstanding common shares of Freewest and the SRP Rights) and including any Common Shares that may become outstanding after the date of this Offer but before the expiry time of the Offer upon the conversion, exchange or exercise of any securities of Freewest that are convertible into or exchangeable or exercisable for Common Shares.

Each holder of a Common Share (a “Shareholder”) will receive 0.25 of a common share of Noront (a “Noront Common Share”) and $0.0001 in cash for each Common Share tendered under the Offer (the “Offer Price”) in respect of all of the Shareholder’s Common Shares properly deposited under the Offer, subject to adjustments for fractional shares and fractional cash consideration. See Section 1 of the Offer to Purchase, “The Offer”.

The Offer is open for acceptance until 5:00 p.m. (Toronto time) on November 18, 2009 (the “Expiry Time”), unless the Offer is extended, withdrawn or varied by Noront.

The Offer is conditional upon, among other things, there having been validly deposited under the Offer and not withdrawn at the Expiry Time such number of Common Shares that constitute at least 66 2/3% of the total number of Common Shares outstanding (calculated on a fully diluted basis). This condition and the other conditions of the Offer are described under “Conditions of the Offer” in Section 4 of the document describing the Offer (the “Offer to Purchase”). Subject to applicable Laws, Noront reserves the right to withdraw the Offer and to not take up and pay for any Common Shares deposited under the Offer unless each of the conditions of the Offer is satisfied or waived at or prior to the Expiry Time.

The intention to make the Offer was publicly announced on October 5, 2009. The Common Shares are listed on Tier 2 of the TSX Venture Exchange (the “TSX-V”) under the symbol “FWR”. The Noront Common Shares are listed on Tier 2 of the TSX-V under the symbol “NOT”. The Offer represents a premium of approximately 26% over the October 2, 2009 closing price of the Common Shares on the TSX-V of $0.315, based on a closing price of $1.59 per Noront Common Share on the TSX-V on that same date, which was the last trading day prior to Noront’s announcement of its intention to make an Offer. The Offer also represents a premium of approximately 51% based on the respective volume weighted average trading prices of the Noront Common Shares and the Common Shares on the TSX-V for the 30 calendar days ended October 2, 2009.

Prospective investors should be aware that, during the period of the Offer, Noront or its affiliates, directly or indirectly, may bid for or make purchases of Common Shares, as permitted by applicable laws or regulations of Canada or its Provinces or Territories. See Section 13 of the Offer to Purchase, “Market Purchases”.

The Noront Common Shares offered pursuant to this Offer involve certain risks and uncertainties. For a discussion of risks and uncertainties to consider in assessing the Offer, see “Risks Factors” in Section 22 of the Circular, as well as the section entitled “Risk Factors” in Noront’s annual information form for the financial year ended April 30, 2009, incorporated by reference into the Offer to Purchase and Circular. See Section 9 of the Circular, “Documents Incorporated by Reference”.

Shareholders who wish to accept the Offer must properly complete and execute the accompanying letter of transmittal (printed on YELLOW paper) (the “Letter of Transmittal”) or a manually signed facsimile thereof and deposit it, at or prior to the Expiry Time, together with the certificate(s) representing their Common Shares and all other required documents, with the Depositary at its office in Toronto, Ontario set out in the Letter of Transmittal in accordance with the instructions set out in the Letter of Transmittal. Alternatively, Shareholders may: (1) accept the Offer where the certificate(s) representing the Common Shares are not immediately available, or if the certificate(s) and all other required documents cannot be delivered to the Depositary at or prior to the Expiry Time, by following the procedures for guaranteed delivery set out in Section 3 of the Offer to Purchase, “Manner of Acceptance – Procedure for Guaranteed Delivery”, using the accompanying notice of guaranteed delivery (printed on PINK paper) (the “Notice of Guaranteed Delivery”) or a manually signed facsimile thereof. Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Common Shares directly with the Depositary.

Shareholders whose Common Shares are registered in the name of an investment advisor, stock broker, bank, trust company or other nominee should immediately contact that nominee for assistance if they wish to accept the Offer in order to take the necessary steps to be able to deposit such Common Shares under the Offer.

Noront has engaged Equity Transfer & Trust Company to act as the depositary under the Offer (the “Depositary”) and Laurel Hill Advisory Group to act as the information agent under the Offer (the “Information Agent”) to provide a resource for information for Shareholders. Questions and requests for assistance may be directed to the Information Agent and Depositary. Additional copies of the Offer to Purchase, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained without charge on request from the Information Agent and Depositary. The contact details for the Information Agent and Depositary are provided at the end of this document.

This document does not constitute an offer or a solicitation made to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, Noront may, in Noront’s sole discretion, take such action as Noront may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

Information has been incorporated by reference into this document from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Noront at 15 Toronto St., Suite 1000, Toronto, Ontario, Canada, M5C 2E3 and are also available electronically on SEDAR at www.sedar.com. These shareholder materials are being sent to both registered and non-registered owners of the Common Shares. If you are a non-registered owner of Common Shares, and Noront or its agent has sent these materials directly to you, your name and address and information about your holdings of the Common Shares have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN APPROVED OR DISAPPROVED BY ANY SECURITIES REGULATORY AUTHORITY IN CANADA OR THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS ANY SECURITIES REGULATORY AUTHORITY IN CANADA OR THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

This Offer is made for the securities of a Canadian issuer. The Offer is subject to applicable disclosure requirements in Canada. Shareholders should be aware that such requirements are different from those of the United States. The financial statements incorporated herein have been prepared in accordance with Canadian GAAP, and have been prepared in accordance with Canadian auditing and auditor independence standards, and, thus, may not be comparable to financial statements of United States companies.

The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that Noront is incorporated under the laws of the Province of Ontario, Canada, that Freewest is incorporated under the laws of Canada, that a majority of Noront’s officers and directors are residents of Canada and a majority of Freewest’s officers and directors are residents of Canada, that the Information Agent and Depositary and some or all of the experts named herein may be residents of jurisdictions outside of the United States, and that all or a substantial portion of the assets of Noront and Freewest and of the above mentioned persons may be located outside of the United States. Shareholders may not be able to sue Freewest or Noront, or their respective officers or directors, in a foreign court for violations of United States federal securities laws. It may be difficult to compel a foreign issuer to subject itself to a United States court’s jurisdiction.

Shareholders should be aware that Noront or its affiliates, directly or indirectly, may bid for or purchase Common Shares otherwise than pursuant to the Offer, such as in open market or privately negotiated purchases, as permitted by Canadian laws or provincial laws or regulations. See Section 13 of the Offer to Purchase, “Market Purchases”.

Noront Common Shares issuable pursuant to the Offer will be “restricted securities” within the meaning of Rule 144 under the U.S. Securities Act of 1933, as amended, (the “U.S. Securities Act”) to the same extent and proportion that the Common Shares exchanged pursuant to the Offer are restricted securities. Restricted securities may be offered and sold only pursuant to an exemption or exclusion from the registration requirements of the U.S. Securities Act and applicable state securities laws.

No Noront Common Shares will be delivered in the Untied States or to or for the account or for the benefit of a person in the United States or to any person who is resident of any jurisdiction other than Canada, unless Noront is satisfied that the Noront Common Shares may be delivered in such other jurisdictions without further action by Noront or on a basis otherwise determined acceptable to Noront in its sole discretion.

Shareholders in the United States should be aware that a disposition of Common Shares may have tax consequences in both the United States and in Canada, which may not be described herein. See the discussion below under Section 21 of the Circular entitled “Certain U.S. Federal Income Tax Considerations.” Accordingly, Shareholders in the United States should consult their own tax advisors with respect to their particular circumstances and tax considerations applicable to them.

TO ENSURE COMPLIANCE WITH U.S. TREASURY DEPARTMENT CIRCULAR 230, U.S. HOLDERS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF U.S FEDERAL TAX ISSUES IN THIS OFFER TO PURCHASE AND CIRCULAR IS NOT INTENDED OR WRITTEN TO BE RELIED UPON, AND CANNOT BE RELIED UPON BY A U.S. HOLDER, FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED UNDER THE INTERNAL REVENUE CODE; (B) THIS SUMMARY WAS WRITTEN IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED IN THIS OFFER TO PURCHASE AND CIRCULAR; AND (C) EACH U.S. HOLDER SHOULD SEEK ADVICE BASED ON SUCH U.S. HOLDER’S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

NOTICE TO HOLDERS OF FREEWEST WARRANTS AND FREEWEST OPTIONS

The Offer is made only for Common Shares and is not made for any Freewest Options or Freewest Warrants. Any holder of Freewest Options or Freewest Warrants who wishes to accept the Offer should, to the extent permitted by their terms and applicable law, fully exercise or convert such Freewest Options or Freewest Warrants in order to obtain certificates representing Common Shares that may be deposited in accordance with the terms of the Offer. Any such exercise, conversion or exchange must be completed sufficiently in advance of the Expiry Time to assure the holder of such Freewest Options or Freewest Warrants that certificates representing the Common Shares received on such exercise, conversion or exchange will be available for deposit before the Expiry Time, or in sufficient time to comply with the procedures referred to in Section 3 of the Offer to Purchase, “Manner of Acceptance – Procedure for Guaranteed Delivery”.

The tax consequences to the holders of Freewest Options or Freewest Warrants of exercising or not exercising their Freewest Options or Freewest Warrants are not described in the Circular. Holders of Freewest Options or Freewest Warrants should consult their tax advisors for advice with respect to potential income tax consequences to them in connection with the decision to exercise or not exercise their Freewest Options and Freewest Warrants.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

This Offer to Purchase and Circular, including the Schedule attached hereto, the documents incorporated by reference in this Offer to Purchase and Circular, statements made in the Circular under Section 4, “Benefits of and Reasons to Accept the Offer”, Section 5, “Purpose of the Offer and Plans for Freewest”, Section 6, “Consideration”, Section 8, “Summary of Unaudited Pro Forma Financial Statements”, and Section 18, “Acquisition of Common Shares Not Deposited Under the Offer”, as well as other written statements made or provided or to be made or provided by Noront that are not historical facts, are forward-looking statements and are prospective in nature. Forward-looking statements are frequently characterized by words such as “will”, “plan”, “expect”, “project”, “intend”, “believe”, “anticipate”, “forecast”, “schedule”, “estimate” and similar expressions, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are not based on historical fact, but rather on current expectations and projections about future events, and are therefore subject to risks, uncertainties and other factors which could cause actual results, performance or achievements of Freewest or Noront to differ materially from any future results, performance or achievements expressed or implied by such forward looking statements. Noront disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable Laws. The reader is cautioned not to place undue reliance on forward-looking statements. Any forward-looking statement relating to Freewest is based exclusively on Freewest’s publicly available documents and records on file with the Canadian securities regulatory authorities.

INFORMATION CONCERNING FREEWEST

Except as otherwise indicated, the information concerning Freewest contained in this Offer to Purchase and Circular has been taken from or is based exclusively upon Freewest’s publicly available documents and records on file with the Canadian securities regulatory authorities and other public sources. Although Noront has no knowledge that would indicate that any statements contained herein concerning Freewest are untrue or incomplete, neither Noront nor any of its directors or officers assumes any responsibility for the accuracy or completeness of such information, including any of Freewest’s financial statements, or for any failure by Freewest to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to Freewest. Noront has no means of verifying the accuracy or completeness of any of the information contained herein that is derived from Freewest’s publicly available documents or records or determining whether there has been any failure by Freewest to disclose events that may have occurred or may affect the significance or accuracy of any information. Freewest has not reviewed this Offer to Purchase and Circular and has not confirmed the accuracy and completeness of the information in respect of Freewest contained herein.

REPORTING CURRENCIES AND ACCOUNTING PRINCIPLES

Unless otherwise indicated, all references to “C$”, “$” or “dollars” in this Offer to Purchase and Circular refer to Canadian dollars and all references to “US$” in this Offer and Circular refer to United States dollars. Noront’s financial statements, that are incorporated by reference herein, are reported in Canadian dollars and are prepared in accordance with Canadian GAAP. Noront’s pro forma condensed consolidated financial statements contained herein, are reported in Canadian dollars and are prepared in accordance with Canadian GAAP.

v

QUESTIONS AND ANSWERS ABOUT THE OFFER

The following are some of the questions with respect to the Offer that you, as a Shareholder, may have and the answers to those questions. The questions and answers are not meant to be a substitute for the more detailed description and information contained in the Offer to Purchase and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery. The information contained in these questions and answers is qualified in its entirety by the more detailed descriptions and information contained in the Offer to Purchase and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery. Therefore we urge you to read the entire Offer to Purchase and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery carefully prior to making any decision regarding whether or not to tender your Common Shares. We have included cross-references in this question and answer section to other sections of the Offer to Purchase and Circular where you will find more complete descriptions of the topics mentioned below. Unless otherwise defined herein, capitalized terms have the meanings given to them in the Glossary.

Who is offering to buy my Common Shares?

Noront Resources Ltd. is a resource exploration company primarily focused on the acquisition, exploration and development of properties for the mining of base metals, precious metals and chromium primarily in the Ring of Fire area located in the James Bay Lowlands, Ontario. Noront is an Ontario, Canada company and the Noront Common Shares are listed on Tier 2 of the TSX-V under the symbol “NOT”.

See Section 1 of the Circular, “Noront Resources Ltd.”

What is Noront proposing?

We are offering to purchase all of the Common Shares, subject to the terms and conditions set forth in the following Offer to Purchase and Circular.

See Section 1 of the Offer to Purchase, “The Offer”.

What would I receive in exchange for my Common Shares?

For each Common Share you hold and validly tender in accordance with the terms of the Offer and do not subsequently withdraw, we are offering 0.25 of a Noront Common Share and $0.0001 in cash.

What are some significant conditions of the Offer?

The Offer is subject to several conditions, some of the most important of which are as follows:

•

there being validly deposited under the Offer and not withdrawn at the Expiry Time, Deposited Shares representing not less than 66 2/3% of the total outstanding Common Shares (calculated on a fully-diluted basis);

•	that the management change of control payments of Freewest do not exceed, in the aggregate, C$1.5 million;

•

there being no misrepresentation by Freewest in any of its publicly available documents and records on file with Canadian securities regulatory authorities or facts that give rise to a Material Adverse Effect on Freewest or any of its affiliates (since we have not had an opportunity to conduct due diligence regarding Freewest’s business or assets); and

•	the Shareholder Rights Plan being waived, invalidated or cease traded.

See Section 4 of the Offer to Purchase, “Conditions of the Offer”, for additional conditions of the Offer.

Why should Shareholders accept Noront’s offer to buy Freewest?

We believe that the Offer will deliver superior value to the Shareholders in comparison to allowing Freewest to remain as a stand-alone company because:

•

Since the Offer is a share exchange transaction with nominal cash consideration, Shareholders will, upon the successful completion of the Offer, through their ownership of the Noront Common Shares, continue to benefit from any significant developments in the Ring of Fire and will continue to share in any future increases in value associated with the development and operation of the existing portfolios of Noront (including the Eagle’s Nest and Blackbird deposits) and Freewest.

•

Noront believes that the rationalization of activities in the Ring of Fire will pave the way for the sharing of essential infrastructure and logistics. The result of this rationalization will be improved economics of all Ring of Fire projects, as the heavy capital cost burden of the infrastructure will be shared across a series of developments. This transaction benefits all shareholders since it enhances the prospects of development for both the Freewest and Noront assets in the Ring of Fire and ensures that a coordinated approach is taken to exploration activities, infrastructure development, negotiations with First Nations interests and the ultimate financing of the mine development and associated infrastructure in the region.

•

The recently revitalized Noront management has been mandated by the Noront Board of Directors to explore and develop aggressively the Ring of Fire in the optimal and least dilutive manner. The combination of Freewest and Noront offers the Shareholders the benefits of both the project development expertise of the Noront management team and access to a pro-forma combined estimated working capital of approximately C$37 million with which to advance the projects of both Freewest and Noront without any near-term dilution. The combined company will be guided by an experienced board of directors who collectively have extensive project development, acquisition and other relevant industry experience necessary to advance projects from the exploration stage into development and to create shareholder value by doing so.

•

Noront has offered Shareholders a significant implied premium to the current and historical Common Share price. The consideration, in the form of Noront Common Shares, represents a premium of 26% and 51% based on the Common Share price immediately prior to the announcement of Noront’s intention to make the Offer (October 2, 2009) and the 30 calendar day volume weighted average price to the same day, respectively.

•

By adjusting the Common Share price for the value of Freewest’s holding in Quest Uranium Corporation, the implied market value on a per share basis of Freewest's other assets (in particular the Ring of Fire assets) has decreased between January 11, 2009, the date on which Quest Uranium Corporation commenced trading, and October 2, 2009, the last trading date immediately prior to Noront's announcement of its intention to make the Offer. In our view, it does not appear that Freewest has been able to create value for the Shareholders from the Ring of Fire.

•

The implied Offer price based on the pre-announcement share price of Noront as of the close of market on October 2, 2009 was C$0.3975 per Common Share. The Common Share price has been significantly below the implied Offer price for the last 18 months and has only been above this price for 10 trading days since August 2007 when Noront originally announced its Ring of Fire discovery.

•

Noront believes that the combined company would achieve notable short-term cost savings, primarily through a reduction of corporate overhead costs and rationalization of exploration activities under one company within the Ring of Fire, and thereby will free up additional funds to be committed to project exploration and development.

•

Since the appointment of the new management team, Noront’s strategy is focused on maximizing the value for all its shareholders by pursuing the exploration and development potential within the Ring of Fire.

•

Based on the Offer and Noront’s market value on October 2, 2009, the combined group would be the 7th largest company on the TSX-V based on market capitalization. The Noront Common Shares are significantly more liquid than the Common Shares (over the last 12 months, the average daily trading value of the Noront Common Shares was C$1.322 million, which is nearly 10 times the Common Share average daily trading value of C$0.134 million, over the same period).

What Securities are being sought in the Offer?

We are offering to purchase all of the Common Shares. As of July 31, 2009, 214,725,039 Common Shares were issued and outstanding. Our Offer includes Common Shares that may become outstanding after the date of this Offer, but prior to the Expiry Time, upon the exercise of any rights to acquire Common Shares. The Offer is not being made for any Freewest Options or Freewest Warrants.

See Section 1 of the Offer to Purchase, “The Offer”.

How do you plan to acquire 100% of Freewest?

If we complete the Offer but do not then own 100% of Freewest, we currently intend to acquire any Common Shares not deposited in connection with the Offer in a second-step transaction. This transaction will take the form of a Compulsory Acquisition or Subsequent Acquisition Transaction.

See Section 3 of the Circular, “Background to the Offer”, and Section 18 of the Circular, “Acquisition of Common Shares Not Deposited Under the Offer”.

How many Noront Common Shares could be issued pursuant to the Offer?

We expect to issue approximately 53 million Noront Common Shares based on the number of Common Shares outstanding as at October 2, 2009 (or approximately 57 million Noront Common Shares on a fully diluted in the money basis) and assuming that all of the Common Shares are acquired upon completion of the Offer and any Compulsory Acquisition or any Subsequent Acquisition Transaction. Freewest Shareholders on this basis will hold approximately 25% of the Noront Common Shares upon closing of the Offer.

See Section 1 of the Offer to Purchase, “The Offer”.

Will my voting rights as a shareholder of Noront be the same as my voting rights as a shareholder of Freewest?

Each Common Share carries the right to one vote at meetings of the Shareholders. Each Noront Common Share carries the right to vote at meetings of the shareholders of Noront and to receive dividends, if any.

See Section 7 of the Circular, “Certain Information Concerning Noront and its Authorized Shares and Outstanding Capital”, and Section 22 of the Circular, “Risk Factors”.

How long do I have to decide whether to tender to the Offer?

The Offer is open for acceptance until 5:00 p.m. (Toronto time) on November 18, 2009, or until such other time and date as set out in a notice of variation of the Offer as we determine, issued at any time and from time to time at our discretion.

See Section 2 of the Offer to Purchase, “Time for Acceptance”.

Can the Expiry Time of the Offer be extended?

Yes. We may, in our sole discretion, elect to extend the Expiry Time for the Offer from the time referenced in the answer to the previous question. Under certain circumstances, we may be required to extend the Expiry Time for the Offer under applicable Law. If we elect to extend, or are required to extend the Expiry Time for the Offer, we will publicly announce the extension in the manner required by applicable Law.

See Section 5 of the Offer to Purchase, “Extension, Variation or Change in the Offer”.

How do I tender my Common Shares?

If you hold Common Shares in your own name, you may accept this Offer by depositing the certificate(s) representing your Common Shares, together with a duly completed and signed Letter of Transmittal, at the office of the Depositary specified in the Letter of Transmittal. If your Common Shares are registered in the name of a nominee, you should contact your broker, investment dealer, bank, trust company or other nominee for assistance in tendering your Common Shares to this Offer. Shareholders are invited to contact the Information Agent for further information regarding how to accept the Offer.

See Section 3 of the Offer to Purchase, “Manner of Acceptance”.

What if I have lost my Common Share certificate(s) but wish to tender my Common Shares to the Offer?

You should complete your Letter of Transmittal as fully as possibly and state in writing the circumstances surrounding the loss and forward the documents to the Depositary. The Depositary will forward a copy to the transfer agent and the transfer agent will advise you on replacement requirements which must be completed and returned before the expiry of the Offer.

See Section 3 of the Offer to Purchase, “Manner of Acceptance – Procedure for Guaranteed Delivery”.

If I accept the Offer, when will I receive the Noront Common Shares?

If the conditions of the Offer are satisfied or waived, and if we consummate the Offer and take up your Common Shares, you will receive Noront Common Shares issued as consideration for the Common Shares tendered to the Offer promptly after the Expiry Time.

See Section 6 of the Offer to Purchase, “Take Up of and Payment for the Deposited Common Shares”.

Who is the Depositary under the Offer?

Equity Transfer & Trust Company is acting as Depositary under the Offer. The Depositary will be responsible for receiving certificates representing the Deposited Shares and accompanying Letters of Transmittal and other documents. The Depositary is also responsible for receiving Notices of Guaranteed Delivery, giving notices, if required, and making payment for all Common Shares purchased by us under the terms of the Offer.

See Section 23 of the Circular, “Information Agent and Depositary”.

Will I be able to withdraw previously tendered Common Shares?

Yes. You may withdraw Common Shares previously tendered by you (i) at any time before Common Shares deposited under the Offer are taken up by us under the Offer, (ii) if your Common Shares have not been paid for by us within three business days after having been taken up by us, and (iii) under certain other circumstances described in the Offer to Purchase.

See Section 7 of the Offer to Purchase, “Right to Withdraw Deposited Common Shares”.

How do I withdraw previously tendered Common Shares?

You must send a notice of withdrawal to the Depositary prior to the occurrence of certain events and within the time periods set forth in Section 7 of the Offer to Purchase, “Right to Withdraw Deposited Common Shares”, and the notice must contain the specific information described in Section 7 of the Offer to Purchase.

Will I have to pay any fees for commissions?

If you are the registered owner of your Common Shares and you tender your Common Shares directly to the Depositary, you will not have to pay brokerage fees or incur similar expenses. If you hold your Common Shares through a broker or another nominee and your broker tenders the Common Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges apply.

What will happen if the Offer is withdrawn?

Unless all of the conditions of the Offer have been satisfied or waived prior to the Expiry Time, we will not be obligated to take up and purchase Common Shares tendered to the Offer and we may withdraw the Offer. If the Offer is withdrawn in this manner all of your Common Shares that were deposited and not withdrawn will be returned to you with no payment.

How will Canadian residents and non-residents of Canada be taxed for Canadian income tax purposes?

An Eligible Shareholder who disposes of Common Shares may, depending upon the circumstances, obtain a full or partial tax deferral for Canadian federal income tax purposes in respect of a disposition of Common Shares by entering into a joint tax election with Noront under Section 85 of the Tax Act (and the corresponding provisions of any applicable provincial tax legislation) specifying therein an elected amount in accordance with certain limitations provided for in the Tax Act (and in any applicable provincial tax legislation). The Letter of Transmittal enclosed with this Offer to Purchaser and Circular includes a space for Eligible Shareholders to request a tax instruction letter to assist them in making such election. Noront will make such an election so long as the Eligible Shareholder fully complies with the requirements set out in Section 20 of the Circular. Noront agrees to make a joint election with any Eligible Shareholder as described in “Certain Canadian Federal Income Tax Considerations – Shareholders Resident in Canada – Resident Shareholders Who Accept the Offer – Exchange of Common Shares for Noront Common Shares and Cash – Section 85 Election”, in Section 20 of the Circular. Shareholders other than Eligible Shareholders who choose to participate in the Offer will not be permitted to require Noront to so elect and, accordingly, their sale of Common Shares to Noront will not be an income tax-deferred rollover for Canadian federal income tax purposes. However, it is expected that any gain arising on the disposition of Common Shares to Noront by a Shareholder who is not an Eligible Shareholder should not be subject to Canadian federal income tax.

The foregoing is a brief summary of Canadian federal income tax consequences only and is qualified by more detailed general description of Canadian federal income tax considerations under “Certain Canadian Federal Income Tax Considerations” in Section 20 of the Circular. Shareholders are urged to consult their own tax advisors to determine the particular tax consequences to them of the sale of Common Shares pursuant to the Offer or a disposition of Common Shares pursuant to any Subsequent Acquisition Transaction or Compulsory Acquisition. This document does not address the tax consequences to a Shareholder in connection with their SRP Rights, accordingly, such Shareholders should consult their own tax advisors having regard to their own particular circumstances.

If I am a U.S. Holder of Common Shares, what are the U.S. federal income tax considerations of the Offer?

Noront currently expects to treat the Offer as a taxable transaction for U.S. federal income tax purposes. Assuming the Offer is so treated, the exchange pursuant to the Offer will be fully taxable to a U.S. Holder of Common Shares, and each U.S. Holder of Common Shares will recognize taxable gain or loss equal to the difference between (1) the amount of cash and the fair market value of Noront Common Shares received in the exchange, and (2) such U.S. Holder’s adjusted tax basis in Common Shares transferred in the exchange. If Freewest is or has been a “passive foreign investment company” or “PFIC” for U.S. federal income tax purposes at any time during the U.S. Holder’s holding period of Common Shares (other than a U.S. Holder who timely made certain U.S. federal income tax elections as discussed below under “Certain United States Federal Income Tax Considerations”), (i) any gain recognized in the exchange would be allocated ratably over the U.S. Holder’s holding period for the Common Shares, (ii) the amount allocated to the current taxable year and to any taxable year prior to the first taxable year in which Freewest was a PFIC would be treated as ordinary income for the year of disposition, and (iii) the amount allocated to each other year would be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax would be imposed on the resulting tax attributable to each such year.

The foregoing is a brief summary of U.S. federal income tax considerations only and is qualified in its entirety by the more detailed general description of U.S. federal income tax considerations under “Certain United States Federal Income Tax Considerations” below in Section 21 of the Circular. Neither this description nor the longer form discussion is intended to be legal or tax advice to any particular U.S. Holder of Common Shares. Freewest shareholders are urged to consult their own tax advisors to determine the particular tax consequences to them of the sale of Common Shares pursuant to the Offer or a disposition of Common Shares pursuant to any Subsequent Acquisition Transaction or Compulsory Acquisition.

Is Noront’s financial condition relevant to my decision to tender my Common Shares in the Offer?

Yes. Noront Common Shares will be issued to Shareholders who validly tender their Common Shares, so you should consider Noront’s financial position before you decide to tender your Common Shares to the Offer. In considering Noront’s financial condition, you should review the documents included and incorporated by reference in the Offer to Purchase and Circular because they contain detailed business, financial and other information about us. As of July 31, 2009 adjusted for Noront’s August 2009 equity issuance and our estimates for the Noront and Freewest expenditures through the end of September 2009, the combined group will have a working capital of approximately C$37 million.

See Section 1 of the Circular, “Noront Resources Ltd.” and Section 7 of the Circular, “Certain Information Concerning Noront and its Authorized Shares and Share Capital”.

If I decide not to tender, how will my Common Shares be affected?

If we take up and pay for the Common Shares validly tendered, we currently intend to take such action as is necessary, including effecting a Compulsory Acquisition or Subsequent Acquisition Transaction to acquire any Common Shares not tendered. It is our current intention that the consideration to be offered for Common Shares under such Compulsory Acquisition or Subsequent Acquisition Transaction will be the same consideration offered under the Offer. In connection with such a transaction, you may have dissent rights. We reserve the right not to complete a Compulsory Acquisition or Subsequent Acquisition Transaction.

See Section 18 of the Circular, “Acquisition of Common Shares not Deposited Under the Offer”.

Will Freewest continue as a public company?

If, as a result of the Offer and any subsequent transaction, the number of holders of the Common Shares is sufficiently reduced, Freewest may cease to be a reporting issuer. The rules and regulations of the TSX-V could also, upon the consummation of the Offer and/or a subsequent transaction, lead to the delisting of the Common Shares from the TSX-V. To the extent permitted by applicable Law, we intend to delist the Common Shares from the TSX-V.

See Section 5 of the Circular, “Purpose of the Offer and Plans for Freewest”.

What is the market value of my Common Shares as at recent date?

On October 2, 2009, which was the last trading day prior to the date on which we announced our intention to make the Offer, the closing price of the Common Shares listed on the TSX-V was $0.315. The volume weighted average price of the Common Shares listed on the TSX-V for the 30 calendar days ended October 2, 2009 was $0.263. Based on the closing price of the Noront Common Shares on the TSX-V on October 2, 2009, the Offer represents a premium of approximately 26%. Based on the volume weighted average price of the Noront Common Shares on the TSX-V for the 30 calendar days ended October 2, 2009, the Offer represents a premium of approximately 51%.

We urge you to obtain recent quotations for the Common Shares and the Noront Common Shares before deciding whether or not to tender your Common Shares.

See Section 15 of the Circular, “Certain Information Concerning Freewest and its Authorized Shares and Outstanding Share Capital”.

If the Offer is successful will the Board of Directors and management of Freewest change?

Yes, if the Offer is successful it is anticipated that the current management of Noront will manage Freewest in place of Freewest’s current management and that the Freewest Board of Directors will be replaced by nominees of Noront.

See Section 5 of the Circular, “Purpose of Offer and Plans for Freewest”.

Why is the Offer conditional on Freewest’s management change of control payments being limited to C$1.5 million?

Noront believes that Mackenzie Watson’s, Chief Executive Officer of Freewest, management change of control payment of C$4 million is excessive and significantly out-of-line with customary management change of control payments made to executives of similar sized Canadian companies and a detriment to the Shareholders’ best interests. Mr. Watson’s change of control payment represents almost 6% of the pre-announcement market capitalization of

Freewest or almost 27 times his annual compensation. This compares to customary management change of control payments for executives of similar sized Canadian mining companies as a multiple of salary of 2.9 times and as a percentage of current market capitalization of 0.4%.

Why are Shareholders receiving $0.0001 in cash for each Common Share as well?

Noront is offering Shareholders nominal cash consideration in addition to Noront Common Shares in order to ensure that all Eligible Shareholders seeking to defer for Canadian federal income tax purposes any or all of the gain that would otherwise be realized on the disposition of their Common Shares pursuant to the Offer will do so by making a Section 85 Election under subsection 85(1) or 85(2) of the Tax Act.

Whom can I call with questions about the Offer or for more information?

You can call our Information Agent, Laurel Hill Advisory Group and its affiliates, if you have questions or requests for additional copies of the Offer to Purchase and Circular. Questions and requests should be directed to the following telephone numbers:

TELEPHONE NUMBERS FOR LAUREL HILL ADVISORY GROUP

North American Toll Free Number: 1-888-882-6742

Outside North America collect: 1-416-637-4661

email: assistance@laurelhillag.com

GLOSSARY

This Glossary forms part of the Offer to Purchase. In the Questions and Answers, the Offer to Purchase, the Summary, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, unless the subject matter or context is inconsistent therewith, the following terms shall have the meanings set out below and grammatical variations thereof will have the corresponding meanings.

“affiliate” has the meaning ascribed thereto in the OSA;

“allowable capital loss” has the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations” in Section 20 of the Circular;

“associate” has the meaning ascribed thereto in the OSA;

“business combination” has the meaning ascribed thereto in MI 61-101;

“business day” has the meaning ascribed thereto in MI 62-104;

“Canadian GAAP” means generally accepted accounting principles in Canada;

“CBCA” means the Canada Business Corporations Act;

“CDS” means CDS Clearing and Depository Services Inc. or its nominee, which at the date hereof is CDS & Co.;

“Circular” means the take-over bid circular accompanying and forming part of the Offer to Purchase, including the Schedules attached thereto;

“Circular Bid” means a Take-Over Bid made by means of a take-over bid circular sent to all holders of Common Shares;

“Common Shares” means all of the issued and outstanding common shares of Freewest, together with the SRP Rights;

“Company Material Adverse Effect” means any change, effect, event, circumstance, occurrence or state of facts, pending or threatened, that is, or would reasonably be expected to be, material and adverse to the business, properties, assets, liabilities (whether absolute, accrued, conditional or otherwise and including any contingent liabilities that may arise through outstanding, pending or threatened litigation or otherwise), capitalization, condition (financial or otherwise), operations, results of operations, prospects, licenses, permits, articles, by-laws, or rights or privileges of Freewest and its subsidiaries and joint ventures, if any;

“Compulsory Acquisition” has the meaning ascribed thereto under “Acquisition of Common Shares Not Deposited Under the Offer” in Section 18 of the Circular;

“CRA” means the Canada Revenue Agency;

“Depositary” means Equity Transfer & Trust Company, the depositary for the Offer;

“Deposited Shares” has the meaning ascribed thereto under “Manner of Acceptance – Dividends and Distributions” in Section 3 of the Offer to Purchase;

“designated stock exchange” has the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations” in Section 20 of the Circular;

“Distributions” has the meaning ascribed thereto under “Manner of Acceptance – Dividends and Distributions” in Section 3 of the Offer to Purchase;

“Dissenting Shareholders” has the meaning ascribed thereto under “Acquisition of Common Shares Not Deposited Under the Offer” in Section 18 of the Circular;

“Effective Time” has the meaning ascribed thereto under “Manner of Acceptance – Power of Attorney” in Section 3 of the Offer to Purchase;

“Elected Amount” has the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations – Shareholders Resident in Canada – Resident Shareholders Who Accept the Offer – Exchange of Common Shares for Noront Common Shares and Cash – Section 85 Election”, in Section 20 of this Circular;

“Eligible Shareholder” means a beneficial owner of Common Shares that is (i) a resident of Canada for the purposes of the Tax Act other than a Tax Exempt Person, (ii) a partnership, any member of which is a resident of Canada for the purposes of the Tax Act (other than a partnership, all the members of which that are residents of Canada are Tax Exempt Persons), or (iii) a non-resident of Canada for the purposes of the Tax Act and any applicable income tax treaty whose Common Shares constitute “taxable Canadian property” (as defined in the Tax Act) and who is not exempt for Canadian tax in respect of any gain realized on the disposition of Common Shares by reason of an exemption contained in an applicable income tax treaty;

“Eligible Institution” means a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or members of the Investment Dealers Association of Canada;

“Expiry Date” means November 18, 2009, or such later date or dates as may be fixed by Noront from time to time as provided under “Extension, Variation or Change in the Offer” in Section 5 of the Offer to Purchase, unless the Offer is withdrawn by Noront;

“Expiry Time” means 5:00 p.m. (Toronto time) on the Expiry Date, or such later time or times as may be fixed by Noront from time to time as provided under “Extension, Variation or Change in the Offer” in Section 5 of the Offer to Purchase, unless the Offer is withdrawn by Noront;

“Freewest” means Freewest Resources Canada Inc., a corporation existing under the laws of Canada;

“Freewest Board of Directors” means the board of directors of Freewest;

“Freewest Options” means any options to acquire Common Shares issued pursuant to Freewest’s Stock Option Plan;

“Freewest Warrants” means a warrant that gives the holder the right to purchase Common Shares;

“fully diluted basis” means, with respect to the number of outstanding Common Shares at any time, the number of Common Shares that would be outstanding if all Freewest Options, Freewest Warrants and other securities of Freewest that are convertible into or exchangeable or exercisable for Common Shares, other than SRP Rights, whether vested or unvested, were converted into or exchanged or exercised, as applicable, for Common Shares;

“Governmental Entity” means: (i) any supranational body or organization, nation, government, state, province, country, territory, municipality, quasi-government, administrative, judicial or regulatory authority, agency, board, body, bureau, commission, instrumentality, court or tribunal or any political subdivision thereof, or any central bank (or similar monetary or regulatory authority) thereof, any taxing authority, any ministry or department or agency of any of the foregoing; (ii) any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including any court; and (iii) any corporation or other entity owned or controlled, through stock or capital ownership or otherwise, by any of such entities or other bodies;

“Information Agent” means Laurel Hill Advisory Group, the information agent for the Offer;

“Laws” means any applicable laws, including, without limitation, supranational, national, provincial, state, municipal and local, civil, commercial, banking, securities, tax, personal and real property, security, mining, environmental, water, energy, investment, property ownership, land use and zoning, sanitary, occupational health and safety laws, treaties, statutes, ordinances, instruments, judgments, decrees, injunctions, writs, certificates and orders, by-laws, rules, regulations, ordinances, protocols, codes, guidelines, policies, notices, directions or other requirements of any Governmental Entity;

“Letter of Transmittal” means the Letter of Transmittal (printed on YELLOW paper) in the form accompanying the Offer to Purchase and Circular, or a manually signed facsimile thereof;

“Minimum Deposit Condition” has the meaning ascribed thereto under “Conditions of the Offer” in Section 4 of the Offer to Purchase;

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions, as amended, supplemented or replaced from time to time;

“MI 62-104” means Multilateral Instrument 62-104 – Take-Over Bids and Issuer Bids, as amended, supplemented or replaced from time to time;

“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects, as amended, supplemented or replaced from time to time;

“Non-Resident Shareholder” has the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations” in Section 20 of the Circular;

“Noront” means Noront Resources Ltd., a corporation existing under the laws of the Province of Ontario;

“Noront Board of Directors” means the board of directors of Noront;

“Noront Common Shares” means the common shares of Noront and “Noront Common Share” means any one Noront Common Share;

“Notice of Guaranteed Delivery” means the Notice of Guaranteed Delivery (printed on PINK paper) in the form accompanying the Offer of Purchase and Circular, or a manually signed facsimile thereof;

“Offer” means the offer to purchase Common Shares made hereby to the Shareholders pursuant to the terms set out herein;

“Offer to Purchase” means the document describing the terms and conditions of the Offer and including the Circular, the Summary, the Glossary and attached Schedules;

“Offer to Purchase and Circular” means the Offer and the Circular, including the Summary, the Glossary and all Schedules to the Offer to Purchase and Circular;

“Offer Price” has the meaning ascribed thereto under “The Offer” in Section 1 of the Offer to Purchase;

“Offeror’s Notice” has the meaning ascribed thereto under “Acquisition of Common Shares Not Deposited Under the Offer” in Section 18 of the Circular;

“OSA” means the Securities Act (Ontario), as amended, supplemented or replaced from time to time;

“OSC” means the Ontario Securities Commission;

“OSC Rule 62-504” means OSC Rule 62-504 – Take-Over Bids and Issuer Bids, as amended, supplemented or replaced from time to time;

“Proposed Amendments” has the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations” in Section 20 of the Circular;

“Purchased Securities” has the meaning ascribed thereto under “Manner of Acceptance – Power of Attorney” in Section 3 of the Offer to Purchase;

“Redeemable Shares” has the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations” in Section 20 of the Circular;

“Resident Shareholder” has the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations” in Section 20 of the Circular;

“Rights Certificates” means the certificates representing the SRP Rights;

“Section 85 Election” has the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations” in Section 20 of the Circular;

“Securities Authorities” means the securities commissions and all other securities regulatory authorities in Canada;

“SEDAR” means the System for Electronic Document Analysis and Retrieval maintained by the Canadian Securities Administrators;

“SEDI” means the System for Electronic Data on Insiders;

“Separation Time” has the meaning ascribed thereto under “Shareholder Rights Plan” in Section 19 of the Circular;

“Shareholders” means, collectively, the holders of Common Shares, and “Shareholder” means any one of them;

“Shareholder Rights Plan” means the shareholder rights plan agreement of Freewest dated as of March 20, 2008;

“SRP Exercise Price” has ascribed thereto under “Shareholder Rights Plan” in section 19 of the Circular;

“SRP Rights” means the rights issued pursuant to the Shareholder Rights Plan;

“Stock Option Plan” means Freewest’s stock option plan approved by the Shareholders on April 24, 2003, as amended, supplemented or replaced from time to time;

“Subsequent Acquisition Transaction” has the meaning ascribed thereto under “Acquisition of Common Shares Not Deposited Under the Offer – Subsequent Acquisition Transaction” in Section 18 of the Circular;

“take up” in reference to Common Shares means to accept such Common Shares for payment by giving written notice of such acceptance to the Depositary and “taking up” and “taken up” have corresponding meanings;

“Tax Act” means the Income Tax Act (Canada) and all regulations made thereunder;

“Tax Exempt Person” means a person who is exempt from tax under Part I of the Tax Act;

“taxable Canadian property” has the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations” in Section 20 of the Circular;

“taxable capital gain” has the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations” in Section 20 of the Circular;

“TFSA” has the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations” in Section 20 of the Circular;

“treaty-protected property” has the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations” in Section 20 of the Circular;

“TSX-V” means the TSX Venture Exchange;

“United States” or “US” means the United States of America, its territories and possessions, any State of the United States, and the District of Columbia; and

“U.S. Holder” has the meaning ascribed thereto under “Certain United States Income Tax Considerations”.

SUMMARY OF THE OFFER

The following is a summary only and is qualified in its entirety by the detailed provisions contained elsewhere in the Offer to Purchase and Circular. Shareholders are urged to read the Offer to Purchase and Circular in its entirety. Certain terms used in this Summary are defined in the Glossary. The information concerning Freewest contained herein and in the Offer to Purchase and Circular has been taken from or is based upon publicly available documents and records of Freewest on file with the Canadian securities regulatory authorities and other public sources at the time of the Offer. Although Noront has no knowledge that would indicate that any statements contained herein relating to Freewest taken from or based upon such documents and records are untrue or incomplete, neither Noront nor any of its officers or directors assumes any responsibility for the accuracy or completeness of such information or for any failure by Freewest to disclose events or facts that may have occurred or may affect the significance or accuracy of any such information but that are unknown to Noront. Unless otherwise indicated, information concerning Freewest is given as of October 2, 2009.

The Offer

Noront is offering, upon and subject to the terms and conditions of the Offer, to purchase all of the Common Shares, including Common Shares that may become issued and outstanding after the date of the Offer but before the Expiry Time upon the conversion, exchange or exercise of Freewest Options, Freewest Warrants or of any other securities of Freewest that are convertible into or exchangeable or exercisable for Common Shares, on the basis of 0.25 of a Noront Common Share and $0.0001 in cash for each Common Share.

The Common Shares are listed for trading on the TSX-V under the symbol “FWR”. The closing price of the Common Shares on October 2, 2009, the last day of trading prior to the announcement of the Offer was $0.315. The closing price of the Noront Common Shares on October 2, 2009 was $1.59. Based on the closing price of the Noront Common Shares, the Offer represents a premium of approximately 26% over the October 2, 2009 closing price of the Common Shares on the TSX-V of $0.315. The Offer also represents a premium of approximately 51% based on the respective volume weighted average trading prices of the Noront Common Share and the Common Shares on the TSX-V for the 30 calendar days ended October 2, 2009.

The obligation of Noront to take up and pay for Common Shares pursuant to the Offer is subject to certain conditions. See Section 4 of the Offer to Purchase, “Conditions of the Offer”.

Noront Resources Ltd.

Noront is a resource exploration company listed on Tier 2 of the TSX-V involved in the acquisition, exploration and development of properties for the mining of base metals, precious metals and chromite.

Noront’s focus is its McFaulds Lake Project in the Ring of Fire region located in the James Bay Lowlands, Ontario, where Noront has had five discoveries since August 2007, including the wholly owned Eagle’s Nest nickel, copper, PGM deposit, the Blackbird chromium deposit and the Thunderbird vanadium discovery. Noront also has other exploration projects and properties in Ontario, Quebec and New Brunswick within Canada and Mexico, all of which are currently under review.

See “Noront Resources Ltd.” in Section 1 of the Circular.

Freewest Resources Canada Inc.

Freewest is a resource exploration corporation listed on Tier 2 of the TSX-V involved in the acquisition, exploration and development of properties for the mining of base metals, precious metals and chromite.

Freewest’s primary properties are its McFaulds Lake projects in the Ring of Fire region in the James Bay Lowlands, Ontario, including the wholly owned Black Thor and 50% interest (potentially reducing to 40% subject to its earn-in arrangements) in the Big Daddy chromite discovery, the wholly owned (potentially reducing to 30% subject to earn-in arrangements) Clarence Stream property in New Brunswick and exploration properties in New Brunswick, Quebec, Maine and Ontario.

See “Freewest Resources Canada Inc.” in Section 2 of the Circular.

Benefits of and Reasons to Accept the Offer and Plans for Freewest

Noront believes that if the Offer is successful, it will create important benefits and opportunities that will enhance value for its Shareholders. Noront believes that the Offer will create value for shareholders of both Noront and Freewest and that it offers the benefits and opportunities described below. The benefits and opportunities described below are based on the information existing as of the date hereof and reflect Noront’s best estimate of the effects of such integration. There can be no assurance that the benefits and opportunities described below will ultimately be achieved.

The following are some of the benefits of and reasons to accept the Offer:

Shareholder’s continued participation in the Ring of Fire

Since the Offer is a share exchange transaction with nominal cash consideration, Shareholders will, upon the successful completion of the Offer, through their ownership of Noront Common Shares, continue to benefit from any significant developments in the Ring of Fire and will continue to share in any future increases in value associated with the development and operation of the existing portfolios of Noront (including the Eagle’s Nest and Blackbird deposits) and Freewest.

Ring of Fire consolidation

Noront believes that the rationalization of activities in the Ring of Fire will pave the way for the sharing of essential infrastructure and logistics. The result of this rationalization will be improved economics of all Ring of Fire projects, as the heavy capital cost burden of the infrastructure will be shared across a series of developments. This transaction benefits all shareholders since it enhances the prospects of development for both the Freewest and Noront assets in the Ring of Fire and ensures that a coordinated approach is taken to exploration activities, infrastructure development, negotiations with First Nations interests and the ultimate financing of the mine development and associated infrastructure in the region.

Established, well-funded, shareholder focused development team in place

The recently revitalized Noront management has been mandated by the Noront Board of Directors to explore and develop aggressively the Ring of Fire in the optimal and least dilutive manner. The combination of Freewest and Noront offers the Shareholders the benefits of both the project development expertise of the Noront management team and access to a pro-forma combined estimated working capital of approximately C$37 million with which to advance the projects of both Freewest and Noront without any near-term dilution. The combined company will be guided by an experienced board of directors who collectively have extensive project development, acquisition and other relevant industry experience necessary to advance projects from the exploration stage into development and to create shareholder value by doing so.

Significant and immediate value realization through receipt of a substantial premium

Noront has offered Shareholders a significant implied premium to the current and historical Common Share price. The consideration, in the form of Noront Common Shares, represents a premium of 26% and 51% based on the Common Share price immediately prior to the announcement of Noront’s intention to make the Offer (October 2, 2009) and the 30 calendar day volume weighted average price to the same day, respectively.

Freewest has not been able to create shareholder value within the Ring of Fire

By adjusting the Common Share price for the value of Freewest’s holding in Quest Uranium Corporation, the implied market value on a per share basis of Freewest’s other assets (in particular the Ring of Fire assets) has decreased between January 11, 2009, the date on which Quest Uranium Corporation commenced trading, and October 2, 2009, the last trading date immediately prior to Noront’s announcement of its intention to make the Offer. In our view, it does not appear that Freewest has been able to create value for the Shareholders from the Ring of Fire.

Generous implied Offer price

The implied Offer price based on the pre-announcement share price of Noront as of the close of market on October 2, 2009 was C$0.3975 per Common Share. The Common Share price has been significantly below the implied Offer price for the last 18 months and has only been above this price for 10 trading days since August 2007 when Noront originally announced its Ring of Fire discovery.

Cost management

Noront believes that the combined company would achieve notable short-term cost savings, primarily through a reduction of corporate overhead costs and rationalization of exploration activities under one company within the Ring of Fire, and thereby will free up additional funds to be committed to project exploration and development.

Noront is focused on the Ring of Fire

Since the appointment of the new management team, Noront’s strategy is focused on maximizing the value for all its shareholders by pursuing the exploration and development potential within the Ring of Fire.

The Shareholders will participate in a larger more liquid company

Based on the Offer and Noront’s market value on October 2, 2009, the combined group would be the 7th largest company on the TSX-V based on market capitalization. The Noront Common Shares are significantly more liquid than the Common Shares (over the last 12 months, the average daily trading value of the Noront Common Shares was C$1.322 million, which is nearly 10 times the Common Share average daily trading value of C$0.134 million, over the same period).

Purpose of the Offer and Plans for Freewest

The purpose of the Offer is to enable Noront to acquire all of the Common Shares. If Noront takes up and pays for the Common Shares deposited under the Offer, Noront intends to acquire any Common Shares not deposited by way of a Compulsory Acquisition, if available, or by way of a Subsequent Acquisition Transaction, in each case for consideration per Common Share equal to the Offer Price. See “Acquisition of Common Shares Not Deposited Under the Offer” in Section 18 of the Circular. If permitted by applicable Laws, as soon as practicable following the completion of the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction, Noront intends to apply to delist the Common Shares from the TSX-V and, subject to applicable securities laws, to cause Freewest to cease to be a reporting issuer under the securities laws of each province and territory of Canada in which it is a reporting issuer. See “Purpose of the Offer and Plans for Freewest” in Section 5 of the Circular.

Time for Acceptance

The Offer is open for acceptance until 5:00 p.m. (Toronto time) on November 18, 2009, or until such later time or times and date or dates to which the Offer may be extended, unless the Offer is withdrawn in accordance with its terms by Noront. Noront may, in its sole discretion but subject to applicable Laws, extend the Expiry Time, as described under “Time for Acceptance” in Section 2 of the Offer to Purchase and “Extension, Variation or Change in the Offer” in Section 5 of the Offer to Purchase.

Manner of Acceptance

A Shareholder wishing to accept the Offer must properly complete and execute a Letter of Transmittal (printed on YELLOW paper) or a manually signed facsimile thereof and deposit it, at or prior to the Expiry Time, together with the certificate(s) representing such Shareholder’s Common Shares and all other required documents with the Depositary at its office in Toronto, Ontario set out in the Letter of Transmittal. Detailed instructions are contained in the Letter of Transmittal which accompanies the Offer. See Section 3 of the Offer to Purchase, “Manner of Acceptance – Letter of Transmittal”.

If a Shareholder wishes to accept the Offer and deposit Common Shares under the Offer and the certificate(s) representing such Shareholder’s Common Shares are not immediately available, or if the certificate(s) and all other required documents cannot be delivered to the Depositary at or prior to the Expiry Time, such Common Shares may nevertheless be validly deposited under the Offer in compliance with the procedures for guaranteed delivery using the Notice of Guaranteed Delivery (printed on PINK paper) or a manually signed facsimile thereof. Detailed instructions are contained in the Notice of Guaranteed Delivery which accompanies the Offer. See Section 3 of the Offer to Purchase, “Manner of Acceptance – Procedure for Guaranteed Delivery”.

Shareholders should contact the Information Agent and Depositary for assistance in accepting the Offer and in depositing Common Shares with the Depositary. Shareholders whose Common Shares are registered in the name of an investment advisor, stock broker, bank, trust company or other nominee should immediately contact that nominee for assistance if they wish to accept the Offer in order to take the necessary steps to be able to deposit such Common Shares under the Offer.

Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Common Shares directly with the Depositary.

Conditions of the Offer

Noront reserves the right to withdraw or terminate the Offer and not take up or pay for any Common Shares deposited under the Offer unless the conditions described under “Conditions of the Offer” in Section 4 of the Offer to Purchase are satisfied or waived by Noront at or prior to the Expiry Time. The Offer is conditional upon, among other things, there having been validly deposited under the Offer and not withdrawn at the Expiry Time such number of Common Shares that constitutes at least 66 2/3% of the total number of Common Shares outstanding (calculated on a fully diluted basis). The Offer is also conditional upon the Shareholder Rights Plan being waived, invalidated or cease traded and that the management change of control payments of Freewest do not exceed, in the aggregate, C$1.5 million. See “Conditions of the Offer” in Section 4 of the Offer to Purchase.

Take Up and Payment for Deposited Common Shares

Upon and subject to the terms and conditions of the Offer, Noront will take up and pay for Common Shares validly deposited under the Offer and not properly withdrawn, promptly after the Expiry Time and, in any event, not later than 10 calendar days after the Expiry Time. Any Common Shares taken up will be paid for promptly and, in any event, not more than three business days after they are taken up. Any Common Shares deposited under the Offer after the first date on which Common Shares are first taken up by Noront under the Offer will be taken up and paid for promptly and, in any event, within 10 calendar days of such deposit. See “Take Up and Payment for Deposited Common Shares” in Section 6 of the Offer to Purchase.

Right to Withdraw Deposited Common Shares

Common Shares deposited under the Offer may be withdrawn by or on behalf of the depositing Shareholder at any time before the Common Shares have been taken up by Noront under the Offer and in the other circumstances described in Section 7 of the Offer to Purchase, “Right to Withdraw Deposited Common Shares”. Except as so indicated or as otherwise required by applicable Laws, deposits of Common Shares are irrevocable.

Acquisition of Common Shares Not Deposited Under the Offer

If, within 120 days after the date of the Offer, the Offer has been accepted by Shareholders who, in the aggregate, hold not less than 90% of the Common Shares and Noront acquires or is bound to take up and pay for such Deposited Shares under the Offer, Noront may at its option acquire those Common Shares which remain outstanding held by those persons who did not accept the Offer pursuant to a Compulsory Acquisition. If a Compulsory Acquisition is not available or Noront chooses not to avail itself of such statutory right of acquisition, Noront currently intends to, depending upon the number of Common Shares taken up and paid for under the Offer, pursue other means of acquiring the remaining Common Shares not tendered under the Offer, including by causing one or more special meetings of Shareholders to be called to consider an amalgamation, capital reorganization, share consolidation, statutory arrangement or other transaction involving Freewest and Noront or an affiliate of Noront for the purpose of enabling Noront or an affiliate of Noront to acquire all Common Shares not acquired pursuant to the Offer.

The timing and details of any Compulsory Acquisition or Subsequent Acquisition Transaction involving Freewest will necessarily depend on a variety of factors, including the number of Common Shares acquired under the Offer. Although Noront currently intends to propose a Compulsory Acquisition or a Subsequent Acquisition Transaction on the same terms as the Offer, it is possible that, as a result of the number of Common Shares acquired under the Offer, delays in Noront’s ability to effect such a transaction, information hereafter obtained by Noront, changes in general economic, industry, political, social, regulatory or market conditions or in the business of Freewest, or other currently unforeseen circumstances, such a transaction may not be so proposed or may be delayed or abandoned. There is no assurance that such a transaction will be completed, in particular if Noront acquires less than 66 2/3% of the outstanding Common Shares on a fully diluted basis under the Offer. See Section 18 of the Circular, “Acquisition of Common Shares Not Deposited Under the Offer”.

Shareholder Rights Plan

On March 20, 2008, the Freewest Board of Directors adopted the Shareholder Rights Plan. On October 16, 2008, Freewest issued a press release indicating that the Shareholder Rights Plan, as described in Freewest’s management proxy circular dated March 21, 2008, was adopted by the Shareholders at the annual and special meeting held on April 24, 2009. Upon review of the Shareholder Rights Plan, Noront has identified certain discrepancies between the disclosure of the Shareholder Rights Plan as indicated in the Freewest management proxy circular, as compared to the Shareholder Rights Plan as filed on SEDAR on October 2, 2009. Noront has raised such discrepancies with the appropriate securities regulatory authority. The Shareholder Rights Plan will expire on March 20, 2011. The Offer is not a Permitted Bid (as defined in the Shareholder Rights Plan) for the purposes of the Shareholder Rights Plan. Accordingly, in order for the Offer to proceed, the Shareholder Rights Plan must be terminated or action must be taken by the Freewest Board of Directors or by a securities commission or court of competent jurisdiction to remove the effect of the Shareholder Rights Plan and permit the Offer to proceed. See “Shareholder Rights Plan” in Section 19 of the Circular.

Noront believes that at the Expiry Time, Freewest and the Freewest Board of Directors and the Shareholders will have had more than adequate time to fully consider the Offer and any available alternative transactions and to determine whether to deposit their Common Shares under the Offer.

The Offer is being made on the condition, among other things, that the Shareholder Rights Plan does not and will not adversely affect the Offer or Noront either before or on consummation of the Offer or the purchase of Common Shares under a Subsequent Acquisition Transaction. See “Conditions of the Offer” in Section 4 of the Offer to Purchase.

Certain Canadian Federal Income Tax Considerations

An Eligible Shareholder who disposes of Common Shares may, depending upon the circumstances, obtain a full or partial tax deferral for Canadian federal income tax purposes in respect of a disposition of Common Shares by entering into a joint tax election with Noront under Section 85 of the Tax Act (and the corresponding provisions of any applicable provincial tax legislation) specifying therein an elected amount in accordance with certain limitations provided for in the Tax Act (and in any applicable provincial tax legislation). The Letter of Transmittal enclosed with this Offer to Purchase and Circular includes a space for Eligible Shareholders to request a tax instruction letter to assist them in making such election. Noront will make such an election so long as the Eligible Shareholder fully complies with the requirements set out in “Certain Canadian Federal Income Tax Considerations”, in Section 20 of this Circular. Noront agrees to make a joint election with any Eligible Shareholder as described in “Certain Canadian Federal Income Tax Considerations – Shareholders Resident in Canada – Resident Shareholders Who Accept the Offer – Exchange of Common Shares for Noront Common Shares and Cash – Section 85 Election”, in Section 20 of this Circular. Shareholders other than Eligible Shareholders who choose to participate in the Offer will not be permitted to require Noront to so elect and, accordingly, their sale of Common Shares to Noront will not be an income tax-deferred rollover for Canadian federal income tax purposes. However, it is expected that any gain arising on the disposition of Common Shares to Noront by a Shareholder who is not an Eligible Shareholder should not be subject to Canadian federal income tax.

The foregoing is a very brief summary of certain Canadian federal income tax consequences of the Offer. Shareholders are urged to carefully review Section 20 of the Circular, “Certain Canadian Federal Income Tax Considerations”, for a summary of the principal Canadian federal income tax considerations generally applicable to Shareholders and to consult their own tax advisors to determine the particular tax consequences to them of a sale of Common Shares under the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction. This document does not address the tax consequences to a Shareholder in connection with their SRP Rights, accordingly, such Shareholders should consult their own tax advisors having regard to their own particular circumstances.

Certain U.S. Federal Income Tax Considerations

Noront currently expects to treat the Offer as a taxable transaction for U.S. federal income tax purposes. Assuming the Offer is so treated, the exchange pursuant to the Offer will be fully taxable to a U.S. Holder of Common Shares, and each U.S. Holder of Common Shares will recognize taxable gain or loss equal to the difference between (1) the amount of cash and the fair market value of Noront Common Shares received in the exchange, and (2) such U.S. Holder’s adjusted tax basis in Common Shares transferred in the exchange. If Freewest is or has been a “passive foreign investment company” or “PFIC” for U.S. federal income tax purposes at any time during the U.S. Holder’s holding period of Common Shares (other than a U.S. Holder who timely made certain U.S. federal income tax elections as discussed below under “Certain United States Federal Income Tax Considerations”), (i) any gain recognized in the exchange would be allocated ratably over the U.S. Holder’s holding period for Common Shares, (ii) the amount allocated to the current taxable year and to any taxable year prior to the first taxable year in which Freewest was a PFIC would be treated as ordinary income for the year of disposition, and (iii) the amount allocated to each other year would be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax would be imposed on the resulting tax attributable to each such year.

The foregoing is a brief summary of U.S. federal income tax considerations only and is qualified in its entirety by the more detailed general description of U.S. federal income tax considerations under “Certain United States Federal Income Tax Considerations” below in Section 21 the Circular. Neither this description nor the longer form discussion is intended to be legal or tax advice to any particular U.S. Holder of Common Shares. Shareholders are urged to consult their own tax advisors to determine the particular tax consequences to them of the sale of Common Shares pursuant to the Offer or a disposition of Common Shares pursuant to any Subsequent Acquisition Transaction or Compulsory Acquisition.

Stock Exchange Delisting

The Common Shares are listed and posted for trading on the TSX-V under the symbol “FWR”. See Section 10 of the Circular, “Ownership of and Trading in Securities”. The purchase of Common Shares by Noront under the Offer will reduce the number of Common Shares that might otherwise trade publicly and may reduce the number of Shareholders and, depending on the number of Common Shares purchased by Noront under the Offer, could adversely affect the liquidity and market value of the remaining Common Shares held by the public. If permitted by applicable Laws, Noront intends to cause Freewest to apply to delist the Common Shares from the TSX-V as soon as practicable after completion of the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction. See Section 16 of the Circular, “Effect of the Offer on the Market for and Listing of Common Shares and Status as a Reporting Issuer”.

Risks Relating to the Offer

An investment in Noront Common Shares and the proposed acquisition of Freewest by Noront are subject to certain risks and uncertainties. In assessing the Offer, Shareholders should carefully consider the risks and uncertainties described under Section 22 of the Circular, “Risk Factors” and other information contained in, or incorporated by reference into, the Offer to Purchase and Circular.

Information Agent and Depositary

Noront has engaged Equity Transfer & Trust Company to act as the Depositary under the Offer. In such capacity the Depositary will receive deposits of certificates representing Common Shares and accompanying Letters of Transmittal deposited under the Offer at its office in Toronto, Ontario set out in the Letter of Transmittal. In addition, the Depositary will receive Notices of Guaranteed Delivery at its office in Toronto, Ontario set out in the Notice of Guaranteed Delivery. The Depositary will also be responsible for giving certain notices, if required, and for making payment for all Common Shares purchased by Noront under the Offer.

Noront has engaged Laurel Hill Advisory Group to act as the Information Agent to provide a resource for information for Shareholders.

Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Common Shares directly with the Depositary. Shareholders should contact the Information Agent and Depositary or a broker or dealer for assistance in accepting the Offer and in depositing the Common Shares with the Depositary under the Offer.

Contact details for the Information Agent and Depositary are provided at the end of the Offer to Purchase and Circular. See Section 23 of the Circular, “Information Agent and Depositary”.

OFFER TO PURCHASE

The accompanying Circular, which is incorporated into and forms part of the Offer to Purchase, contains important information that should be read carefully before making a decision with respect to the Offer. Capitalized terms used in the Offer to Purchase but not otherwise defined herein, are defined in the Glossary.

October 13, 2009

TO:	THE HOLDERS OF COMMON SHARES OF FREEWEST

1.	THE OFFER

Noront is offering, upon and subject to the terms and conditions of the Offer, to purchase all of the Common Shares, including Common Shares that may become issued and outstanding after the date of the Offer but before the Expiry Time upon the conversion, exchange or exercise of securities of Freewest that are convertible into or exchangeable or exercisable for Common Shares, on the basis of 0.25 of a Noront Common Share and $0.0001 in cash for each Common Share.

Each Shareholder will receive the Offer Price in respect of all of the Shareholder’s Common Shares validly deposited under the Offer and not properly withdrawn, subject to adjustment for fractional shares and fractional cash consideration.

The Common Shares are listed for trading on the TSX-V under the symbol “FWR”. The closing price of the Common Shares on October 2, 2009, the last trading day prior to the announcement of the Offer, was $0.315. The Noront Common Shares are listed for trading on the TSX-V under the symbol “NOT”. The closing price of the Noront Common Shares on October 2, 2009, was $1.59. Based on the closing price of the Noront Common Shares on October 2, 2009, the Offer represents a premium of approximately 26% over the October 2, 2009 closing price of the Common Shares on the TSX-V. The Offer also represents a premium of approximately 51% based on the respective volume weighted average trading prices of Noront and Freewest on the TSX-V for the 30 calendar days ended October 2, 2009.

Shareholders will not have dissent or appraisal rights in connection with the Offer. However, Shareholders who do not tender their Common Shares to the Offer may have rights of dissent in the event Noront elects to acquire such Common Shares by way of a Compulsory Acquisition or Subsequent Acquisition Transaction. See “Acquisition of Common Shares Not Deposited Under the Offer” in Section 18 of the Circular.

Shareholders who deposit their Common Shares under the Offer will be deemed to have deposited the SRP Rights associated with such Common Shares. No additional payment will be made for the SRP Rights and no amount of consideration to be paid by Noront for the Common Shares will be allocated to the SRP Rights.

No fractional Noront Common Shares will be issued pursuant to the Offer. Where the aggregate number of Noront Common Shares to be issued to a Shareholder as consideration under the Offer would result in a fraction of a Noront Common Share being issuable, the number of Noront Common Shares to be received by such Shareholder will either be rounded up (if the fractional interest is 0.5 or more) or down (if the fractional interest is less than 0.5) to the nearest whole number.

Any cash consideration owing to a Shareholder pursuant to the Offer Price will be rounded up to the next whole cent.

Shareholders whose Common Shares are registered in the name of an investment advisor, stock broker, bank, trust company or other nominee should immediately contact such nominee for assistance in depositing their Common Shares.

2.	TIME FOR ACCEPTANCE

The Offer is open for acceptance until the Expiry Time, being 5:00 p.m. (Toronto time) on November 18, 2009, or such later time or times and date or dates as may be fixed by Noront from time to time pursuant to Section 5 of the Offer to Purchase, “Extension, Variation or Change in the Offer”, unless the Offer is withdrawn by Noront.

Shareholders who hold their Common Shares through a nominee or intermediary should note that such nominee or intermediary may specify an earlier deadline for tendering Common Shares.

3.	MANNER OF ACCEPTANCE

Letter of Transmittal

The Offer may be accepted by delivering to the Depositary at its office in Toronto, Ontario set out in the Letter of Transmittal (printed on YELLOW paper) accompanying the Offer to Purchase, so as to be received at or prior to the Expiry Time:

(a)	the certificate(s) representing the Common Shares in respect of which the Offer is being accepted;

(b)	a Letter of Transmittal in the form accompanying the Offer to Purchase or a manually signed facsimile thereof, properly completed and executed as required by the instructions set out in the Letter of Transmittal (including signature guarantee if required); and

(c)	all other documents required by the instructions set out in the Letter of Transmittal.

Participants of CDS should contact the Depositary with respect to the deposit of their Common Shares under the Offer. CDS will be issuing instructions to their respective participants as to the method of depositing such Common Shares under the terms of the Offer.

Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Common Shares directly with the Depositary.

Unless the Shareholder Rights Plan becomes inoperative, the Shareholders are required to deposit one SRP Right for each Common Share in order to effect a valid deposit of such Common Share prior to the Expiry Time. If the Separation Time does not occur before the Expiry Time, a deposit of a Common Share will also constitute a deposit of the associated SRP Right. If the Separation Time occurs before the Expiry Time and Rights Certificates are distributed by Freewest to the Shareholders prior to the time that the Shareholder’s Common Shares are deposited under the Offer, in order for the Common Shares to be validly deposited, Rights Certificate(s) representing SRP Rights equal in number to the number of Common Shares deposited by the Shareholder must be delivered to the Depositary. If the Separation Time occurs before the Expiry Time and Rights Certificates are not distributed by the time that a Shareholder deposits its Common Shares under the Offer, the Shareholder may deposit its SRP Rights before receiving Rights Certificate(s) by using the guaranteed delivery procedure described below. In any case, a deposit of Common Shares constitutes an agreement by the signatory to deliver Rights Certificate(s) representing SRP Rights equal in number to the number of Common Shares deposited under the Offer to the Depositary on or before the third trading day on the TSX-V after the date, if any, that Rights Certificate(s) are distributed. Noront reserves the right to require, if the Separation Time occurs before the Expiry Time, that the Depositary receive, prior to taking up the Common Shares for payment pursuant to the Offer, Rights Certificate(s) from a Shareholder representing SRP Rights equal in number to the Common Shares deposited by such Shareholder.

In addition, Common Shares and, if applicable, Rights Certificates, may be deposited under the Offer in compliance with the procedures for guaranteed delivery set out below under the heading “Procedure for Guaranteed Delivery”.

Except as otherwise provided in the instructions set out in the Letter of Transmittal, the signature on the Letter of Transmittal must be guaranteed by an Eligible Institution. If a Letter of Transmittal is executed by a person other than the registered holder of the certificate(s) deposited therewith, and in certain other circumstances as set out in the Letter of Transmittal, (i) the accompanying certificate(s) representing the Common Shares must be endorsed or be accompanied by an appropriate share transfer power of attorney, in either case, duly and properly completed by the registered holder(s), and (ii) the signature(s) on the endorsement panel or share transfer power of attorney must correspond exactly to the name(s) of the registered holder(s) as registered or as written on the face of the certificate(s) and must be guaranteed by an Eligible Institution (except that no guarantee is required if the signature is that of an Eligible Institution).

Procedure for Guaranteed Delivery

If a Shareholder wishes to deposit Common Shares under the Offer and either the certificate(s) representing the Common Shares are not immediately available or the certificate(s) and all other required documents cannot be delivered to the Depositary at or prior to the Expiry Time, those Common Shares may nevertheless be deposited under the Offer, provided that all of the following conditions are met:

(a)	the deposit is made by or through an Eligible Institution;

(b)	a properly completed and executed Notice of Guaranteed Delivery (printed on PINK paper) in the form accompanying the Offer to Purchase, or a manually signed facsimile thereof, in each case properly completed duly executed, together with a guarantee by an Eligible Institution in the form set out in the Notice of Guaranteed Delivery, is received by the Depositary at or prior to the Expiry Time at its office in Toronto, Ontario set out in the Notice of Guaranteed Delivery;

(c)	the certificate(s) representing the Deposited Shares, and, if the Separation Time has occurred before the Expiry Time and Rights Certificates have been distributed to Shareholders before the Expiry Time, the Rights Certificates representing the deposited SRP Rights, in proper form for transfer, together with a properly completed and duly signed Letter of Transmittal (or a manually signed facsimile thereof), relating to such Common Shares, with signatures guaranteed if so required in accordance with the Letter of Transmittal, and all other documents required by such Letter of Transmittal, are received at the Toronto, Ontario, office of the Depositary by 5:00 p.m. (Toronto time) on the third trading day on the TSX-V after the Expiry Date; and

(d)	in the case of SRP Rights where the Separation Time has occurred before the Expiry Time but Rights Certificates have not been distributed to the Shareholders before the Expiry Time, the Rights Certificate(s) representing the deposited SRP Rights, in proper form for transfer, together with a properly completed Letter of Transmittal (or a manually signed facsimile thereof), with signature guarantees if so required, and all other documents required by such Letter of Transmittal, are received by the Depositary at its office in Toronto, Ontario by 5:00 p.m. (Toronto time) on the third trading day on the TSX-V after Rights Certificates are distributed to Shareholders.

The Notice of Guaranteed Delivery must be delivered by hand or courier or transmitted by facsimile or mailed to the Depositary at its office in Toronto, Ontario set out in the Notice of Guaranteed Delivery and must include a guarantee by an Eligible Institution in the form set out in the Notice of Guaranteed Delivery. Delivery of the Notice of Guaranteed Delivery and the Letter of Transmittal and accompanying certificate(s) representing Common Shares and all other required documents to any office other than the Toronto, Ontario office of the Depositary does not constitute delivery for purposes of satisfying a guaranteed delivery.

General

The Offer will be deemed to be accepted only if the Depositary has actually physically received the requisite documents at or before the time specified. In all cases, payment of the Offer Price for the Common Shares deposited and taken up by Noront under the Offer will be made only after timely receipt by the Depositary of (a) certificate(s) representing the Common Shares, (b) a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and executed, covering such Common Shares with the signature(s) guaranteed in accordance with the instructions set out in the Letter of Transmittal, and (c) all other required documents.

The method of delivery of certificate(s) representing Common Shares, the Letter of Transmittal, the Notice of Guaranteed Delivery and all other required documents is at the option and risk of the Shareholder depositing those documents. Noront recommends that those documents be delivered by hand to the Depositary and that a receipt be obtained or, if mailed, that registered mail, with return receipt requested, be used and that proper insurance be obtained. It is suggested that any such mailing be made sufficiently in advance of the Expiry Time to permit delivery to the Depositary at or prior to the Expiry Time. Delivery will only be effective upon actual physical receipt by the Depositary.

Shareholders whose Common Shares are registered in the name of an investment advisor, stock broker, bank, trust company or other nominee should immediately contact such nominee for assistance in depositing their Common Shares under the Offer.

All questions as to the validity, form, eligibility (including, without limitation, timely receipt) and acceptance of any Common Shares deposited under the Offer will be determined by Noront in its sole discretion. Depositing Shareholders agree that such determination shall be final and binding. Noront reserves the absolute right to reject any and all deposits that it determines not to be in proper form or that may be unlawful to accept under the applicable Laws of any jurisdiction. Noront reserves the right at its sole discretion to waive any defects or irregularities in the deposit of any Common Shares. There shall be no duty or obligation of Noront, the Depositary or any other person to give notice of any defects or irregularities in any deposit and no liability shall be incurred by any of them for failure to give any such notice. Noront’s interpretation of the terms and conditions of the Offer to Purchase, the Circular, the Letter of Transmittal, the Notice of Guaranteed Delivery and any other related documents will be final and binding.

Under no circumstances will any amount be paid by Noront or the Depositary by reason of any delay in exchanging any Common Shares or in making payment of the Offer Price or in lieu of fractional Noront Common Shares to any person on account of Common Shares accepted for exchange or payment under the Offer.

Dividends and Distributions

Subject to the terms and conditions of the Offer and subject, in particular, to Common Shares being validly withdrawn by or on behalf of a depositing Shareholder, and except as provided below, by accepting the Offer pursuant to the procedures set out herein, a Shareholder deposits, sells, assigns and transfers to Noront all right, title and interest in and to the Common Shares covered by the Letter of Transmittal (the “Deposited Shares”) and in and to all rights and benefits arising from such Deposited Shares including, without limitation, any and all dividends, distributions, payments, securities, property or other interests that may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Shares or any of them on and after the date of the Offer, including any dividends, distributions or payments on such dividends, distributions, payments, securities, property or other interests (collectively, “Distributions”).

Power of Attorney

The execution of a Letter of Transmittal, irrevocably constitutes and appoints, effective at and after the time (the “Effective Time”) that Noront takes up the Deposited Shares, each director or officer of Noront, and any other person designated by Noront in writing, as the true and lawful agent, attorney, attorney-in-fact and proxy of the Shareholders of the Common Shares covered by the Letter of Transmittal (which Common Shares upon being taken up are, together with any Distributions thereon, hereinafter referred to as the “Purchased Securities”) with respect to such Purchased Securities, with full powers of substitution (such powers of attorney, being coupled with an interest, being irrevocable), in the name of and on behalf of such Shareholder:

(a)	to register or record the transfer and/or cancellation of such Purchased Securities to the extent consisting of securities on the appropriate securities registers maintained by or on behalf of Freewest;

(b)	for so long as any such Purchased Securities are registered or recorded in the name of such Shareholder, to exercise any and all rights of such Shareholder including, without limitation, the right to vote, to execute and deliver (provided the same is not contrary to applicable Laws), as and when requested by Noront, any and all instruments of proxy, authorizations or consents in form and on terms satisfactory to Noront in respect of any or all Purchased Securities, to revoke any such instruments, authorizations or consents given prior to or after the Effective Time, to designate in such instruments, authorizations or consents any person or persons as the proxy of such Shareholder in respect of such Purchased Securities for all purposes including, without limitation, in connection with any meeting or meetings (whether annual, special or otherwise, or any adjournment thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of Freewest;

(c)	to execute, endorse and negotiate, for and in the name of and on behalf of such Shareholder, any and all cheques or other instruments representing any Distributions payable to or to the order of, or endorsed in favour of, such Shareholder;

(d)	to exercise any other rights of a Shareholder with respect to such Purchased Securities, all as set out in the Letter of Transmittal; and

(e)	execute all such further and other documents, transfers or other assurances as may be necessary or desirable in the sale judgement of Noront to effectively convey Purchased Securities to Noront, all as specified in the relevant Letter of Transmittal or Notice of Guaranteed Delivery.

A Shareholder accepting the Offer under the terms of the Letter of Transmittal revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the Shareholder at any time with respect to the Deposited Shares or any Distributions. The Shareholder accepting the Offer agrees that no subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise will be granted with respect to the Deposited Shares or any Distributions by or on behalf of the depositing Shareholder unless the Deposited Shares are not taken up and paid for under the Offer or are properly withdrawn in accordance with Section 7 of the Offer to Purchase, “Right to Withdraw Deposited Common Shares”.

A Shareholder accepting the Offer also agrees not to vote any of the Purchased Securities at any meeting (whether annual, special or otherwise, or any adjournments thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of Freewest and, except as may otherwise be agreed to with Noront, not to exercise any of the other rights or privileges attached to the Purchased Securities, and agrees to execute and deliver to Noront any and all instruments of proxy, authorizations or consents in respect of all or any of the Purchased Securities, and agrees to designate or appoint in any such instruments of proxy, authorizations or consents, the person or persons specified by Noront as the proxy of the holder of the Purchased Securities. Upon such appointment, all prior proxies and other authorizations (including, without limitation, all appointments of any agent, attorney or attorney in-fact) or consents given by the holder of such Purchased Securities with respect thereto will be revoked and no subsequent proxies or other authorizations or consents may be given by such person with respect thereto.

Further Assurances

A Shareholder accepting the Offer covenants under the terms of the Letter of Transmittal to execute, upon request of Noront, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Securities to Noront. Each authority therein conferred or agreed to be conferred is, to the extent permitted by applicable Laws, irrevocable and may be exercised during any subsequent legal incapacity of such holder and shall, to the extent permitted by applicable Laws, survive the death or incapacity, bankruptcy or insolvency of the holder and all obligations of the holder therein shall be binding upon the heirs, executors, administrators, attorneys, personal representatives, successors and assigns of such holder.

Formation of Agreement; Shareholder’s Representations and Warranties

The acceptance of the Offer pursuant to the procedures set forth above constitutes a binding agreement between a depositing Shareholder and Noront, effective immediately following the time at which Noront takes up Common Shares deposited by such Shareholder, in accordance with the terms and conditions of the Offer.

Noront reserves the right to permit the Offer to be accepted in a manner other than that set out in this Section 3. This agreement includes a representation and warranty by the depositing Shareholder that (i) the person signing the Letter of Transmittal has full power and authority to deposit, sell, assign and transfer the Deposited Shares and all rights and benefits arising from such Deposited Shares including, without limitation, any Distributions, (ii) the person signing the Letter of Transmittal owns the Deposited Shares and any Distributions deposited under the Offer, (iii) the Deposited Shares and Distributions have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any of the Deposited Shares or Distributions to any other person, (iv) the deposit of the Deposited Shares and Distributions complies with applicable Laws, and (v) when the Deposited Shares and Distributions are taken up and paid for by Noront, Noront will acquire good title thereto (and to any Distributions), free and clear of all liens, restrictions, charges, encumbrances, claims and rights of others.

4.	CONDITIONS OF THE OFFER

Notwithstanding any other provision of the Offer to Purchase and subject to applicable Laws, Noront will have the right to withdraw the Offer and not take up and pay for, or extend the period of time during which the Offer is open for acceptance and postpone taking up and paying for, any Common Shares deposited under the Offer, unless all of the following conditions are satisfied or waived by Noront at or prior to the Expiry Time:

(a)

there shall have been validly deposited pursuant to the Offer and not withdrawn at the Expiry Time that number of Common Shares which constitutes at least 66 2/3% of the total number of Common Shares outstanding (calculated on a fully diluted basis) (the “Minimum Deposit Condition”);

(b)	any domestic or foreign government or regulatory approvals, waiting or suspensory periods (and any extensions thereof), waivers, permits, consents, reviews, sanctions, orders, rulings, decisions, declarations, certificates and exemptions (including, among others, those of any stock exchanges or other securities or regulatory authorities) that are necessary or advisable in connection with the making of the Offer, the take up of and payment for Common Shares under the Offer, or the completion of the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction shall have been obtained, received or concluded or, in the case of waiting or suspensory periods, expired, waived or been terminated, each on terms and conditions satisfactory to Noront in its reasonable discretion;

(c)	no act, action, suit or proceeding or order, injunction, decree or judgment or other legal restraint shall have been taken, commenced or threatened or be pending before or by any Governmental Entity or by any elected or appointed public official or private person (including, without limitation, any individual, company, firm, group or other entity), whether or not having the force of Law:

(i)	to cease trade, enjoin, prohibit or challenge, or impose conditions or limitations on the Offer and, in particular, on: (A) the acquisition by, or sale to, Noront of any Common Shares; (B) the take up or acquisition of Common Shares by Noront; (C) the issuance and delivery of Noront Common Shares and a cheque in the amount of $0.0001 per Deposited Share in consideration for Common Shares taken up or acquired by Noront; (D) the ability of Noront to acquire or hold, or exercise full rights of ownership of, any Common Shares; (E) the ownership or operation or effective control by Noront of any material portion of the business, property, assets, licenses or permits of Freewest or its affiliates or subsidiaries; or (F) the ability of Noront and its affiliates and subsidiaries to complete any Compulsory Acquisition or Subsequent Acquisition Transaction; or

(ii)	which, if successful, would be reasonably likely to result in a Company Material Adverse Effect if the Offer was consummated or would adversely affect the ability of Noront to complete any Compulsory Acquisition or Subsequent Acquisition Transaction.

(d)	Noront shall have determined in its reasonable discretion that, on terms satisfactory to Noront:

(i)	the Freewest Board of Directors shall have waived the application of the Shareholder Rights Plan to the purchase of Common Shares by Noront under the Offer, any Compulsory Acquisition and any Subsequent Acquisition Transaction;

(ii)	a cease trade order or an injunction shall have been issued that has the effect of prohibiting or preventing the exercise of SRP Rights or the issue of Common Shares upon the exercise of the SRP Rights in relation to the purchase of Common Shares by Noront under the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction;

(iii)	a court of competent jurisdiction shall have ordered that the SRP Rights are illegal or of no force or effect or may not be exercised in relation to the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction; or

(iv)	the SRP Rights and the Shareholder Rights Plan shall otherwise have become or been held unexercisable or unenforceable in relation to the Common Shares with respect to the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction.

(e)	there shall not exist at Law any prohibition or other legal restraint, nor shall any Law have been proposed, enacted, entered, modified, amended, promulgated or applied, challenging or preventing the take up or acquisition by Noront of the Common Shares under the Offer, the issuance and delivery of Noront Common Shares and a cheque in the amount of $0.0001 per Deposited Share in consideration for Common Shares taken up or acquired by Noront, the ability of Noront to acquire or hold, or exercise full rights of ownership of, any Common Shares, the ownership or operation or effective control by Noront of any material portion of the business, property, assets, licences or permits of Freewest or its affiliates or subsidiaries, or the ability of Noront and its affiliates and subsidiaries to complete any Compulsory Acquisition or Subsequent Acquisition Transaction;

(f)

Noront shall have determined in its sole discretion that none of Freewest, any of its affiliates or subsidiaries, or any Governmental Entity or third party has taken or proposed to take any action or has failed to take any action, or disclosed a previously undisclosed action or event (in each case other than an action or failure to take an action specifically and publicly disclosed by Freewest prior to October 5, 2009), which might materially reduce the expected economic value to Noront of the acquisition of Freewest or which makes it inadvisable for Noront to proceed with the Offer and/or with the taking up and paying for Common Shares under the Offer and/or the completion of a Compulsory Acquisition or Subsequent Acquisition Transaction;

(g)	Noront shall have determined, in its sole discretion, (i) that there does not exist and that there shall not have occurred any Company Material Adverse Effect (A) prior to the date of the Offer that was not publicly disclosed prior to the date hereof, or (B) on or after October 5, 2009, or any change, effect, event, circumstance, occurrence or state of facts, pending or threatened, on or after October 5, 2009, that has a Company Material Adverse Effect, and (ii) that the Offer, if consummated, shall not trigger a Company Material Adverse Effect, and Noront shall not have become aware of any change, effect, event, circumstance, occurrence or state of facts, pending or threatened, on or after October 5, 2009, that, in the sole discretion of Noront, has a Company Material Adverse Effect;

(h)	Noront shall not have become aware of any untrue statement of a material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made and at the date it was made, in any document filed by or on behalf of Freewest with any securities commission or similar securities regulatory authority in any of the Provinces of Canada, including any prospectus, annual information form, financial statement, material change report, management proxy circular, feasibility study or technical report (or executive summary thereof), press release or any other document so filed by Freewest;

(i)	neither Freewest, any of its affiliates or subsidiaries, shall have, on or after October 2, 2009, taken any action, or authorized, recommended, proposed or announced the intention to take any action having the effect of impairing the ability of Noront or any of its affiliates to acquire Freewest, otherwise diminishing the expected economic value to Noront or any of its affiliates of the acquisition of Freewest or making it inadvisable for Noront to proceed with the Offer and/or with the taking up and paying for the Common Shares under the Offer, including, but not limited to:

(i)	the issuance, sale or authorization of any additional Common Shares, shares of any other class or series in the capital of Freewest or any of its subsidiaries, other voting securities or any securities convertible into, or options, rights or warrants, conditional or otherwise, to acquire, any of the foregoing, or any other securities or rights in respect of, in lieu of, or in substitution or exchange for any share in Freewest or any of its subsidiaries (except for the issuances upon the exercise of (1) Freewest Option outstanding as of the date of the Offer under Freewest’s existing publicly disclosed Stock Option Plan, incentive and other compensatory plans for directors, officers and employees of Freewest, in accordance with the terms of such Freewest Options and plans as publicly disclosed prior to the date of the Offer, (2) Freewest Options required by law to be settled in Common Shares, granted subsequent to the date of the Offer under Freewest’s existing publicly disclosed Stock Option Plan, incentive and other compensatory plans which are subject to the same terms as stock options granted prior to such date under such plans and are granted in accordance with past practice, including with respect to the timing and magnitude of previous grants of such Freewest Options, or (3) Freewest Warrants required by law to be settled in Common Shares outstanding as of the date of the Offer under the terms of the existing publicly disclosed Freewest Warrants, in accordance with the terms of such Freewest Warrants as publicly disclosed, prior to the date of the Offer);

(ii)	acquiring or otherwise causing a reduction in the number of, or authorizing or proposing the acquisition or other reduction in the number of, outstanding Common Shares or other securities of Freewest, any of its affiliates or subsidiaries;

(iii)	declaring, paying, authorizing or making any payment, distribution or dividend on any of Freewest’s securities;

(iv)	altering or proposing to alter any material term of any outstanding security;

(v)	issuing or selling, or authorizing or proposing the issuance or sale of, any debt securities or otherwise incurring, authorizing, committing to incur or proposing the incurrence of any debt or the making of any loans or advances or guaranteeing or becoming otherwise responsible for any liabilities or obligations of any other person;

(vi)	any acquisition from a third party of material assets or of securities of any third party by Freewest, any of its affiliates or subsidiaries;

(vii)	any action or event with respect to any agreement, proposal, offer or understanding relating to any sale, disposition or other dealing with any of the assets of Freewest, any of its affiliates or subsidiaries (other than any such sale, disposition or other dealing between Freewest and any entity which is a wholly owned subsidiary of Freewest as of the date of the Offers or in the ordinary course of business and consistent with past practice or in accordance with plans publicly disclosed by Freewest prior to the date of the Offer);

(viii)	any action related to any take-over bid (other than the Offer), merger, amalgamation, statutory arrangement, recapitalization, business combination, share exchange, material joint venture or similar transaction involving Freewest, any of its affiliates or subsidiaries;

(ix)	making or committing to make any capital expenditure by Freewest, any of its affiliates or subsidiaries, other than in the ordinary course of business and in accordance with past practice;

(x)	adopting, amending, varying, modifying or taking any other action with respect to any bonus, profit sharing, incentive, salary or other compensation, equity based award, pension, retirement, deferred compensation, severance, change in control, employment or other employee benefit plan, agreement, trust, fund or arrangement for the benefit or welfare of any officer, director or employee, or similar rights or other benefits (except for the grant, subsequent to the date of the Offer, of awards under Freewest’s existing publicly disclosed Stock Option Plan, incentive and other compensatory plans which are subject to the same terms as awards granted prior to such date under such plans and are granted to employees existing as of the date hereof in accordance with past practice, including with respect to the timing and magnitude of previous grants of such awards); waiving, releasing, granting, transferring or amending any rights of material value under (1) any existing material contract in respect of any material joint ventures or material properties or projects, or (2) any other material license, lease, permit, authorization, concession, contract, agreement, instrument or other document (other than in the ordinary course of business consistent with past practice and only if so doing would not in the sole judgment of Noront, adversely affect Freewest, any of its affiliates or subsidiaries, considered individually or on a consolidated basis); entering into or completing any material transaction;

(xi)	any change to Freewest’s articles or by-laws; and

(xii)	any proposal, plan or intention to do any of the foregoing, either publicly announced or communicated by Freewest, any of its affiliates or subsidiaries, or any agreement to engage in any of the foregoing.

(j)	Freewest shall have disclosed and filed all material information, documents and/or reports in relation to Freewest as may be required by the Securities Authorities;

(k)	all outstanding Freewest Options, Freewest Warrants or other conversion or exchange rights, if any, to acquire Common Shares shall have been exercised, cancelled or otherwise dealt with on terms satisfactory to Noront acting in its sole judgment;

(l)	Noront shall have determined in its sole judgment (i) that the aggregate amount payable to all officers and directors of Freewest upon the occurrence of a change of control does not exceed C$1.5 million; (ii) other than such changes required to give effect to the provisions of (i) above, that there has not occurred any change in the compensation paid or payable by Freewest, any of its affiliates or subsidiaries, to its directors, officers or employees including the granting of additional shares, Freewest Options or bonuses; and (iii) that Freewest has publicly disclosed all material terms of any agreement or arrangement with its directors, officers or employees with respect to change of control or severance arrangements, including the amount of any severance or termination payments payable thereunder;

(m)	Freewest shall not have amended, or permitted any of its entities to amend, any related party arrangements disclosed in Freewest’s annual audited financial statements for the period ended December 31, 2008, and shall not have entered, or permitted any of its subsidiaries to enter, into any new related party arrangements;

(n)	all requisite third party consents that Noront may reasonably consider to be necessary or desirable as a result of the change of control of Freewest pursuant to the Offer shall have been obtained on terms satisfactory to Noront in its sole judgment;

(o)

there shall not have accrued any tax changes (including any proposal to amend the Tax Act or any announcement, governmental or regulatory initiative, issue of an interpretation bulletin, condition, event or development involving a prospective change) that, in the judgement of Noront, has or may have a material adverse effect on Noront, Freewest or any of its subsidiaries or any Compulsory Acquisition of Subsequent Acquisition Transaction; and

(p)	there shall not have occurred:

(i)	a general suspension in trading in, or limitation on prices for, securities on any securities exchange in Canada or the United States; or

(ii)	any event or major financial occurrence, in each of national or international consequence, which in Noront’s judgement, materially affects financial markets in Canada or the United States generally.

The foregoing conditions are for the exclusive benefit of Noront and may be waived by it in whole or in part at any time and from time to time without prejudice to any other rights which Noront may have. The foregoing conditions may be asserted by Noront in its sole discretion at any time, regardless of the circumstances giving rise to any such assertion, including any action or inaction by Noront. The failure by Noront at any time to exercise any of the foregoing rights shall not be deemed to be a waiver of any such right and each such right shall be deemed to be an ongoing right that may be asserted at any time and from time to time.

The foregoing conditions are subject to Noront’s notification obligations with respect to changes in the information contained in the Offer to Purchase and Circular that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer, as described in Section 5 of the Offer to Purchase, “Extension, Variation or Change in the Offer”.

Any waiver of a condition or the termination or withdrawal of the Offer shall be deemed to have been given and to be effective upon written notice or other communication confirmed in writing by Noront to that effect to the Depositary at its office in Toronto, Ontario. Forthwith after giving any such notice, Noront will make a public announcement of such waiver or withdrawal and, to the extent required by applicable Laws, will cause the Depositary as soon as is practicable thereafter to notify the Shareholders in the manner set forth under “Notices and Delivery” in Section 10 of the Offer to Purchase, and will provide a copy of the aforementioned notice to the TSX-V. If the Offer is withdrawn, Noront will not be obligated to take up, accept for payment or pay for any Common Shares deposited under the Offer and the Depositary will promptly return all certificates for Deposited Shares, Letters of Transmittal, Notices of Guaranteed Delivery and related documents in its possession to the parties by whom they were deposited.

5.	EXTENSION, VARIATION OR CHANGE IN THE OFFER

The Offer is open for acceptance until the Expiry Time, subject to extension or variation in Noront’s sole discretion, unless the Offer is withdrawn by Noront.

Subject to the limitations hereafter described, Noront reserves the right, in its sole discretion, at any time and from time to time while the Offer is open for acceptance (or at any other time if permitted by applicable Laws), to extend the Expiry Date or the Expiry Time or to vary the Offer by giving written notice (or other communication subsequently confirmed in writing, provided that such confirmation is not a condition of the effectiveness of the notice) of such extension or variation to the Depositary at its office in Toronto, Ontario, and by causing the Depositary, if required by applicable Laws, as soon as practicable thereafter to communicate such notice in the manner set forth in Section 10 of the Offer to Purchase, “Notices and Delivery”, to all registered Shareholders whose Common Shares have not been taken up prior to the extension or variation. Noront shall, as soon as practicable after giving notice of an extension or variation to the Depositary, make a public announcement of the extension or variation to the extent and in the manner required by applicable Laws and provide a copy of the notice thereof to the TSX-V. Any notice of extension or variation will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated in writing to the Depositary at its office in Toronto, Ontario.

Where the terms of the Offer are varied, the Offer will not expire before 10 days after the notice of such change or variation has been given to Shareholders, unless otherwise permitted by applicable Laws and subject to abridgement or elimination of that period pursuant to such orders or other forms of relief as may be granted by any Governmental Entities.

If, prior to the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal with respect to the Offer, a change occurs in the information contained in the Offer to Purchase or the Circular, as amended from time to time, that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of Noront or of an affiliate of Noront unless it is a change in a material fact relating to the Noront Common Shares), Noront will give written notice of such change to the Depositary at its office in Toronto, Ontario and will cause the Depositary, if required by applicable Laws, as soon as practicable thereafter to communicate such notice in the manner set forth under “Notices and Delivery” in Section 10 of the Offer to Purchase, to all Shareholders whose Common Shares have not been taken up under the Offer at the date of the occurrence of the change, if required by applicable Laws. As soon as possible after giving notice of a change in information to the Depositary, Noront will make a public announcement of the change in information to the extent and in the manner required by applicable Laws and provide a copy of the notice thereof to the TSX-V and will extend the Offer to the extent required by applicable Laws. Any notice of change in information will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depositary at its office in Toronto, Ontario.

Notwithstanding the foregoing but subject to applicable Laws, the Offer may not be extended by Noront if all of the terms and conditions of the Offer, except those waived by Noront, have been fulfilled or complied with, unless Noront first takes up all Common Shares then validly deposited under the Offer and not properly withdrawn.

During any extension or in the event of any variation of the Offer or change in information, all Common Shares previously deposited and not taken up or withdrawn will remain subject to the Offer and may be accepted for purchase by Noront in accordance with the terms hereof, subject to Section 7 of the Offer to Purchase, “Right to Withdraw Deposited Common Shares”. An extension of the Expiry Time, a variation of the Offer or a change in information does not, unless otherwise expressly stated, constitute a waiver by Noront of any of its rights set out under “Conditions of the Offer” in Section 4 of the Offer to Purchase.

If, prior to the Expiry Time, the consideration being offered for the Common Shares under the Offer is increased, such increased consideration will be paid to each of the depositing Shareholders whose Common Shares are taken up under the Offer, whether or not such Common Shares were taken up before the increase.

6.	TAKE UP AND PAYMENT FOR DEPOSITED COMMON SHARES

If all the conditions referred to under “Conditions of the Offer” in Section 4 of the Offer to Purchase have been fulfilled or waived by Noront at or prior to the Expiry Time, Noront will take up and pay for Common Shares validly deposited under the Offer and not properly withdrawn promptly after the Expiry Time and, in any event, not later than 10 calendar days after the Expiry Time. Any Common Shares taken up under the Offer will be paid for promptly and, in any event, not more than three business days after taking up such Common Shares. Subject to applicable Laws, any Common Shares deposited under the Offer after the first date on which Common Shares have been taken up by Noront under the Offer but prior to the Expiry Time will be taken up and paid for promptly and, in any event, within 10 calendar days of such deposit.

Noront will be deemed to have taken up and accepted for payment Common Shares validly deposited and not properly withdrawn under the Offer if, as and when Noront gives written notice or other communication subsequently confirmed in writing to the Depositary at its office in Toronto, Ontario to that effect. Subject to applicable Laws, Noront expressly reserves the right in its sole discretion to delay taking up and paying for any Common Shares or to, on or after the initial Expiry Time, withdraw or terminate the Offer and not take up or pay for any Common Shares if any condition specified under “Conditions of the Offer” in Section 4 of the Offer to Purchase is not fulfilled or waived, by giving written notice thereof or other communication subsequently confirmed in writing to the Depositary at its office in Toronto, Ontario.

Noront also expressly reserves the right, in its sole discretion, to delay taking up and paying for Common Shares in order to comply, in whole or in part, with any applicable Laws or government regulatory approval. Noront will not, however, take up and pay for any Common Shares deposited under the Offer unless it simultaneously takes up and pays for all Common Shares then validly deposited under the Offer and not withdrawn.

Noront will pay for Common Shares validly deposited under the Offer and not withdrawn by providing the Depositary with sufficient share certificates representing the Noront Common Shares and with sufficient funds (by bank transfer or other means satisfactory to the Depositary) for transmittal to depositing Shareholders. Under no circumstances will interest accrue or be paid by Noront or the Depositary to persons depositing Common Shares on the purchase price of Common Shares purchased by Noront, regardless of any delay in making such payment.

The Depositary will act as the agent of persons who have deposited Common Shares in acceptance of the Offer for the purposes of receiving payment from Noront and transmitting such payment to such persons, and receipt of payment by the Depositary will be deemed to constitute receipt of payment by persons depositing Common Shares under the Offer.

No fractional Noront Common Shares will be issued pursuant to the Offer. Where the aggregate number of Noront Common Shares to be issued to a Shareholder as consideration under the Offer would result in a fraction of a Noront Common Share being issuable, the number of Noront Common Shares to be received by such Shareholder will either be rounded up (if the fractional interest is 0.5 or more) or down (if the fractional interest is less than 0.5) to the nearest whole number.

Any cash consideration owing to a Shareholder pursuant to the Offer will be rounded up to the next whole cent.

Settlement with each Shareholder who has deposited Common Shares pursuant to the Offer will be made by the Depositary forwarding a share certificate representing the Noront Common Shares to which the depositing Shareholder is entitled and a cheque in the amount to which the person depositing the Common Shares is entitled. Unless otherwise directed in the Letter of Transmittal, share certificates and cheque representing the Offer Price will be issued in the name of the registered holder of the Common Shares so deposited. Such share certificates and cheque will be forwarded by first class insured mail to such person at the address specified in the Letter of Transmittal. If no such address is specified, the certificate(s) representing Noront Common Shares and the cheque will be sent to the address of the holder as shown on the securities registers maintained by or on behalf of Freewest. Pursuant to applicable Laws, Noront may in certain circumstances be required to withhold and sell in the market a portion of the Noront Common Shares that the depositing Shareholder would otherwise be entitled to receive to satisfy Noront’s obligation to withhold and remit amounts pursuant to the Tax Act. Certificates representing Noront Common Shares and cheques mailed in accordance with this paragraph will be deemed to be delivered at the time of mailing.

Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Common Shares directly with the Depositary.

7.	RIGHT TO WITHDRAW DEPOSITED COMMON SHARES

Except as otherwise stated in this Section 7 of the Offer to Purchase or otherwise required by applicable Laws, all deposits of Common Shares under the Offer are irrevocable. Unless otherwise required or permitted by applicable Laws, any Common Shares deposited in acceptance of the Offer may be withdrawn by or on behalf of the depositing Shareholder:

(a)	at any time before the Common Shares have been taken up by Noront under the Offer;

(b)	if the Common Shares have not been paid for by Noront within three business days after having been taken up; or

(c)	at any time before the expiration of 10 days from the date upon which either:

(i)	a notice of change relating to a change which has occurred in the information contained in the Offer to Purchase or the Circular, as amended from time to time, that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of Noront or of an affiliate of Noront unless it is a change in a material fact relating to the Noront Common Shares), in the event that such change occurs before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal in respect of the Offer; or

(ii)	a notice of variation concerning a variation in the terms of the Offer (other than a variation consisting solely of an increase in the consideration offered for the Common Shares where the Expiry Time is not extended for more than 10 days), is mailed, delivered or otherwise properly communicated (subject to abridgement of that period pursuant to such order or orders as may be granted by applicable courts or Governmental Entities) and only if such deposited Common Shares have not been taken up by Noront at the date of the notice.

Withdrawals of Common Shares deposited under the Offer must be effected by notice of withdrawal made by or on behalf of the depositing Shareholder and must be actually physically received by the Depositary at the place of deposit of the applicable Common Shares (or Notice of Guaranteed Delivery in respect thereof) within the time limits indicated above. Notices of withdrawal: (a) must be made by a method, including facsimile transmission, that provides the Depositary with a written or printed copy; (b) must be signed by or on behalf of the person who signed the Letter of Transmittal accompanying (or Notice of Guaranteed Delivery in respect of) the Common Shares which are to be withdrawn; and (c) must specify such person’s name, the number of Common Shares to be withdrawn, the name of the registered holder and the certificate number shown on each certificate representing the Common Shares to be withdrawn. Any signature in a notice of withdrawal must be guaranteed by an Eligible Institution in the same manner as in a Letter of Transmittal (as described in the instructions set out therein), except in the case of Common Shares deposited for the account of an Eligible Institution.

A withdrawal of Common Shares deposited under the Offer can only be accomplished in accordance with the foregoing procedures. The withdrawal will take effect only upon actual physical receipt by the Depositary of the properly completed and executed written notice of withdrawal.

All questions as to the validity (including timely receipt) and form of notices of withdrawal will be determined by Noront in its sole discretion, and such determination will be final and binding. Neither the Depositary, Noront nor any other person shall be under any duty or obligation to give notice of any defect or irregularity in any notice of withdrawal and no liability shall be incurred or suffered by any of them for failure to give such notice.

If Noront extends the period of time during which the Offer is open, is delayed in taking up or paying for Common Shares or is unable to take up or pay for Common Shares for any reason, then, without prejudice to Noront’s other rights, Common Shares deposited under the Offer may, subject to applicable Laws, be retained by the Depositary on behalf of Noront and such Common Shares may not be withdrawn except to the extent that depositing Shareholders are entitled to withdrawal rights as set forth in this Section 7 or pursuant to applicable Laws.

Withdrawals cannot be rescinded and any Common Shares withdrawn will be deemed not validly deposited for the purposes of the Offer, but may be re-deposited at any subsequent time prior to the Expiry Time by following any of the procedures described in Section 3 of the Offer to Purchase, “Manner of Acceptance”.

In addition to the foregoing rights of withdrawal, Shareholders in the Provinces and Territories of Canada are entitled to one or more statutory rights of rescission, price revision or to damages in certain circumstances. See Section 26 of the Circular, “Statutory Rights”.

8.	RETURN OF DEPOSITED COMMON SHARES

Any deposited Common Shares that are not taken up and paid for by Noront pursuant to the terms and conditions of the Offer for any reason will be returned, at Noront’s expense, to the depositing Shareholder as soon as practicable after the Expiry Time or withdrawal or termination of the Offer, by either (i) sending certificates representing the Common Shares not purchased by first class insured mail to the address of the depositing Shareholder specified in the Letter of Transmittal or, if such name or address is not so specified, in such name and to such address as shown on the securities registers maintained by or on behalf of Freewest.

9.	CHANGES IN CAPITALIZATION; ADJUSTMENTS; LIENS

If, on or after the date of the Offer, Freewest should: (a) divide, combine, reclassify, consolidate, convert or otherwise change any of the Common Shares or its capitalization; (b) issue any Common Shares, or issue, grant or sell any Freewest Options or other securities that are convertible into or exchangeable or exercisable for Common Shares; or (c) disclose that it has taken or intends to take any such action, then Noront may, in its sole discretion and without prejudice to its rights under “Conditions of the Offer” in Section 4 of the Offer to Purchase, make such adjustments as it considers appropriate to the purchase price and other terms of the Offer (including, without limitation, the type of securities offered to be purchased and the amount payable therefor) to reflect such division, combination, reclassification, consolidation, conversion, issuance, grant, sale or other change. See “Extension, Variation or Change in the Offer” in Section 5 of the Offer to Purchase.

Common Shares and any Distributions acquired under the Offer shall be transferred by the Shareholder and acquired by Noront free and clear of all liens, restrictions, charges, encumbrances, claims and equities and together with all rights and benefits arising therefrom, including, without limitation, the right to any and all dividends, distributions, payments, securities, property, rights, assets or other interests which may be accrued, declared, paid, issued, distributed, made or transferred on or after the date of the Offer on or in respect of the Common Shares, whether or not separated from the Common Shares. If, on or after the date of the Offer, Freewest should declare, set aside or pay any dividend or declare, make or pay any other distribution or payment on or declare, allot, reserve or issue any securities, rights or other interests with respect to any Common Shares, which is or are payable or distributable to Shareholders on a record date prior to the date of transfer into the name of Noront or its nominee or transferee on the securities registers maintained by or on behalf of Freewest in respect of Common Shares accepted for purchase under the Offer, then (and without prejudice to its rights under “Conditions of the Offer” in Section 4 of the Offer to Purchase):

(a)	in the case of cash dividends, distributions or payments, the amount of dividends, distributions or payments shall be received and held by the depositing Shareholders for the account of Noront until Noront pays for such Common Shares, and to the extent that the value of such dividends, distributions or payments do not exceed the value of the Offer Price per Common Share payable by Noront pursuant to the Offer, the Offer Price per Common Share, as the case may be, pursuant to the Offer will be reduced by the amount of any such dividend, distribution or payment;

(b)	in the case of non-cash dividends, distributions, payments, securities, property, rights, assets or other interests, the whole of any such non-cash dividends, distributions, payments, securities, property, rights, assets or other interests shall be received and held by the depositing Shareholder for the account of Noront and shall be required to be promptly remitted and transferred by the depositing Shareholder to the Depositary for the account of Noront, accompanied by appropriate documentation of transfer; and

(c)	in the case of any cash dividends, distributions or payments, the aggregate value of which exceeds the value of the Offer Price per Common Share payable by Noront pursuant to the Offer, the whole of any such cash dividend, distribution or payment shall be received and held by the depositing Shareholders for the account of Noront and shall be required to be promptly remitted and transferred by the depositing Shareholders to the Depositary for the account of Noront, accompanied by appropriate documentation of transfer.

Pending such remittance, Noront will be entitled to all rights and privileges as the owner of any such dividend, distribution, payment, securities, property, rights, assets or other interests and may withhold the entire Offer Price payable by Noront under the Offer or deduct from the Offer Price payable by Noront under the Offer the amount or value thereof, as determined by Noront in its sole discretion.

The declaration or payment of any such dividend or distribution may have tax consequences not discussed under “Certain Canadian Federal Income Tax Considerations” in Section 20 of the Circular.

10.	NOTICES AND DELIVERY

Without limiting any other lawful means of giving notice, and unless otherwise specified by applicable Laws, any notice to be given by Noront or the Depositary under the Offer will be deemed to have been properly given if it is mailed by first class mail, postage prepaid, to the registered Shareholders at their respective addresses as shown on the securities registers maintained by or on behalf of Freewest and, unless otherwise specified by applicable Laws, will be deemed to have been received on the first business day following the date of mailing. These provisions apply notwithstanding any accidental omission to give notice to any one or more Shareholders and notwithstanding any interruption of mail services following mailing.

Except as otherwise required or permitted by applicable Laws, if mail service is interrupted or delayed following mailing, Noront intends to make reasonable efforts to disseminate the notice by other means, such as publication. Except as otherwise required or permitted by applicable Laws, if post offices in Canada or the United States are not open for the deposit of mail, any notice which Noront or the Depositary may give or cause to be given to Shareholders under the Offer will be deemed to have been properly given and to have been received by Shareholders if: (a) it is given to the TSX-V for dissemination through their facilities; (b) it is published once in the National Edition of The Globe and Mail and in Le Devoir in Quebec; or (c) it is given to the Canada News Wire Service for dissemination through its facilities.

The Offer of Purchase and Circular and the accompanying Letter of Transmittal and Notice of Guaranteed Delivery will be mailed to registered holders of Common Shares by first class mail, postage prepaid, or made in such other manner as is permitted by applicable Laws and Noront will use its reasonable efforts to furnish such documents to investment advisors, stock brokers, banks, trust companies and similar persons whose names, or the names of whose nominees, appear in the securities registers maintained by or on behalf of Freewest in respect of the Common Shares or, if security position listings are available, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to the beneficial owners of Common Shares when such listings are received.

Wherever the Offer of Purchase calls for documents to be delivered to the Depositary, such documents will not be considered delivered unless and until they have been physically received at the Toronto, Ontario office of the Depositary specified in the Letter of Transmittal or in the Notice of Guaranteed Delivery, as applicable.

11.	MAIL SERVICE INTERRUPTION

Notwithstanding the provisions of the Offer to Purchase, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, share certificates, cheques and any other relevant documents will not be mailed if Noront determines that delivery thereof by mail may be delayed. Persons entitled to such certificate(s), cheque(s) and any other relevant documents that are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary to which the deposited certificate(s) for Common Shares were delivered until such time as Noront has determined that delivery by mail will no longer be delayed. Noront shall provide notice of any such determination and in accordance with Section 10 of the Offer to Purchase, “Notices and Delivery”. Notwithstanding the provisions set out under “Take Up and Payment for Deposited Common Shares” in Section 6 of the Offer to Purchase, share certificates and any other relevant documents not mailed for the foregoing reason will be conclusively deemed to have been delivered on the first day upon which they are available for delivery to the Depositing Shareholder at the Toronto, Ontario office of the Depositary.

12.	COMMON SHARES NOT DEPOSITED UNDER THE OFFER

The purpose of the Offer is to enable Noront to acquire all of the outstanding Common Shares. If a sufficient number of Common Shares are validly deposited under the Offer and are taken up and paid for by Noront, Noront currently intends to carry out a Compulsory Acquisition or a Subsequent Acquisition Transaction to acquire all of the Common Shares not deposited under the Offer as described in Section 18 of the Circular, “Acquisition of Common Shares Not Deposited Under the Offer”.

13.	MARKET PURCHASES

As of the date hereof, Noront does not intend to acquire, or make or enter into any agreement, commitment or understanding to acquire beneficial ownership of any Common Shares other than under the terms of the Offer and as disclosed in the Offer to Purchase and Circular. However, the intention of Noront to make purchases may change following the date of the Offer in which case Noront may acquire or cause an affiliate to acquire at any time prior to the Expiry Time, if and to the extent that market conditions, the trading price of the Common Shares and other factors make it desirable for Noront to complete such purchases, Common Shares by making purchases through the facilities of the TSX-V, provided, however, that in no event will Noront make any such purchases of Common Shares until the third business day following the date of the Offer and Noront shall comply with the following requirements under Section 2.2(3) of MI 62-104 and Section 2.1 of OSC Rule 62-504 in the event of any such change in intention:

(a)	such intention shall be stated in a news release issued and filed at least one business day prior to making such purchases;

(b)	the number of Common Shares beneficially acquired shall not exceed 5% of the outstanding Common Shares as of the date of the Offer;

(c)	the purchases shall be made in the normal course through the facilities of the TSX-V;

(d)	Noront shall issue and file a news release containing the information required under Section 2.2(3) of MI 62-104 or Section 2.1 of OSC Rule 62-504, as applicable, immediately after the close of business of the TSX-V on each day on which Common Shares have been purchased; and

(e)	the broker involved in such trades shall provide only customary broker services and receive only customary fees or commissions, and no solicitation shall be made by Noront, the seller or their agents.

Purchases pursuant to Section 2.2(3) of MI 62-104 or Section 2.1 of OSC Rule 62-504 shall be counted in any determination as to whether the Minimum Deposit Condition has been fulfilled.

Although Noront has no present intention to sell Common Shares taken up under the Offer, Noront reserves the right to make or enter into arrangements, commitments or understandings at or prior to the Expiry Time to sell any of such Common Shares after the Expiry Time, subject to compliance with Section 2.7(2) of MI 62-104 or Section 93.4(2) of the OSA, as applicable.

For the purposes of this Section 13, the term “Noront” includes Noront and any person acting jointly or in concert with Noront.

14.	OTHER TERMS OF THE OFFER

(a)	The Offer and all contracts resulting from acceptance thereof shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of the Offer unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario and all courts competent to hear appeals therefrom.

(b)	In any jurisdiction in which the Offer is required to be made by a licensed broker or dealer, the Offer shall be made on behalf of Noront by brokers or dealers licensed under the laws of such jurisdiction.

(c)	Noront reserves the right to transfer to one or more affiliates of Noront the right to purchase all or any portion of the Common Shares deposited under the Offer, but any such transfer will not relieve Noront of its obligations under the Offer and will in no way prejudice the rights of persons depositing Common Shares to receive payment for Common Shares validly deposited and accepted for payment pursuant to the Offer.

(d)	No broker, dealer or other person has been authorized to give any information or make any representation on behalf of Noront not contained herein or in the accompanying Circular, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer or other person shall be deemed to be the agent of Noront or the Depositary for the purposes of the Offer.

(e)	The provisions of the Glossary, the Summary, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery accompanying the Offer to Purchase, including the instructions and rules contained therein, as applicable, form part of the terms and conditions of the Offer.

(f)	Noront, in its sole discretion, shall be entitled to make a final and binding determination of all questions relating to the interpretation of the Offer to Purchase (including, without limitation, the satisfaction of the conditions of the Offer), the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, the validity of any acceptance of the Offer and the validity of any withdrawals of Common Shares.

(g)	Noront reserves the right to waive any defect in acceptance with respect to any particular Common Shares or any particular Shareholder. There shall be no duty or obligation of Noront, the Depositary or any other person to give notice of any defect or irregularity in the deposit of any Common Shares or in any notice of withdrawal and in each case no liability shall be incurred or suffered by any of them for failure to give such notice.

(h)	The Offer to Purchase and Circular do not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders residing in any jurisdiction in which the making or the acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, Noront may, in Noront’s sole discretion, take such action as Noront may deem necessary to make the Offer in any jurisdiction and extend the Offer to Shareholders in any such jurisdiction.

The Offer to Purchase and the accompanying Circular together constitute the take-over bid circular required under Canadian securities legislation with respect to the Offer to Purchase. Shareholders are urged to refer to the accompanying Circular for additional information relating to the Offer to Purchase.

Dated: October 13, 2009	NORONT RESOURCES LTD.

by (signed) Wesley (Wes) Hanson

President and Chief Executive Officer

CIRCULAR

This Circular is furnished in connection with the accompanying Offer to Purchase dated October 13, 2009 by Noront to purchase, upon the terms and subject to the conditions of the Offer, all of the issued and outstanding Common Shares. The terms and conditions contained in the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery are incorporated into and form part of this Circular. Shareholders should refer to the Offer to Purchase for details of the terms and conditions of the Offer including details as to the manner of payment and withdrawal rights. Capitalized terms used in this Circular but not otherwise defined herein, are defined and have the meanings set out in the Glossary, unless the context otherwise requires.

Unless otherwise indicated, the information concerning Freewest contained in the Offer to Purchase and Circular has been taken from or is based upon publicly available documents and records on file of Freewest with Canadian securities regulatory authorities and other public sources available at the time of the Offer. Although Noront has no knowledge that would indicate that any statements contained herein relating to Freewest taken from or based upon such documents and records are untrue or incomplete, neither Noront nor any of its officers or directors assumes any responsibility for the accuracy or completeness of such information or for any failure by Freewest to disclose events or facts that may have occurred or which may affect the significance or accuracy of any such information but that are unknown to Noront. Unless otherwise indicated, information concerning Freewest is given as at October 2, 2009.

1.	NORONT RESOURCES LTD.

Noront is a mineral exploration company, engaged in the acquisition, exploration and development of mineral properties globally. Noront’s flagship property is the McFaulds Lake Project located in the James Bay Lowlands of Ontario. This project is located within the emerging mineral rich and diverse district referred to as the “Ring of Fire”. To date Noront has discovered five, potentially significant, mineral deposits as follows:

•

Eagle’s Nest; a nickel, copper sulphide deposit with associated platinum, palladium, gold and silver. The Eagle’s Nest deposit currently consists of three mineralized zones including the original Eagle 1 (now 1A) and the recently discovered Eagle 1B and Eagle 1C lenses. An NI-43-101 resource estimate of the Eagle 1A lens was released in July, 2008. The deposit is open at depth and Noront is currently actively engaged in defining the extent of the Eagle 1B and Eagle 1C lenses and exploring for additional lenses;

•	Eagle Two; a second nickel, copper sulphide deposit located 2 kilometres southwest of Eagle’s Nest. Drilling at this deposit lead to the significant discovery of the Blackbird Chromite deposits;

•

AT12; a third nickel, copper sulphide deposit located 9.5 kilometres northeast of Eagle’s Nest. Additional work is required to define the extents of the mineralization and to test the potential for additional zones;

•

Blackbird; A chromite deposit containing high grade chromite and with favourable chrome to iron ratios that meet current market specifications. Blackbird is located adjacent to Eagle Two and also approximately 2 kilometers from Eagle’s Nest; and

•	Thunderbird; A potentially very large tonnage vanadium-titanium deposit at a very early stage of exploration.

In addition to the above properties, Noront has a joint venture project with Probe Mines Ltd. (“Probe”) covering 87 units in four blocks of 8 claims and a joint venture project with Freewest located 8 km northeast of Eagle’s Nest and covering parts of four claims (two belonging to Freewest and two belonging to Noront) within the McFaulds Lake district. Probe is the operator for the Probe/Noront joint venture project, a work program of 0.55 million was approved in summer, 2009 for the period to July 31, 2009. Freewest is the operator on the Freewest joint venture project and to date a budget and work program has not been submitted to Noront.

Noront has other exploration projects and properties in Ontario, Quebec and New Brunswick within Canada and Mexico, all of which are currently under review.

As at July 31, 2009, Noront’s active projects consisted of:

Property	Location	Ownership
McFaulds Lake Property (178 claims)	“Ring of Fire”, James Bay Lowlands, North-eastern Ontario	100% interest(1) including 2 claims subject to net smelter return of 1%

Probe Joint Venture	“Ring of Fire”, James Bay Lowlands, North-eastern Ontario	50% interest in 87 claims held through a joint venture with Probe Mines Ltd.

Freewest Joint Venture	“Ring of Fire”, James Bay Lowlands, North-eastern Ontario	A 50% interest in four claims under a joint exploration agreement with Freewest in which Freewest is the operator.

Golden Valley Property	James Bay Lowlands, North-eastern Ontario	The option to earn a 35% interest

Garden Island gold-base metal property (“Garden Island”)	Near Val d’Or, Quebec	25% interest with an option to earn a further 8.33%

Windfall Lake	Abitibi region, Quebec	Four contiguous staked claim
blocks consisting of 157 claims
including 29 claims which the
Company has a 50% interest in
with Murgor Resources Inc.
(“Murgor”) and Freewest having
the other 50% interest.

The Windfall claims are subject to
an option agreement whereby
Eagle Hill Resources can earn up
to a 75% interest in the Windfall
claims.

(1)	Noront has granted an option to earn a 50% legal and beneficial interest in 10 claims in the McFaulds Lake Project to 6897631 Canada Inc.

Noront has no debt and has not invested in any short-term commercial or asset backed securities. For additional information, reference is made to both the audited annual financial statements of Noront for the financial years ended April 30, 2008 and 2009 and the unaudited interim financial statements for the three-month period ended July 31, 2009 incorporated by reference herein, a copy of which is available on SEDAR at www.sedar.com.

Noront is a corporation existing under the Business Corporations Act (Ontario). Noront’s head office is located at 15 Toronto St., Suite 1000, Toronto, Ontario M5C 2E3.

Noront is a reporting issuer in each of the Provinces of Ontario, Alberta, British Columbia and Quebec. The Noront Common Shares are listed on Tier 2 of the TSX-V under the symbol “NOT”. On October 2, 2009, the last day prior to Noront’s announcement to its intention to make the Offer, the closing price of the Noront Common Shares on the TSX-V was $1.59.

2.	FREEWEST RESOURCES CANADA INC.

Freewest is a mineral exploration company engaged in the acquisition and exploration of mineral properties primarily in Eastern Canada. Freewest’s exploration is focused on its 100% owned McFaulds Lake property, located in the James Bay Lowlands, Ontario in the same mineral district referred to above as the “Ring of Fire”. The deposits that are contained within this property are the Black Thor and Black Label chromite deposits. Also, within this region, Freewest has two additional properties: the Big Daddy chromite joint venture project with Spider Resources Inc. (“Spider”) and KWG Resources Inc. (“KWG”) and the Noront joint venture project.

In addition to the above properties, Freewest owns the Clarence Stream gold property in New Brunswick, the Sungold iron ore-copper-gold property in New Brunswick and other exploration properties in New Brunswick, Maine, Quebec and Ontario. As at September 8, 2009, based on information available on SEDI, Freewest held 4,187,760 common shares of Quest Uranium Corporation.

As of July 31, 2009, Freewest’s projects consisted of:

Property	Location	Ownership
McFaulds Properties (9 mineral claims)	“Ring of Fire”, James Bay Lowlands, North-eastern Ontario	Four claims are wholly owned by
Freewest; 5 claims are subject to a
joint venture with Spider and
KWG. Spider and KWG currently
own a combined 50% in these
claims and can earn an additional
10% combined interest by
spending an additional C$15
million within the next three years.

Noront Joint Venture Project	“Ring of Fire”, James Bay Lowlands, North-eastern Ontario	A 50% interest in four claims under a joint exploration agreement with Noront in which Freewest is the operator.

Clarence Stream	70 km southwest of Fredericton, New Brunswick	Rockport Mining Corp. has the option to earn as up to a 65% interest.

Golden Ridge	80 kilometers west of Fredericton, New Brunswick	Rockport Mining Corp has the option to earn up to a 60% interest.

Sungold Property	120 km west of Thunder Bay, Ontario	Earn-in agreement with Xstrata, whereby Xstrata can earn up to an initial 51% interest and has the option to earn up to 75% through follow-on spending.

Windfall Property (213 claims)	Abitibi region, Quebec	Freewest and Murgor optioned a 50% interested in 29 claims to Noront. Freewest and Murgor retain the other 50% of the 29 optioned claims and a 100% interest in the remaining 184 claims.

Dalhousie Mountain (67 claims)	50 km south-east of Mattagami, Abitibi Region, Quebec	Freewest has the option to earn an 100% interest the property from Explorateurs Innovateurs de Quebec Inc. (“Ex-In”). Ex-In has the right to retain a 2.0% NSR, of which 1.0% can be purchased by Freewest

Freewest has no debt. For additional information, refer to Freewest’s filings, which are available on SEDAR at www.sedar.com.

Freewest is a corporation existing under the Canada Business Corporations Act. Freewest’s head office is located at 1155 University St., Suite 1308, Montreal, PQ H3B 3A7.

Freewest is a reporting issuer in each of the Provinces of Ontario, Alberta, British Columbia and Quebec. The Common Shares are listed on Tier 2 of the TSX-V under the symbol “FWR”. On October 2, 2009, the last day prior to Noront’s announcement to its intention to make the Offer, the closing price of the Common Shares on the TSX-V was C$0.315.

3.	BACKGROUND TO THE OFFER

On August 22 and 23, 2009 the Noront Board of Directors and senior management of Noront held a planning session during which they discussed and considered a number of strategic alternatives for Noront. During this session, the Noront Board of Directors considered a strategy which would target the consolidation of the Ring of Fire and discussed at length the potential combination of Noront and Freewest. It was agreed that Noront management should conduct an assessment of Freewest, based on publicly available information, and begin preparing and compiling the necessary documents and data which would be required in the event the Noront Board of Directors decided to pursue a business combination with Freewest.

From August 23 to September 28, 2009, senior management of Noront and the Noront Board of Directors continued to discuss and consider a possible combination with Freewest and further evaluated and assessed the various means by which such a combination could be completed. During this period, Noront engaged Rothschild Inc. as financial advisor, and Fraser Milner Casgrain LLP, as legal counsel, to assist in this process and to consider how best to implement a business combination.

On September 28, 2009, the Noront Board of Directors met to review and consider the possibility of making a friendly proposal to Freewest with a view to concluding a combination of the two companies. During this meeting, representatives of Rothschild reviewed with the Noront Board of Directors certain financial analyses and the mechanics involved in pursuing a friendly combination with, or supported take-over bid to acquire Freewest. Discussions between the Noront Board of Directors, senior management of Noront and Noront’s advisors continued over the next several days and culminated with a decision by the Noront Board of Directors and its adviors on October 1, 2009 to initiate an approach to Freewest the next day after the close of the TSX-V.

On October 2, 2009, immediately following the close of the TSX-V in Toronto, Mr. Joe Hamilton, Chairman of Noront and Mr. Wes Hanson, Chief Executive Officer of Noront contacted Mr. Mackenzie Watson, Chief Executive Officer of Freewest, indicating Noront’s desire to combine Noront and Freewest pursuant to a business combination and seeking to meet with Mr. Watson and the Freewest Board of Directors in Montreal to explain Noront’s vision for the combination of the two companies and to discuss completing a friendly transaction which would have the support of the Freewest Board of Directors.

Several minutes after the initial proposal was set forth by Noront’s management, Mr. Watson called back and indicated, in no uncertain terms, that neither he nor the Freewest Board of Directors were prepared to discuss the proposal, Noront’s intentions, or the combination of Freewest and Noront then, or at any time over the ensuing weekend.

Following this verbal response from Mr. Watson, Noront proceeded to send written confirmation of its intentions to the Freewest Board of Directors.

At no point on October 2, 3 or 4, 2009 did any member of management of Freewest or the Freewest Board of Directors communicate, either orally or in writing, with any member of the Noront Board of Directors or management of Noront.

On the evening of October 4, 2009, the Noront Board of Directors met by teleconference to consider proceeding with an offer for Freewest. After significant discussion, including discussion with Noront’s legal and financial advisors regarding the various options available, having regard to obligations under securities and stock exchange rules to disclose material information which would reasonably be expected to result in a significant change in the price of both the Common Shares and the Noront Common Shares, the Noront Board of Directors unanimously determined that it was prudent to proceed with and announce an offer to acquire all the Freewest Common Shares prior to the opening of trading on October 5, 2009.

The intention to make an offer was announced by Noront by way of press release prior to the opening of the TSX-V in Toronto on October 5, 2009.

4.	BENEFITS OF AND REASONS TO ACCEPT THE OFFER

Noront believes that if the Offer is successful, it will create important benefits and opportunities that will enhance value for its Shareholders. Noront believes that the Offer will create value for shareholders of both Noront and Freewest and that it offers the benefits and opportunities described below. The benefits and opportunities described below are based on the information existing as of the date hereof and reflect Noront’s best estimate of the effects of such integration. There can be no assurance that the benefits and opportunities described below will ultimately be achieved.

The following are some of the benefits of and reasons to accept the Offer:

Shareholder’s continued participation in the Ring of Fire

Since the Offer is a share exchange transaction with nominal cash consideration, Shareholders will, upon the successful completion of the Offer, through their ownership of Noront Common Shares, continue to benefit from any significant developments in the Ring of Fire and will continue to share in any future increases in value associated with the development and operation of the existing portfolios of Noront (including the Eagle’s Nest and Blackbird deposits) and Freewest.

Ring of Fire consolidation

Noront believes that the rationalization of activities in the Ring of Fire will pave the way for the sharing of essential infrastructure and logistics. The result of this rationalization will be improved economics of all Ring of Fire projects, as the heavy capital cost burden of the infrastructure will be shared across a series of developments. This transaction benefits all shareholders since it enhances the prospects of development for both the Freewest and Noront assets in the Ring of Fire and ensures that a coordinated approach is taken to exploration activities, infrastructure development, negotiations with First Nations interests and the ultimate financing of the mine development and associated infrastructure in the region.

Established, well-funded, shareholder focused development team in place

The recently revitalized Noront management have been mandated by the Noront Board of Directors to explore and develop aggressively the Ring of Fire in the optimal and least dilutive manner. The combination of Freewest and Noront offers the Shareholders the benefits of both the project development expertise of the Noront management team and access to a pro-forma combined estimated working capital of approximately C$37 million with which to advance the projects of both Freewest and Noront without any near-term dilution. The combined company will be guided by an experienced board of directors who collectively have extensive project development, acquisition and other relevant industry experience necessary to advance projects from the exploration stage into development and to create shareholder value by doing so.

Significant and immediate value realization through receipt of a substantial premium

Noront has offered the Shareholders a significant implied premium to the current and historical Common Share price. The consideration, in the form of Noront Common Shares, represents a premium of 26% and 51% based on the Common Share price immediately prior to the announcement of Noront’s intention to make the Offer (October 2, 2009) and the 30 calendar day volume weighted average price to the same day, respectively.

Freewest has not been able to create shareholder value within the Ring of Fire

By adjusting the Common Share price for the value of Freewest’s holding in Quest Uranium Corporation, the implied market value on a per share basis of Freewest's other assets (in particular the Ring of Fire assets) has decreased between January 11, 2009, the date on which Quest Uranium Corporation commenced trading, and October 2, 2009, the last trading date immediately prior to Noront's announcement of its intention to make the Offer. In our view, it does not appear that Freewest has been able to create value for the Shareholders from the Ring of Fire.

Generous implied Offer price

The implied Offer price based on the pre-announcement shares prices of Noront as of the close of market on October 2, 2009 was C$0.3975 per Common Share. The Common Share price has been significantly below the implied

Offer price for the last 18 months and has only been above this price for 10 trading days since August 2007 when Noront originally announced its Ring of Fire discovery.

Cost management

Noront believes that the combined company would achieve notable short-term cost savings, primarily through a reduction of corporate overhead costs and rationalization of exploration activities under one company within the Ring of Fire, and thereby will free up additional funds to be committed to project exploration and development.

Noront is focused on the Ring of Fire

Since the appointment of the new management team, Noront’s strategy is focused on maximizing the value for all its shareholders by pursuing the exploration and development potential within the Ring of Fire.

The Shareholders will participate in a larger more liquid company

Based on the Offer and Noront’s market value on October 2, 2009, the combined group would be the 7th largest company on the TSX-V based on market capitalization. The Noront Common Shares are significantly more liquid than the Common Shares (over the last 12 months, the average daily trading value of the Noront Common Shares was C$1.322 million, which is nearly 10 times the Common Share average daily trading value of C$0.134 million, over the same period).

5.	PURPOSE OF THE OFFER AND PLANS FOR FREEWEST

The purpose of the Offer is to enable Noront to acquire all of the Common Shares. If a sufficient number of Common Shares are validly deposited under the Offer and are taken up and paid for by Noront, Noront intends to carry out a Compulsory Acquisition or a Subsequent Acquisition Transaction to acquire all of the remaining Common Shares not deposited under the Offer. See also “Acquisition of Common Shares Not Deposited Under the Offer” in Section 18 of the Circular.

If, within 120 days after the date of the Offer, the Offer has been accepted by Shareholders who, in the aggregate, hold not less than 90% of the issued and outstanding Common Shares, other than Common Shares held at the date of the Offer by or on behalf of Noront and its affiliates and associates (as such terms are defined in the CBCA), and Noront acquires or is bound to take up and pay for such deposited Common Shares under the Offer, Noront may at its option acquire those Common Shares which remain outstanding held by those persons who did not accept the Offer pursuant to a Compulsory Acquisition. If a Compulsory Acquisition is not available or Noront chooses not to avail itself of such statutory right of acquisition, Noront currently intends to, depending upon the number of Common Shares taken up and paid for under the Offer, pursue other means of acquiring the remaining Common Shares not tendered under the Offer, including by causing one or more special meetings of Shareholders to be called to consider an amalgamation, capital reorganization, share consolidation, statutory arrangement or other transaction involving Freewest and Noront or an affiliate of Noront for the purpose of enabling Noront or an affiliate of Noront to acquire all Common Shares not acquired pursuant to the Offer. There is no assurance that such acquisitions will be completed, in particular if Noront acquires less than 66 2/3% of the outstanding Common Shares on a fully diluted basis under the Offer.

If a Compulsory Acquisition or Subsequent Acquisition Transaction is unavailable or if Noront is unable to promptly obtain required approvals for a Compulsory Acquisition or Subsequent Acquisition Transaction, Noront will evaluate its other alternatives. Such alternatives could include, to the extent permitted by applicable Laws, purchasing additional Common Shares in the open market, in privately negotiated transactions, in another take-over bid or otherwise, or selling or otherwise disposing of any or all of the Common Shares acquired under the Offer.

If permitted by applicable Laws, as soon as practicable following the completion of the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction, Noront intends to apply to delist the Common Shares from the TSX-V. In addition, if permitted by applicable Laws, Noront intends to cause Freewest to cease to be a reporting issuer under the securities Laws of each Province of Canada in which it is a reporting issuer. See “Effect of the Offer on the Market for and Listing of Common Shares and Status as a Reporting Issuer” in Section 16 of the Circular. See also “Acquisition of Common Shares Not Deposited Under the Offer” in Section 18 of the Circular.

6.	CONSIDERATION

Noront will issue 0.25 of a Noront Common Share and $0.0001 in cash for each Common Share to or for the account of Shareholders who tender their Common Shares under the Offer. Fractional Noront Common Shares will not be issued. Where a Shareholder is entitled to receive Noront Common Shares as consideration under the Offer and the aggregate number of Noront Common Shares to be issued to such Shareholder would result in a fraction of a Noront Common Share being issuable, the number of Noront Common Shares to be received by or for the account of such Shareholder will either be rounded up (if the fractional interest is 0.5 or more) or down (if the fractional interest is less than 0.5) to the nearest whole number. Cash will not be paid in lieu of any fractional Noront Common Shares in any circumstances whatsoever.

Any cash consideration owing to a Shareholder pursuant to the Offer will be rounded up to the next whole cent.

Shareholders of Noront Common Shares are entitled to receive notice of any meetings of shareholders of Noront, and to attend and to cast one vote per Noront Common Share at all such meetings. Shareholders of Noront Common Shares do not have cumulative voting rights with respect to the election of directors and, accordingly, shareholders of a majority of the Noront Common Shares entitled to vote in any election of directors may elect all directors standing for election. Shareholders of Noront Common Shares are entitled to receive on a pro rata basis such dividends on such Noront Common Shares, if any, as and when declared by the board of directors of Noront at its discretion from funds legally available therefor and, upon liquidation, dissolution or winding up of Noront, are entitled to receive on a pro rata basis the net assets of Noront after payment of debts and other liabilities. The Noront Common Shares do not carry any pre-emptive, subscription, redemption, retraction, surrender or conversion or exchange rights, nor do they contain any sinking or purchase fund provisions.

Noront will pay certain expenses associated with the Offer including, without limitation, Noront’s legal fees, accounting fees, fees of other advisors, fees and expenses payable to the Information Agent and Depositary, the TSX-V in connection with the additional listing of the Noront Common Shares to be issued as consideration for Common Shares deposited under the Offer, regulatory filing fees and printing and mailing costs.

7.	CERTAIN INFORMATION CONCERNING NORONT AND ITS AUTHORIZED SHARES AND OUTSTANDING SHARE CAPITAL

Noront is authorized to issue an unlimited number of common shares without par value. As of July 31, 2009, there were 154,703,457 Noront Common Shares issued and outstanding. As of July 31, 2009, stock options to acquire an additional 9,220,000 Noront Common Shares were outstanding. Assuming the exercise of all of the outstanding stock options, the issued and outstanding Noront Common Shares on a fully diluted basis would be, as of July 31, 2009, 163,923,457 Noront Common Shares.

Each Noront Common Share entitles its holder to: (a) cast one vote per Noront Common Share at any meeting of the shareholders of Noront; (b) receive on a pro rata basis such dividends on such Noront Common Shares, if any, as and when declared by the Noront Board of Directors, at its discretion; and (c) upon liquidation, dissolution or winding up of Noront, to receive on a pro rata basis the net assets of Noront after payment of debts and other liabilities.

Details concerning the stock options of Noront are set out in Noront’s unaudited interim financial statements for the three-month period ended July 31, 2009, including the notes thereto, and the management discussion and analysis thereof, which are incorporated by reference herein and is available on SEDAR at www.sedar.com.

The following table sets forth the number of currently outstanding Noront Common Shares and the number expected to be outstanding upon completion of the Offer, based on certain assumptions as set out in the notes to the pro forma consolidated financial statements of Noront attached as Schedule “A” hereto.

Pro Forma Noront Common Shares Outstanding and Ownership

	# of Noront Common Shares	% Upon Completion of Offer
Noront Common Shares Outstanding (as of July 31, 2009)	154,703,457
Noront Common Shares Outstanding (as of August 26, 2009)(1)	163,631,957	75%
Noront Common Shares to be issued upon completion of the Offer to Shareholders (Noront Common Shares to be issued upon completion of the Offer on a fully diluted basis is approximately 57 million, representing 26%)	53,681,260	25%
TOTAL:	217,313,217	100%

(1)	This includes 8,928,500 flow-through common shares of Noront issued following the completion of a private placement on August 26, 2009.

Consolidated Capitalization

The following table sets forth Noront’s consolidated capitalization as at July 31, 2009, adjusted to give effect to any material changes (if any) in the share capital of Noront since July 31, 2009, the date of Noront’s most recent unaudited interim consolidated financial statements, and further adjusted to give effect to the Offer. The table should be read in conjunction with the unaudited interim consolidated financial statements of Noront for the three-month period ended July 31, 2009, including the notes thereto, and management’s discussion and analysis thereof and the other financial information contained in or incorporated by reference in this Offer and Circular.

	As at July 31, 2009	As at July 31, 2009 after Giving Effect to the Offer
Noront Common Shares	$91,605,051	$180,179,130
Warrants	—	—
Contributed Surplus	$21,403,149	$32,143,288
Deficit	$(38,164,718)	$(38,164,718)
Accumulated Other Comprehensive Loss	$(2,658,176)	$(2,658,176)
Total Capitalization	$72,185,306	$171,499,524

Dividend and Dividend Policy

There are no restrictions which prevent Noront from paying dividends. Noront has not paid any dividends on its outstanding Noront Common Shares since the date of its incorporation. The board of directors of Noront, from time to time, on the basis of many factors, including Noront’s earnings, operating results, financial condition and anticipated cash needs may consider paying dividends in the future when its operational circumstances permit.

Price Range and Trading Volumes of the Noront Common Shares

The Noront Common Shares are listed and posted for trading on the TSX-V under the symbol “NOT”. The following table sets forth, for the periods indicated, the reported high and low daily trading prices and the aggregate volume of trading of the Noront Common Shares on the TSX-V.

	High	Low	Volume
2008	$	$	#
July	3.38	2.30	9,488,560
August	3.36	2.62	2,526,700
September	2.83	1.38	7,641,610
October	1.45	0.66	14,696,730
November	0.95	0.54	6,542,230
December	0.76	0.45	10,376,330
2009
January	1.35	0.72	26,131,840
February	1.06	0.73	9,398,660
March	0.84	0.67	6,000,220
April	0.94	0.70	13,478,920
May	0.89	0.65	30,131,980
June	0.74	0.55	21,425,130
July	2.51	0.61	105,791,620
August	2.70	1.95	43,598,890
September	2.46	1.75	24,661,460
October (1 to 2)	1.62	1.59	1,860,710

The closing price of the Common Shares on the TSX on October 2, 2009 was C$1.59.

The Offer represents a premium of approximately 26% over the October 2, 2009 closing price of the Common Shares on the TSX-V of $0.315, based on a closing price of $1.59 per Noront Common Share on the TSX-V on that same date, which was the last trading day prior to Noront’s announcement of its intention to make an Offer. The Offer also represents a premium of approximately 51% based on the respective volume weighted average trading prices of Noront and Freewest on the TSX-V for the 30 calendar days ended October 2, 2009.

8.	SUMMARY OF UNAUDITED PRO FORMA FINANCIAL STATEMENTS

The summary unaudited pro forma condensed consolidated financial statement information set forth below should be read in conjunction with the unaudited pro forma condensed consolidated financial statement information of Noront and the accompanying notes thereto attached as Schedule “A” to the Offer to Purchase and Circular. The summary unaudited condensed consolidated financial statement information for Noront gives effects to the proposed acquisition of Freewest as if such acquisition had occurred as at July 31, 2009 for the purposes of the pro forma condensed consolidated balance sheet information and for the purposes of the pro forma condensed consolidated statement of operations for the financial year ended April 30, 2009 and the three-month period ended July 31, 2009. In preparing the unaudited pro forma condensed consolidated financial statement information, management of Noront has made certain assumptions that affect the amounts reported in the unaudited pro forma condensed consolidated financial statement information. The summary unaudited pro forma condensed consolidated financial information is not intended to be indicative of the results that would actually have occurred, or the results expected in future periods, had the events reflected herein occurred on the dates indicated. Actual amounts recorded upon the consummation of the transactions contemplated by the Offer will differ from the pro forma information presented below. In preparing the unaudited pro forma condensed consolidated financial statements a review was undertaken by management of Noront to identify accounting policy differences where the impact was potentially material and could be reasonably estimated. Further accounting differences may be identified after consummation of the proposed acquisition, if successful. To the knowledge of Noront, the significant accounting policies of Freewest conform in all material respects to those of Noront. Any potential synergies that may be realized after consummation of the transaction have been excluded from the unaudited pro forma condensed consolidated financial statement information. The unaudited pro forma condensed consolidated financial statement information set forth below is extracted from and should be read in conjunction with the unaudited pro forma condensed consolidated financial statements of Noront and the accompanying notes attached as Schedule “A” to the Offer to Purchase and Circular.

The table set out below includes a summary of consolidated pro forma financial statements of Noront if and when the acquisition of Common Shares is completed. See note 1 of the unaudited pro forma condensed consolidated financial statements attached as Schedule “A” hereto for information as to how the pro forma condensed consolidated financial statements were derived.

Summary of Historical and Unaudited Pro Forma Financial Information of Noront Resources Ltd.

				Pro Forma
	Three Months ended July 31, 2009	Year ended April 30, 2009	Year ended April 30, 2008	Three Months ended July 31, 2009	Year ended April 30, 2009
	(expressed in $ thousands except per share amounts)
Consolidated Statement of operations
Revenue	$51	$976	$1,019	$59	$1,212
Expenses	1,190	13,467	4,113	1,477	15,295
Writedown of mining properties and deferred exploration	—	15,898	780	154	17,614
Gain on sale of mineral interests	—	—	(1,576)	—	—
Writedown of marketable securities	—	350	—	—	369
Severence	1,496	1,712	—	1,496	1,712
Other					(21)
Future income tax recovery	—	(5,472)	—	—	(6,299)
Net income (loss)	(2,635)	(24,980)	(2,298)	(3,069)	(27,459)
Net income per share – basic and diluted	(0.02)	(0.18)	(0.02)	(0.01)	(0.14)
Consolidated Balance Sheet
Assets	77,269	79,867	91,124	213,534	n/a
Liabilities	5,084	5,941	11,214	42,034	n/a
Shareholders’ equity	72,185	73,926	79,910	171,500	n/a

9.	DOCUMENTS INCORPORATED BY REFERENCE

The following documents of Noront, filed with the various securities commissions or similar regulatory authorities in certain of the Provinces of Canada, are specifically incorporated by reference into and form an integral part of the Offer to Purchase and Circular:

(i)	the annual information form for the financial year ended April 30, 2009;

(ii)	the audited annual financial statements of Noront, including the notes thereon, and together with the auditor’s report, as at April 30, 2009 and 2008 and for each of the fiscal years ended April 30, 2009 and 2008;

(iii)	management’s discussion and analysis of the financial condition and results of operation for the fiscal year ended April 30, 2009;

(iv)	the unaudited interim financial statements of Noront, including the notes thereon as at July 31, 2009 for the three-month period ended July 31, 2009;

(v)	management’s discussion and analysis of the financial condition and results of operations for the three-month period ended July 31, 2009;

(vi)	management information circular dated September 8, 2009 prepared in connection with the annual and special meeting of Noront shareholders to be held on October 15, 2009; and

(vii)	material change report dated October 5, 2009 regarding the announcement of Noront’s intention to make a share exchange take-over bid for Freewest.

Information has been incorporated by reference in the Offer to Purchase and Circular from documents filed with certain securities commissions or similar regulatory authorities in Canada. Copies of these documents may be obtained on request without charge from the Corporate Secretary of Noront at 15 Toronto St., Toronto, Ontario, Canada, M5C 2E3 or may be obtained on SEDAR at www.sedar.com.

All material change reports (excluding confidential reports), financial statements (including any report of the auditor, where applicable), management’s discussion and analysis, information circulars and business acquisition reports filed by Noront with securities commissions or similar regulatory authorities in the Provinces of Canada after the date of the Circular and before the Expiry Time shall be deemed to be incorporated by reference into the Offer to Purchase and Circular. Other than the announcement of the Offer, Noront is not aware of any information that indicates any material change in the affairs of Noront since the date of the last published financial statements of Noront. In connection with the preparation of the information contained in this Offer to Purchase and Circular, a review of Noront’s annual consolidated financial statements for the years ended April 30, 2009 and 2008 and the unaudited interim consolidated financial statements for the three-month period ended July 31, 2009 was undertaken as required by applicable securities Laws.

Any statement contained in the Offer to Purchase and Circular or a document incorporated or deemed to be incorporated by reference in the Offer to Purchase and Circular shall be deemed to be modified or superseded for purposes of the Offer to Purchase and Circular to the extent that a statement contained in the Offer to Purchase and Circular or in any other subsequently filed document which also is or is deemed to be incorporated by reference in the Offer to Purchase and Circular modifies or supersedes such statement. The making of a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. Any statement so modified or superseded shall not be deemed to constitute a part of the Offer to Purchase and Circular, except as so modified or superseded.

Information contained in or otherwise accessed through Noront’s website, www.norontresources.com, or any other website does not form part of the Offer to Purchase and Circular. All such references to Noront’s website are inactive textual references only.

10.	OWNERSHIP OF AND TRADING IN SECURITIES

None of Noront or any of its directors or officers or, to the knowledge of Noront after reasonable enquiry: (a) any associate or affiliate of such directors or officers; (b) any person or company holding more than 10% of any class of equity securities of Noront or its associates or affiliates; (c) any other insider of Noront; or (d) any associate, affiliate or person or company acting jointly or in concert with Noront, beneficially owns, directly or indirectly, or exercises control or direction over any of the securities of Freewest.

During the six-month period preceding the date of the Offer, no securities of Freewest have been traded by: (a) Noront; (b) any director or senior officer of Noront; or (c) to the knowledge of the directors and senior officers of Noront, after reasonable inquiry, by (i) any associate of the directors or senior officers of Noront; (ii) any person or company holding more than 10% of any class of securities of Noront; or (iii) any person or company acting jointly or in concert with Noront.

To the knowledge of Noront based on insider reports publicly filed by directors and officers of Freewest on SEDI, as of October 2, 2009 the directors and officers of Freewest and its subsidiaries as a group, beneficially owned, directly or indirectly, or exercised control or direction over approximately 2,515,567 Common Shares, representing approximately 1.25% of the outstanding Common Shares.

11.	COMMITMENTS TO ACQUIRE SHARES OF FREEWEST

Except pursuant to the Offer, neither Noront nor any of its directors or officers or, to the knowledge of Noront, after reasonable enquiry, any associate or affiliate of any such director or officer, any person or company holding more than 10% of any class of equity securities of Noront or its associate or affiliate, any other insider of Noront, or any person or company acting “jointly or in concert” with Noront or its associate or affiliate, has entered into any commitments to acquire any equity securities of Freewest, except as otherwise disclosed in the Offer to Purchase and Circular.

12.	ARRANGEMENTS, AGREEMENTS OR UNDERSTANDINGS

Except as otherwise disclosed in the Offer to Purchase and Circular, there are: (a) no agreements, commitments or understandings made or proposed to be made between Noront and any of the directors or officers of Freewest; and (b) no agreements, commitments or understandings, formal or informal, between Noront and any securityholder of Freewest with respect to the Offer or between Noront and any other person or company with respect to any securities of Freewest in relation to the Offer.

13.	BENEFITS FROM THE OFFER

Other than as discussed below, to the knowledge of Noront, there are no direct or indirect benefits of accepting or refusing to accept the Offer, that will accrue to any director or officer of Freewest, to any associate or affiliate of a director or officer of Freewest or to the knowledge of Noront, after reasonable enquiry, to any associate or affiliate of Freewest, any person or company holding more than 10% of any class of equity securities of Freewest or its associates or affiliates, to any other insider of Freewest or its associates or affiliates, or to any person or company acting “jointly or in concert” with Freewest, other than those that will accrue to Shareholders generally.

Certain Freewest Options or other securities of Freewest that are convertible into or exchangeable or exercisable for Common Shares that are not currently convertible into or exchangeable or exercisable for Common Shares may become convertible into or exchangeable or exercisable for Common Shares upon the completion of the Offer and certain officers or employees of Freewest may be entitled to additional compensation or benefits under employment or management contracts in connection with the completion of the Offer.

14.	MATERIAL CHANGES AND OTHER INFORMATION CONCERNING FREEWEST

Noront has no information that indicates any material change in the affairs of Freewest has occurred since the date of the last published financial statements of Freewest, other than the making of this Offer by Noront and such other material changes as have been publicly disclosed by Freewest. Noront has no knowledge of any material fact concerning securities of Freewest that has not been generally disclosed by Freewest or any other matter that has not previously been generally disclosed but which would reasonably be expected to affect the decision of Shareholders to accept or reject the Offer.

15.	CERTAIN INFORMATION CONCERNING FREEWEST AND ITS AUTHORIZED SHARES AND OUTSTANDING SHARE CAPITAL

Based on publicly available information, the authorized share capital of Freewest is comprised of an unlimited number of no par value common shares. As of October 2, 2009, based on the information contained in Freewest’s management’s discussion and analysis for the nine month period ended July 31, 2009, there were 214,725,039 Common Shares issued and outstanding. Common Shares include associated SRP Rights under the Shareholder Rights Plan.

Dividend Policy and Record

Freewest has no dividend policy and has no intention in developing a dividend policy in the foreseeable future.

On December 11, 2007, Freewest distributed a dividend in an aggregate amount of 6,256,979 of the 10,000,000 common shares of Quest Uranium Corporation held by Freewest. Each Shareholder of record at the close of business on December 10, 2007 received one common share of Quest Uranium Corporation for every 25 Common Shares. The Freewest Board of Directors, from time to time, on the basis of many factors, including Freewest’s earnings, operating results, financial condition and anticipated cash needs, may consider paying dividends in the future when its operational circumstances permit.

Price Range and Trading Volume of the Common Shares

The Common Shares of Freewest are listed and posted for trading on the TSX-V under the symbol “FWR”. The following table sets forth, for the periods indicated, the reported high and low daily prices and the aggregate volume of trading of the Common Shares on the TSX-V.

	High	Low	Volume
2009
April	0.32	0.25	18,746,190
May	0.33	0.31	8,406,970
June	0.34	0.24	12,175,150
July	0.31	0.22	10,130,510
August	0.28	0.23	9,675,060
September	0.29	0.22	17,220,990
October (1 to 2)	0.32	0.30	3,045,220

The Offer represents a premium of approximately 26% over the October 2, 2009 closing price of the Common Shares on the TSX-V and a closing price of $1.59 per Noront Common Share on the TSX-V on that same date, which was the last trading day prior to Noront’s announcement of its intention to make an Offer. The Offer also represents a premium of approximately 51% based on the respective volume weighted average trading prices of the Noront Common Shares and the Common Shares on the TSX-V for the 30 calendar days ended October 2, 2009.

16.	EFFECT OF THE OFFER ON THE MARKET FOR AND LISTING OF COMMON SHARES AND STATUS AS A REPORTING ISSUER

The purchase of Common Shares by Noront under the Offer will reduce the number of Common Shares that might otherwise trade publicly and may reduce the number of holders of Common Shares and, depending on the number of Common Shares purchased by Noront under the Offer, could adversely affect the liquidity and market value of the remaining Common Shares held by the public.

The rules and regulations of the TSX-V establish certain criteria which, if not met, could, upon successful completion of the Offer, lead to the delisting of Common Shares from the TSX-V. Among such criteria are the number of Shareholders, the number of Common Shares publicly held and the aggregate market value of the Common Shares publicly held. Depending upon the number of Common Shares purchased under the Offer, it is possible the Common Shares would fail to meet the criteria for continued listing on the TSX-V. If this were to happen, the Common Shares could be delisted on the TSX-V and this could, in turn, adversely affect the market or result in a lack of an established market for the Common Shares. If the Common Shares are delisted from the TSX-V, the extent of the public market for the Common Shares and the availability of price or other quotations would depend upon the number of Shareholders, the number of Common Shares publicly held and the aggregate market value of the Common Shares remaining at such time, the interest in maintaining a market in Common Shares on the part of securities firms, whether Freewest remains subject to public reporting requirements in Canada and other factors. If permitted by applicable Laws, Noront intends to cause Freewest to apply to delist the Common Shares from the TSX-V as soon as practicable after completion of the Offer and any Compulsory Acquisition or any Subsequent Acquisition Transaction.

After the purchase of the Common Shares under the Offer and any Compulsory Acquisition or any Subsequent Acquisition Transaction, Freewest may cease to be subject to the public reporting and proxy solicitation requirements of the CBCA and the securities Laws of certain Provinces of Canada. Furthermore, it may be possible to request the elimination of the public reporting requirements of any Province or jurisdiction where a small number of Shareholders reside. In addition, Noront intends to cause Freewest to seek to obtain relief from its continuous disclosure obligations under applicable securities laws pending the completion of any Compulsory Acquisition or any Subsequent Acquisition Transaction. If permitted by applicable Laws, subsequent to the completion of the Offer and any Compulsory Acquisition or any Subsequent Acquisition Transaction, Noront intends to cause Freewest to cease to be a reporting issuer under the securities laws of each Province of Canada in which it is a reporting issuer and to cease to have public reporting obligations in any other jurisdiction where it may have such obligations.

17.	REGULATORY MATTERS

In connection with the Offer, the approval on terms satisfactory to Noront of various domestic and foreign regulatory authorities having jurisdiction over Noront or Freewest, and their respective subsidiaries and their respective businesses, is required. The principal approvals required are described below.

Except as discussed below, to the knowledge of Noront, no authorization, consent or approval of, or filing with, any public body, court or authority is necessary on the part of Noront for the consummation of the transactions contemplated by the Offer, except for such authorizations, consents, approvals and filings the failure to obtain or make which would not, individually or in the aggregate, prevent or materially delay consummation of the transactions contemplated by the Offer. In the event that Noront becomes aware of other requirements, it will make reasonable commercial efforts to obtain such approval at or prior to the Expiry Time, as such time may be extended.

Competition Laws

Based upon an examination of publicly available information relating to the business of Freewest, Noront does not expect the Offer, the Compulsory Acquisition or the Subsequent Acquisition Transaction, as applicable, to give rise to material competition/antitrust concerns in any jurisdiction. However, Noront cannot be assured that no such concerns will arise.

Canadian Securities Laws

The distribution of the Noront Common Shares under the Offer is being made pursuant to statutory exemptions from the prospectus and dealer registration requirements under applicable Canadian Securities Laws. While the resale of Noront Common Shares issued under the Offer is subject to restrictions under the securities Laws of certain Canadian Provinces and Territories, Shareholders in such Provinces and Territories generally will be able to rely on statutory exemptions from such restrictions.

18.	ACQUISITION OF COMMON SHARES NOT DEPOSITED UNDER THE OFFER

It is Noront’s current intention that if it takes up and pays for Common Shares deposited pursuant to the Offer, it will enter into one or more transactions to enable Noront or an affiliate of Noront to acquire all remaining Common Shares not acquired pursuant to the Offer. There is no assurance that such transaction will be completed, in particular if Noront acquires less than 66 2/3% of the outstanding Common Shares on a fully diluted basis, under the Offer.

Compulsory Acquisition of Common Shares

If, within 120 days after the date of the Offer, the Offer has been accepted by Shareholders who, in the aggregate, hold not less than 90% of the issued and outstanding Common Shares as at the Expiry Time, other than Common Shares held at the date of the Offer by or on behalf of Noront and its affiliates and associates (as such terms are defined in the CBCA) and Noront acquires or is bound to take up and pay for such deposited Common Shares under the Offer, Noront intends, to the extent possible, to acquire those Common Shares (including Common Shares that are issued as a result of the exercise of outstanding Freewest Options, Freewest Warrants or any other securities of Freewest that are convertible into or exchangeable or exercisable for Common Shares) which remain outstanding held by those persons who did not accept the Offer (and each person who subsequently acquires any of such Common Shares) (the “Dissenting Shareholders”) pursuant to the Section 206 of the CBCA on the same terms and for the same consideration as the Common Shares acquired under the Offer (a “Compulsory Acquisition”).

To exercise such statutory right, Noront must send notice (the “Offeror’s Notice”) to each Dissenting Shareholder of such proposed acquisition within 60 days after the Expiry Time and within 180 days of the date of the Offer in accordance with Section 206 of the CBCA. Within 20 days of sending the Offeror’s Notice, Noront shall pay or transfer to Freewest the amount or other consideration that Noront would have had to pay or transfer to the Dissenting Shareholder had the Dissenting Shareholder elected to accept the Offer. Any such amount or other consideration received by Freewest for the Common Shares is held by Freewest in trust for the Dissenting Shareholders. If a Dissenting Shareholder has elected to demand payment of the fair value of his or her Common Shares, Noront may within 20 days after it has paid the money or transferred the other consideration to Freewest, apply to a court to fix the fair value of the Common Shares of the Dissenting Shareholder. If Noront does not apply to a court to fix the fair value within the prescribed time, the Dissenting Shareholder may apply to a court for the same purpose within a further period of 20 days. Pursuant to any such application, the court may fix the price and terms of payment for the Common Shares held by the Dissenting Shareholder and make such orders as the court considers appropriate. If the Dissenting Shareholder does not apply to a court within the prescribed time period, the Dissenting Shareholder is considered to have elected to transfer his or her Common Shares for the same consideration and on the same terms as the Offer. On receiving the copy of the Offeror’s Notice and the amount or other consideration representing the price payable for the Common Shares referred to in the Offeror’s Notice, Freewest will be required to register Noront as a Shareholder with respect to those Common Shares subject to the Offeror’s Notice.

The foregoing is a summary only of the statutory right of Compulsory Acquisition which may become available to Noront and is qualified in its entirety by the provisions of Section 206 of the CBCA. Section 206 of the CBCA is complex and may require strict adherence to notice and timing provisions, failing which such rights may be lost or altered.

Shareholders who wish to be better informed about those provisions of Section 206 of the CBCA should consult their legal advisors.

Subsequent Acquisition Transaction

If Noront takes up and pays for Common Shares validly deposited under the Offer and a Compulsory Acquisition is not available or Noront elects not to pursue a Compulsory Acquisition, Noront currently intends to take such action as is necessary or advisable, including causing one or more special meetings of Shareholders to be called to consider an amalgamation, capital reorganization, share consolidation, statutory arrangement or other transaction involving Freewest and Noront and/or one or more affiliates of Noront, for the purpose of enabling Noront or an affiliate of Noront to acquire all remaining Common Shares not acquired by Noront under the Offer (a “Subsequent Acquisition Transaction”). The timing and details of any such transaction will necessarily depend on a variety of factors, including the number of Common Shares acquired under the Offer. Noront’s current intention is that the consideration to be paid to Shareholders pursuant to any Subsequent Acquisition Transaction would be equal in amount to and in the same form as that payable under the Offer.

Provided that Noront owns at least 66 2/3% of the outstanding Common Shares on a fully diluted basis and sufficient votes are cast by “minority” holders to constitute a majority of the “minority” on a fully diluted basis pursuant to MI 61-101, as discussed below, Noront should own sufficient Common Shares to be able to effect such a Subsequent Acquisition Transaction.

A Subsequent Acquisition Transaction may constitute a “business combination” within the meaning of MI 61-101 if such Subsequent Acquisition Transaction would result in the interest of a Shareholder being terminated without the consent of the holder, irrespective of the nature of the consideration provided in substitution therefor. Those methods of acquiring the remaining outstanding Common Shares may also be “related party transactions” within the meaning of MI 61-101, although MI 61-101 also provides an exemption from related party transaction requirements where the transaction is also a business combination. Noront expects that any Subsequent Acquisition Transaction relating to Common Shares will be a “business combination” under MI 61-101.

MI 61-101 provides that, unless exempted, an issuer proposing to carry out a business combination is required to prepare a formal valuation of the affected securities (and, subject to certain exceptions, any non-cash consideration being offered therefor) and provide to the holders of the affected securities a summary of such valuation. In connection with any Subsequent Acquisition Transaction, Noront intends to rely on the exemptions contained in Section 4.4(1)(d) of MI 61-101 (or, if such exemption is not available, to seek waivers pursuant to MI 61-101 exempting Freewest and Noront or one or more of its affiliates, as appropriate), in that:

(a)	the business combination in respect of Freewest will be effected by Noront or an affiliate of Noront following the formal bid constituted by Noront and will be in respect of the Common Shares that are the subject of the Offer and that were not acquired in the Offer;

(b)	the business combination will be completed no later than 120 days after the Expiry Date;

(c)	the consideration per Common Share paid by Noront in the business combination will be at least equal in value to and in the same form as the consideration per Common Share paid under the Offer;

(d)	the intent of Noront to effect a Compulsory Acquisition or Subsequent Acquisition Transaction is disclosed in the Circular; and

(e)	the Circular discloses that the expected tax consequences of the bid and the business combination may be different and discloses the reasonably foreseeable tax consequences of a Compulsory Acquisition and certain foreseeable types of business combination transactions.

See Section 20 of the Circular, “Certain Canadian Federal Income Tax Considerations”.

The approval of at least 66 2/3% of the votes cast by holders of the outstanding Common Shares and the approval of a majority of the votes cast by “minority” Shareholders (including Common Shares tendered to the Offer by “minority” Shareholders) at a meeting duly called and held will be required to approve a Subsequent Acquisition Transaction. MI 61-101 requires that, in addition to any other required securityholder approval, in order to complete a business combination (such as a Subsequent Acquisition Transaction), the approval of a majority of the votes cast by “minority” holders of the Common Shares must be obtained at a meeting held for such purpose unless an exemption is available or discretionary relief is granted by the applicable securities regulatory authorities. If, however, following the Offer, Noront and its affiliates are the registered holders of 90% or more of the Common Shares at the time the Subsequent Acquisition Transaction is initiated, the requirement for minority approval would not apply to the transaction if an enforceable appraisal right or substantially equivalent right is made available to minority shareholders.

In relation to the Offer and any subsequent business combination, the “minority” shareholders will be, unless an exemption is available or discretionary relief is granted by applicable securities regulatory authorities, all Shareholders other than (a) Noront (other than in respect of Common Shares acquired pursuant to the Offer as described below), (b) any “interested party” (within the meaning of MI 61-101), (c) certain “related parties” of Noront or of any other “interested party” (in each case within the meaning of MI 61-101) including any director or senior officer of Noront, affiliate or insider of Noront or any of their directors or senior officers and (d) any “joint actor” (within the meaning of MI 61-101) with any of the foregoing persons. However, MI 61-101 also provides that Noront may treat Common Shares acquired under the Offer as “minority” Common Shares and vote them, or consider them voted, in favour of such business combination if, among other things: (a) the business combination is completed no later than 120 days after the Expiry Time; (b) the consideration per security in the business combination is at least equal in value to and in the same form as the consideration paid under the Offer (and for these purposes, if Shareholders will receive securities that are redeemed for cash within seven days of their issuance in consideration for their Common Shares in the business combination, the cash proceeds of the redemption, rather than the redeemed securities, are deemed to be the consideration received in the business combination); and (c) the Shareholder who tendered such Common Shares to the Offer was not (i) a “joint actor” (within the meaning of MI 61-101) with Noront in respect of the Offer, (ii) a direct or indirect party to any “connected transaction” (within the meaning of MI 61-101) to the Offer, or (iii) entitled to receive, directly or indirectly, in connection with the Offer, a “collateral benefit” (within the meaning of MI 61-101) or consideration per Common Share that is not identical in amount and form to the entitlement of the general body of holders in Canada of Common Shares.

Noront currently intends that the consideration offered for Common Shares under any Subsequent Acquisition Transaction proposed by it would be equal in value to, and in the same form as, the consideration paid to Shareholders under the Offer, that such Subsequent Acquisition Transaction will be completed no later than 120 days after the Expiry Time and believes that the required disclosure has been included in this Circular. Accordingly, Noront intends to cause Common Shares acquired under the Offer to be voted in favour of any such transaction and to be counted as part of any minority approval required in connection with any such transaction.

In addition, under MI 61-101, if following the Offer, Noront and its affiliates are the beneficial owners of 90% or more of the Common Shares at the time the Subsequent Acquisition Transaction is initiated, the requirement for minority approval would not apply to the transaction if an enforceable appraisal right or substantially equivalent right is made available to minority Shareholders.

Any such Subsequent Acquisition Transaction may also result in Shareholders having the right to dissent in respect thereof and demand payment of the fair value of their Common Shares. If the relevant dissent procedures are complied with, this right could lead to a judicial determination of the fair value required to be paid to such dissenting Shareholders for their Common Shares. The fair value of Common Shares so determined could be more or less than the amount paid per Common Share under the Subsequent Acquisition Transaction or the Offer.

The timing and details of any Compulsory Acquisition or Subsequent Acquisition Transaction involving Freewest will necessarily depend on a variety of factors, including the number of Common Shares acquired under the Offer. Although Noront currently intends to propose a Compulsory Acquisition or a Subsequent Acquisition Transaction on the same terms as the Offer, it is possible that, as a result of the number of Common Shares acquired under the Offer, delays in Noront’s ability to effect such a transaction, information hereafter obtained by Noront, changes in general economic, industry, political, social, regulatory or market conditions or in the business or prospects of Freewest or its assets, properties, results of operations or condition (financial or otherwise), or other currently unforeseen circumstances, such a transaction may not be so proposed or may be delayed or abandoned. Noront expressly reserves the right to propose other means of acquiring, directly or indirectly, all of the outstanding Common Shares in accordance with applicable Laws, including a Subsequent Acquisition Transaction on terms not described in the Circular.

If Noront is unable to or decides not to effect a Compulsory Acquisition or propose a Subsequent Acquisition Transaction, or proposes a Subsequent Acquisition Transaction but cannot obtain any required approvals promptly, Noront will evaluate its other alternatives. Such alternatives could include, to the extent permitted by applicable Laws, purchasing additional Common Shares in the open market, in privately negotiated transactions, in another take-over bid or exchange offer or otherwise, or taking no actions to acquire additional Common Shares. Subject to applicable Laws, any additional purchases of Common Shares could be at a price greater than, equal to, or less than the price to be paid for Common Shares under the Offer and could be for cash, securities and/or other consideration. Alternatively, Noront may take no action to acquire additional Common Shares, or may even sell or otherwise dispose of any or all Common Shares acquired under the Offer, on terms and at prices then determined by Noront, which may vary from the price paid for Common Shares under the Offer. See Section 13 of the Offer to Purchase, “Market Purchases”.

The tax consequences to a Shareholder of a Subsequent Acquisition Transaction may differ from the tax consequences to such Shareholder of accepting the Offer. See Section 20 of the Circular, “Certain Canadian Federal Income Tax Considerations” and Section 21 of the Circular “Certain United States Federal Income Tax Considerations”.

Shareholders should consult their legal advisors for a determination of their legal rights with respect to a Subsequent Acquisition Transaction.

Judicial Developments

On February 1, 2008, MI 61-101 came into force in the Provinces of Ontario and Quebec, introducing harmonized requirements for enhanced disclosure, independent valuations and minority securityholder approval for specified types of transactions. See “Subsequent Acquisition Transaction” above.

Certain judicial decisions may be considered relevant to any business combination that may be proposed or effected subsequent to the expiry of the Offer. Canadian courts have, in a few instances, granted preliminary injunctions to prohibit transactions involving business combinations. The current trend in both legislation and Canadian jurisprudence is toward permitting business combinations to proceed, subject to evidence of procedural and substantive fairness in the treatment of minority shareholders.

Shareholders should consult their legal advisors for a determination of their legal rights with respect to any transaction that may constitute a business combination.

19.	SHAREHOLDER RIGHTS PLAN

The following is only a summary of the material provisions of the Shareholder Rights Plan obtained exclusively from Freewest’s publicly available disclosure and is not meant to be a substitute for the information in the Shareholder Rights Plan.

On March 20, 2008, the Freewest Board of Directors adopted the Shareholder Rights Plan. On October 16, 2008, Freewest issued a press release indicating that the Shareholder Rights Plan, as described in Freewest’s management proxy circular dated March 21, 2008, was adopted by the Shareholders at the annual and special meeting held on April 24, 2009. Upon review of the Shareholder Rights Plan, Noront has identified certain discrepancies between the disclosure of the Shareholder Rights Plan as indicated in the Freewest manage proxy circular, as compared to the Shareholder Rights Plan as filed on SEDAR on October 2, 2009. Noront has raised such discrepancies with the appropriate securities regulatory authority.

The Shareholder Rights Plan has been made publicly on SEDAR at www.sedar.com. Set out below is a description of the Shareholder Rights Plan based exclusively on publicly available disclosure filed by Freewest with the Canadian securities regulatory authorities.

Pursuant to the Shareholder Rights Plan, Freewest issued one right (an “SRP Right”) in respect of each Common Share (as defined the Shareholder Rights Plan) outstanding as of March 20, 2008 and authorized the issue of one SRP Right for each Common Share issued thereafter. The SRP Rights are attached to the Common Shares and are not exercisable until the “Separation Time”, which is defined in the Shareholder Rights Plan to mean the close of business on the 10th “Trading Day” (as defined in the Shareholder Rights Plan) after the earlier of: (i) the first date of public announcement that a person has become an Acquiring Person (as described below); (ii) the date of the commencement of or first public announcement of the intent of any person to commence a “Take-Over Bid” (as defined in the Shareholder Rights Plan) other than a “Permitted Bid” (as defined in the Shareholder Rights Plan) or a “Competing Permitted Bid” (as defined in the Shareholder Rights Plan); and (iii) the date upon which a Take-Over Bid ceases to be a Permitted Bid or Competing Permitted Bid, or such later date as may be determined by the Freewest Board of Directors.

After the Separation Time, each SRP Right entitles the Shareholder to purchase one Common Share at a price (the “SRP Exercise Price”) of $100 (subject to adjustment in certain circumstances). Pursuant to the Shareholder Rights Plan, if a person (an “Acquiring Person”) becomes the “Beneficial Owner” (as defined in the Shareholder Rights Plan) of 20% or more of the outstanding Common Shares other than as a result of certain exempt transactions (including acquisitions pursuant to a Permitted Bid or Competing Permitted Bid) (a “Flip-In Event”), then after the close of business on the 10th Trading Day (or such later day as the Freewest Board of Directors may determine) after the first date of public announcement by an Acquiring Person that an Acquiring Person has become such, each SRP Right will constitute the right to purchase from Freewest upon exercise thereof that number of Common Shares having an aggregate Market Price (as defined below) on the date of consummation or occurrence of such Flip-In Event equal to twice the SRP Exercise Price for a cash amount equal to the SRP Exercise Price, subject to anti-dilution adjustment (thereby effectively acquiring the right to purchase Common Shares at a 50% discount). However, SRP Rights held by an Acquiring Person or certain parties related to an Acquiring Person or acting jointly or in concert with an Acquiring Person and certain transferees, would become void upon the occurrence of a Flip-In Event. The result would be to significantly dilute the shareholdings of any Acquiring Person. “Market Price” for a security on any date of determination means the average of the daily closing prices per share of such securities on each of the 20 consecutive Trading Days through and including the Trading Day immediately preceding such date (subject to adjustment in certain circumstances).

Until the Separation Time (or the earlier termination or expiration of the SRP Rights), the SRP Rights will be evidenced by the certificates representing the Common Shares and will be transferable only together with the associated Common Shares. After the Separation Time, separate certificates evidencing the SRP Rights (the “Rights Certificates”), together with a disclosure statement describing the SRP Rights, are required to be mailed to Shareholders of record (as defined in the Shareholder Rights Plan) (other than an Acquiring Person) as of the Separation Time.

Noront has no reason to believe that the Freewest Board of Directors will allow the Separation Time to occur prior to the Expiry Time, but no assurances can be given by Noront in that regard.

The above provisions of the Shareholder Rights Plan do not apply to certain types of transactions, including “Permitted Bids”. A “Permitted Bid” is a Take-Over Bid which, among other things, is made by take-over bid circular to all Shareholders of record, other than the Offeror (as defined in the Shareholder Rights Plan), remains open for at least 60 days and provides that no Common Shares may be taken up unless more than 50% of the aggregate of the then outstanding Common Shares held by Independent Holders (as defined in the Shareholder Rights Plan) have been deposited and not withdrawn. In order to carry out a Permitted Bid, the Offeror must not own more than 5% of the outstanding Common Shares at the commencement, or at any time during the currency, of the Take-Over Bid and must not have entered into “Lock-Up Agreements” with Shareholders holding 20% or more of the outstanding Common Shares. If more than 50% of the outstanding Common Shares held by Independent Holders are deposited and not withdrawn, the Offeror under a Permitted Bid must make a public announcement on the date the Take-Over Bid would otherwise expire and extend the bid for a period of not less than 10 Business Days (as defined in the Shareholder Rights Plan).

The Offer is not a Permitted Bid for the purposes of the Shareholder Rights Plan. Accordingly, in order for the Offer to proceed, the Shareholder Rights Plan must be terminated or some action must be taken by the Freewest Board of Directors or by a securities commission or court of competent jurisdiction to remove the effect of the Shareholder Rights Plan and permit the Offer to proceed.

Under the Shareholder Rights Plan, the Freewest Board of Directors has the discretion, prior to the occurrence of a Flip-In Event that would occur by reason of a Take-Over Bid made by means of a take-over bid circular sent to all holders of Common Shares (a “Circular Bid”), to waive the application of the plan to such Flip-In Event, provided that such waiver shall automatically constitute a waiver of the application of the plan to any other Flip-In Event occurring by reason of a Circular Bid made prior to the expiry of any Take-Over Bid in respect of which a waiver is, or is deemed to have been, granted in the circumstances described in this paragraph.

20.	CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Fraser Milner Casgrain LLP, counsel to Noront, the following summary describes the principal Canadian federal income tax considerations generally applicable to a Shareholder who disposes of Common Shares pursuant to this Offer or otherwise disposes of Common Shares pursuant to certain transactions described under Section 18 of this Circular, “Acquisition of Common Shares Not Deposited Under the Offer”.

This summary does not address the tax consequences to a Shareholder in connection with their SRP Rights, accordingly, all references in this section to Common Shares excludes the SRP Rights and Shareholders should consult their own tax advisors for advice regarding the income tax consequences to them of their SRP Rights.

This summary is based on the current provisions of the Tax Act, the regulations thereunder in force as of the date hereof, all specific proposals to amend the Tax Act and the regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and counsel’s understanding of the current published administrative practices and policies of the Canada Revenue Agency (“CRA”) published prior to the date hereof. No assurance can be given that the Proposed Amendments will be enacted in their current form, or at all. Except for the Proposed Amendments, this summary does not take into account or anticipate any changes in law, whether by legislative, governmental, regulatory, or judicial action or decision, or changes in the administrative practices of the CRA, nor does it take into account provincial, territorial or foreign income tax considerations, which may differ from the Canadian federal income tax considerations discussed below.

This summary is not applicable to a Shareholder that is a “financial institution” as defined in the Tax Act for the purposes of the “mark-to-market property” rules or a “specified financial institution” as defined in the Tax Act , nor does it apply to a Shareholder an interest in which is, or whose Common Shares are, a “tax shelter investment” as defined in the Tax Act or to a Shareholder to whom the “functional currency” reporting rules in Section 261 of the Tax Act apply. In addition, this summary does not address all issues relevant to Shareholders who acquired Common Shares on the exercise of an employee stock option. Such Shareholders should consult their own tax advisors.

This summary assumes that any person that held or holds at any time Freewest Options, Freewest Warrants or other rights to acquire Common Shares will have exercised them and acquired Common Shares. Accordingly, this summary does not address persons who hold such Freewest Options, Freewest Warrants or other rights, who should consult their own tax advisors for advice regarding the income tax consequences to them of the expiry or exercise thereof, of the continued holding thereof after the Expiry Time and of the acquisition, holding and disposing of Common Shares or any other securities acquired on exercise thereof, which may differ materially from the discussion about income tax considerations set forth in this summary.

THIS SUMMARY IS OF A GENERAL NATURE ONLY AND IS, AND IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR SHAREHOLDER AND NO REPRESENTATIONS WITH RESPECT TO THE TAX CONSEQUENCES TO ANY PARTICULAR SHAREHOLDER AND NO REPRESENTATIONS WITH RESPECT TO THE TAX CONSEQUENCES OF ANY PARTICULAR SHAREHOLDER ARE MADE. THIS SUMMARY IS NOT EXHAUSTIVE OF ALL CANADIAN FEDERAL INCOME TAX CONSIDERATIONS. ACCORDINGLY, SHAREHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS HAVING REGARD TO THEIR OWN PARTICULAR CIRCUMSTANCES.

Shareholders Resident in Canada

This portion of the summary is generally applicable to a Shareholder who, at all relevant times, for purposes of the Tax Act and any applicable income tax treaty, is, or is deemed to be, resident in Canada, deals at arm’s length with Noront and Freewest, is not affiliated with Noront or Freewest, and holds Common Shares as capital property (a “Resident Shareholder”). Common Shares will generally be considered to be capital property to a Resident Shareholder unless the Resident Shareholder holds such Common Shares in the course of carrying on a business, or the Resident Shareholder has acquired them in a transaction or transactions considered to be an adventure in the nature of trade. Certain Resident Shareholders whose Common Shares might not otherwise qualify as capital property may, in certain circumstances, be entitled to make an irrevocable election under subsection 39(4) of the Tax Act to have their Common Shares and all other “Canadian securities”, as defined in the Tax Act, owned by such Resident Shareholder in the taxation year in which such election is made, and in all subsequent taxation years, deemed to be capital property.

Resident Shareholders Who Accept the Offer

Exchange of Common Shares for Noront Common Shares and Cash – No Section 85 Election

A Resident Shareholder whose Common Shares are exchanged for cash and Noront Common Shares pursuant to the Offer, and who does not make a valid Section 85 Election jointly with Noront with respect to the exchange, will be considered to have disposed of those Common Shares for proceeds of disposition equal to the aggregate of the cash received on the exchange and the fair market value, as at the time of the exchange, of the Noront Common Shares received on the exchange. As a result, the Resident Shareholder will generally realize a capital gain (or capital loss) to the extent that such proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Resident Shareholder’s Common Shares immediately before the exchange. See “Taxation of Capital Gains and Capital Losses” below for a general discussion of the treatment of capital gains and capital losses under the Tax Act.

The cost to the Resident Shareholder of the Noront Common Shares acquired on the exchange will equal the fair market value of those shares as at the time of the exchange. If the Resident Shareholder separately owns other Noront Common Shares as capital property at that time, the adjusted cost base of all Noront Common Shares owned by the Resident Shareholder as capital property immediately after the exchange will be determined by averaging the cost of the Noront Common Shares acquired on the exchange with the adjusted cost base of those other Noront Common Shares.

Exchange of Common Shares for Noront Common Shares and Cash – Section 85 Election

The following applies to a Resident Shareholder who is an “Eligible Shareholder”. An Eligible Shareholder may obtain a full or partial tax deferral in respect of the disposition of Common Shares by filing with the CRA (and, where applicable, with a provincial tax authority) an election (the “Section 85 Election”) under subsection 85(1) of the Tax Act or, in the case of a partnership, under subsection 85(2) of the Tax Act (and the corresponding provisions of any applicable provincial tax legislation) provided all members of the partnership jointly elect with Noront.

The Eligible Shareholder may select an elected amount (the “Elected Amount”) so as to fully or partially defer realizing a capital gain for the purposes of the Tax Act as a result of the Offer. The Elected Amount means the amount selected by the Eligible Shareholder, subject to the limitations described below, in the Section 85 Election, to be treated as the proceeds of disposition of the Common Shares. The Elected Amount must be an amount which is not less than the greater of:

(i)	the lesser of the adjusted cost base to the Eligible Shareholder of such Common Shares and the fair market value of such Common Shares at the time of disposition; or

(ii)	the amount of cash received as a result of such disposition.

The Elected Amount may not be greater than the fair market value of such Common Shares at the time of the disposition.

An Elected Amount which does not comply with these limitations will automatically be adjusted under the Tax Act so that it is in compliance.

Noront has agreed to make the Section 85 Election with an Eligible Shareholder at the amount determined by such Eligible Shareholder, subject to the limitations set out in subsections 85(1) and 85(2) of the Tax Act (or any applicable provincial tax legislation).

Where a valid Section 85 Election is filed:

(i)	Common Shares that are the subject of the Section 85 Election will be deemed to be disposed of for proceeds of disposition equal to the Elected Amount. Subject to the limitations set out in subsections 85(1) or 85(2) of the Tax Act regarding the Elected Amount, if the Elected Amount is equal to the aggregate of the adjusted cost base of such Common Shares immediately before the disposition and any reasonable costs of disposition, no capital gain or capital loss will be realized by the Eligible Shareholder. Subject to such limitations, to the extent that the Elected Amount in respect of such Common Shares exceeds (or is less than) the aggregate of the adjusted cost base and any reasonable costs of disposition, such shareholder will realize a capital gain (or a capital loss). See “Taxation of Capital Gains and Capital Losses” below.

(ii)	The aggregate adjusted cost base to the Eligible Shareholder of the Noront Common Shares received will be equal to the amount, if any, by which the Elected Amount exceeds the aggregate amount of cash received from Noront as a result of the disposition. The adjusted cost base of such Noront Common Shares received will be determined by averaging the adjusted cost base of such Noront Common Shares with the adjusted cost base of any other Noront Common Shares held by the shareholder at that time as capital property.

A tax instruction letter providing certain instructions on how to complete the Section 85 Election may be obtained from the Depositary by checking the appropriate box on the Letter of Transmittal and submitting the Letter of Transmittal to the Depositary within 30 days of the Effective Date in accordance with the procedures set out in under the heading “Manner of Acceptance”.

An Eligible Shareholder interested in making a Section 85 Election should indicate that intention in the Letter of Transmittal in the space provided therein, and a tax instruction letter, explaining the election process, will be sent to the Eligible Shareholder. A Section 85 Election will be valid only if it meets all other applicable requirements under the Tax Act, and meeting these requirements will be the sole responsibility of the Eligible Shareholder.

In order to make a Section 85 Election, an Eligible Shareholder must provide the necessary information in accordance with the procedures set out in the tax instruction letter on or before 90 days after the Effective Time. The information will include the number of Common Shares transferred, the consideration received and the applicable Elected Amount for the purposes of such election. Subject to the information complying with the provisions of the Tax Act (and any applicable provincial income tax law), a copy of the election form containing the information provided will be signed by Noront and returned to the Eligible Shareholder for filing with the CRA (or the applicable provincial tax authority). Each Eligible Shareholder is solely responsible for ensuring the Section 85 Election is completed correctly and filed with the CRA (and any applicable provincial income tax authorities) by the required deadline.

Noront will make a Section 85 Election only with an Eligible Shareholder, and at the amount selected by the Eligible Shareholder subject to the limitations set out in the Tax Act (and any applicable provincial tax legislation). Noront will not be responsible for the proper completion or filing of any election form and the Eligible Shareholder will be solely responsible for the payment of any late filing penalty. Noront agrees only to execute any election form containing information provided by the Eligible Shareholder which complies with the provisions of the Tax Act (and any applicable provincial tax law) and to return such election form to the Eligible Shareholder for filing with the Tax Act (and any applicable provincial tax authority). At its sole discretion, Noront may accept and execute an election form that is not received within the 90 day period; however, no assurances can be given that Noront will do so. Accordingly, all Eligible Shareholders who wish to make a joint election with Noront should give their immediate attention to this matter. With the exception of execution of the election form by Noront, compliance with the requirements for a valid Section 85 Election will be the sole responsibility of the Eligible Shareholder making the election. Accordingly, neither Noront nor the Depositary will be responsible or liable for taxes, interest, penalties, damages or expenses resulting from the failure by anyone to provide information necessary for the election in accordance with the procedures set out in the tax instruction letter, to properly complete any election or to properly file it within the time prescribed and in the form prescribed under the Tax Act (or the corresponding provisions of any applicable provincial tax legislation).

In order for the CRA (and where applicable the provincial revenue authorities) to accept a Section 85 Election without a late filing penalty being paid by an Eligible Shareholder, the election form must be received by such revenue authorities on or before the day that is the earliest of the days on or before which either Noront or the Eligible Shareholder is required to file an income tax return for the taxation year in which the disposition occurs. Noront’s 2009 taxation year is scheduled to end April 30, 2010, although Noront’s taxation year could end earlier as a result of an event such as an amalgamation, and its tax return is required to be filed within six months from the end of the taxation year. Eligible Shareholders are urged to consult their own advisors as soon as possible respecting the deadlines applicable to their own particular circumstances. However, regardless of such deadlines, information necessary for an Eligible Shareholder to make a Section 85 Election must be received by Noront in accordance with the procedures set out in the tax instruction letter no later than 90 days after the Effective Time.

Any Eligible Shareholder who does not ensure that information necessary to make a Section 85 Election has been received in accordance with the procedures set out in the tax instruction letter on or before 90 days after the Effective Time will not be able to benefit from the tax deferral provisions of the Tax Act (or the corresponding provisions of any applicable provincial tax legislation) and therefore may realize a capital gain. Accordingly, all Eligible Shareholders who wish to enter into a Section 85 Election with Noront should give their immediate attention to this matter. The instructions for requesting a tax instruction letter are set out in the Letter of Transmittal. Eligible Shareholders are referred to Information Circular 76-19R3 and Interpretation Bulletin IT-291R3 issued by the CRA for further information respecting the election. The comments herein with respect to such elections are provided for general assistance only. The law in this area is complex and contains numerous technical requirements. Eligible Shareholders wishing to make the Section 85 Election should consult their own tax advisors.

Taxation of Capital Gains and Capital Losses

One-half of any capital gain (a “taxable capital gain”) realized by a Resident Shareholder in a taxation year will be included in the shareholder’s income for the year. One-half of any capital loss (an “allowable capital loss”) realized by the Resident Shareholder in a year may be deducted against taxable capital gains realized in the year. Allowable capital losses in excess of taxable capital gains realized in a taxation year may be carried back up to three taxation years or carried forward indefinitely and deducted against net taxable capital gains in those other years, to the extent and in the circumstances specified in the Tax Act.

If the Resident Shareholder is a corporation, the amount of any capital loss arising from a disposition or deemed disposition of a share may be reduced by the amount of certain dividends received or deemed to be received by the corporation on the share, to the extent and under circumstances specified by the Tax Act. Similar rules may apply where the corporation is a member of a partnership or a beneficiary of a trust that owns shares, or where a partnership or trust of which the corporation is a member or beneficiary is a member of a partnership or a beneficiary of a trust that owns shares. Resident Shareholders to whom these rules may be relevant should consult their own tax advisors.

Alternative Minimum Tax on Individuals

Capital gains realized by individuals and certain trusts may give rise to alternative minimum tax under the Tax Act.

Additional Refundable Tax on Canadian-Controlled Private Corporations

A Resident Shareholder that is throughout the year a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6 2/3% on certain investment income, including amounts in respect of net taxable capital gains and dividends or deemed dividends not deductible in computing taxable income.

Resident Shareholders Who Do Not Accept the Offer

Compulsory Acquisition of Common Shares

As described under Section 18 of the Circular, “Acquisition of Common Shares Not Deposited Under the Offer – Compulsory Acquisition of Common Shares”, Noront may, in certain circumstances, acquire Common Shares not deposited under the Offer by way of a Compulsory Acquisition. The tax treatment of a Compulsory Acquisition to a Resident Shareholder will generally be similar to those described under “Resident Shareholders Who Accept the Offer”.

Pursuant to CRA’s current administrative practice, a Resident Shareholder who validly exercises a right to dissent and is paid the fair value for Common Shares in respect of a Compulsory Acquisition will be considered to have disposed of such Common Shares for proceeds of disposition equal to the amount received (not including any interest awarded by the court). As a result, such a Resident Shareholder will realize a capital gain (or a capital loss) generally calculated in the manner and subject to the tax consequences discussed in greater detail under the subheading “Taxation of Capital Gains and Capital Losses” above.

A Resident Shareholder will be required to include in computing its income any interest awarded by a court in connection with a Compulsory Acquisition.

Resident Shareholders whose Common Shares may be acquired by way of a Compulsory Acquisition should consult their own tax advisors.

Subsequent Acquisition Transaction

As described under Section 18 of the Circular, “Acquisition of Common Shares Not Deposited Under the Offer – Subsequent Acquisition Transaction”, if Noront does not acquire all of the Common Shares pursuant to the Offer or by means of a Compulsory Acquisition, Noront may take certain action in order to enable it or an affiliate to acquire the remaining Common Shares.

The tax treatment of a Subsequent Acquisition Transaction to a Resident Shareholder will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out and the consideration offered, and may be substantially the same as or materially different from those described herein for Resident Shareholders who dispose of their Common Shares pursuant to the Offer. Accordingly, it is not possible to comment as to the tax treatment of a Subsequent Acquisition Transaction to a Resident Shareholder except in very general terms. Noront may propose an amalgamation, capital reorganization, share consolidation, statutory arrangement or other transaction. Depending on the form of the Subsequent Acquisition Transaction, a Resident Shareholder may, as a result, realize a capital gain or capital loss, be deemed to receive a dividend or incur both results. With respect to the income tax treatment of a capital gain or capital loss, see “Taxation of Capital Gains and Capital Losses” above. A tax-deferred rollover as described under “Resident Shareholders Who Accept the Offer” may not be available in respect of a Subsequent Acquisition Transaction.

Resident Shareholders should consult their own tax advisors for advice with respect to the income tax consequences to them of having their Shares acquired pursuant to a Subsequent Acquisition Transaction.

By way of example, a Subsequent Acquisition Transaction could be implemented by means of an amalgamation of Freewest and one of Noront’s affiliates pursuant to which Resident Shareholders who have not tendered their Common Shares under the Offer would have their Common Shares exchanged for redeemable preference shares of the amalgamated corporation (“Redeemable Shares”) which would then be immediately redeemed for Noront Common Shares. In those circumstances, such a shareholder would not realize a capital gain or capital loss as a result of the exchange of the Common Shares for the Redeemable Shares, and the cost of the Redeemable Shares received would be the aggregate of the adjusted cost base of the Common Shares to the shareholder immediately before the amalgamation.

Upon the redemption of Redeemable Shares, the shareholder would be deemed to have received a dividend (subject to the potential application of Subsection 55(2) of the Tax Act to shareholders of Redeemable Shares that are corporations, as discussed below) equal to the amount by which the fair market value of the Noront Common Shares received exceeds the paid-up capital of the Redeemable Shares for purposes of the Tax Act. The difference between the redemption price and the amount of the deemed dividend would be treated as proceeds of disposition of such Redeemable Shares for purposes of computing any capital gain or capital loss arising on the redemption of such Redeemable Shares.

Subsection 55(2) of the Tax Act provides that where a Resident Shareholder that is a corporation would otherwise be deemed to receive a dividend in the circumstances described above, all or part of the deemed dividend may be deemed not to be received as a dividend and instead may be treated as proceeds of disposition of the Redeemable Shares for purposes of computing the Resident Shareholder’s capital gain or capital loss. Resident Shareholders that are corporations should consult their own tax advisors in this regard.

A Resident Shareholder that is a private corporation or a subject corporation will generally be liable to pay a 33 1/3 % refundable tax under Part IV of the Tax Act on dividends received or deemed to be received on Redeemable Shares to the extent that such dividends are deductible in computing the corporation’s taxable income for the year.

In the case of a Resident Shareholder that is an individual, dividends deemed to be received as a result of a redemption of Redeemable Shares will be included in computing the Resident Shareholder’s income for the taxation year. Such dividends will be subject to the gross-up and dividend tax credit rules normally applicable to dividends from taxable Canadian corporations. The Tax Act provides for an enhanced gross-up and dividend tax credit for “eligible dividends”. There can be no assurance that any deemed dividend will be an eligible dividend.

Resident Shareholders should consult their own tax advisors for advise with respect to the income tax consequences of them having their Common Shares acquired pursuant to a Subsequent Acquisition Transaction.

Potential Delisting

As described under Section 16 of this Circular, “Effect of the Offer on the Market for and Listing of Common Shares and Status as a Reporting Issuer”, the Common Shares may cease to be listed on the TSX-V following the completion of the Offer. Resident Shareholders are cautioned that, if the Common Shares are no longer listed on a “designated stock exchange” (which currently includes the Tier 1 and Tier 2 of the TSX-V) and Freewest ceases to be a “public corporation” for purposes of the Tax Act, Common Shares held following the completion of the Offer will cease to be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans, registered disability savings plans, deferred profit sharing plans and tax-free savings accounts. Shareholders who may be so affected should consult with their own tax advisers in this regard.

Eligibility for Investment

If the Noront Common Shares are listed on a designated stock exchange (which currently includes Tier 1 and Tier 2 of the TSX-V), the Noront Common Shares will be qualified investments under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans, registered education savings plans, registered disability savings plans and tax-free savings accounts (“TFSA”) as defined in the Tax Act.

Notwithstanding the foregoing, a holder of Noront Common Shares will be subject to a penalty tax if the Noront Common Shares held in a TFSA are a “prohibited investment” under the Tax Act. The Noront Common Shares generally will not be a “prohibited investment” unless either (i) the holder of the TFSA does not deal at arm’s length with Noront within the meaning of the Tax Act, or (ii) the holder has a “significant interest” in Noront within the meaning of the Tax Act, which includes, but is not limited to, the ownership of 10% or more of any class of the issued shares of Noront. Holders should consult their own tax advisors as to whether the Noront Common Shares will be a “prohibited investment” in their particular circumstances.

Holding and Disposing of Noront Common Shares

In the case of a Resident Shareholder who is an individual, dividends received or deemed to be received on Noront Common Shares will be included in computing the individual’s income and will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from taxable Canadian corporations including the enhanced dividend tax credit rules applicable to any dividends designated by Noront as “eligible dividends”, as defined in the Tax Act.

In the case of a Resident Shareholder that is a corporation, dividends received or deemed to be received on Noront Common Shares will be included in computing the corporation’s income and will generally be deductible in computing its taxable income. A “private corporation” (as defined in the Tax Act), or any other corporation controlled, whether because of a beneficial interest in one or more trusts or otherwise by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts) may be liable to pay a refundable tax of 33  1/3% under Part IV of the Tax Act on dividends received or deemed to be received on the Noront Common Shares to the extent such dividends are deductible in computing the corporation’s taxable income.

The disposition or deemed disposition of Noront Common Shares by a Resident Shareholder will generally result in a capital gain (or capital loss) equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the shareholder of those shares immediately before the disposition. See “Taxation of Capital Gains and Capital Losses” above for a general description of the treatment of capital gains and losses under the Tax Act.

Shareholders Not Resident in Canada

The following portion of the summary is applicable to a Shareholder who: (i) has not been, is not, and will not be resident or deemed to be resident in Canada for purposes of the Tax Act; and (ii) does not and will not use or hold, and is not and will not be deemed to use or hold, Common Shares or Noront Common Shares in connection with carrying on a business in Canada (a “Non-Resident Shareholder”). Special rules, which are not discussed in this summary, may apply to a Non-Resident Shareholder that is an insurer carrying on business in Canada and elsewhere. Such Non-Resident Shareholders should consult their own tax advisors.

Non-Resident Shareholders Who Accept the Offer

Exchange of Common Shares for Noront Common Shares – No Section 85 Election

A Non-Resident Shareholder will not be subject to tax under the Tax Act in respect of any capital gain realized on a disposition of the Common Shares pursuant to the Offer unless such shares are or are deemed to be ‘‘taxable Canadian property’’ as defined in the Tax Act and the Non-Resident Shareholder is not entitled to relief under an applicable tax treaty.

A Common Share listed on a designated stock exchange (which includes the TSX-V) generally will not be taxable Canadian property to a Non-Resident Shareholder unless at any time during the 60-month period immediately preceding the disposition of such Common Share the Non-Resident Shareholder, persons with whom the Non-Resident Shareholder did not deal at arm’s length, or the Non-Resident Shareholder together with all such persons, owned 25% or more of the shares of any class or series of Freewest. Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, Common Shares could be deemed to be taxable Canadian property to the Non-Resident Shareholder.

Non-Resident Shareholders whose Common Shares may constitute taxable Canadian property should consult their own tax advisors for advice having regard to their particular circumstances.

Even if the Common Shares are taxable Canadian property to a Non-Resident Shareholder, a taxable capital gain or an allowable capital loss resulting from the disposition of the Common Shares will not be included in computing the Non-Resident Shareholder’s income for purposes of the Tax Act provided that the Common Shares constitute “treaty- protected property”, as defined in the Tax Act. Common Shares owned by a Non-Resident Shareholder will generally be treaty-protected property if the gain from the disposition of such shares would, because of an applicable income tax treaty to which Canada is a signatory, be exempt from tax under the Tax Act.

Exchange of Common Shares for Noront Common Shares and Cash – Section 85 Election

In the event that Common Shares constitute taxable Canadian property but not treaty-protected property to a particular Non-Resident Shareholder, then the Non-Resident Shareholder will be an Eligible Shareholder and may require Noront to jointly execute for filing with the CRA an income tax election form pursuant to section 85 of the Tax Act, for the purpose of allowing the Eligible Shareholder to achieve an income tax-deferred exchange for Canadian federal income tax purposes. Noront will be required to execute the form and return it to the Eligible Shareholder only if the Eligible Shareholder complies with the requirements set forth under “Resident Shareholders who Accept the Offer – Exchange of Common Shares for Noront Common Shares and Cash – Section 85 Election” on the same basis as if the Non-Resident Shareholder were a Resident Shareholder thereunder. If the Eligible Shareholder complies with those requirements, generally the exchange may occur on an income tax-deferred basis as described above under “Resident Shareholders who Accept the Offer – Exchange of Common Shares for Noront Common Shares and Cash – Section 85 Election” on the same basis as if the Non-Resident Shareholder were a Resident Shareholder thereunder.

The Noront Common Shares that such Eligible Shareholders received as partial consideration for the Common Shares will be deemed to be taxable Canadian property in their hands. Non-Resident Shareholders who are Eligible Shareholders should consult their own tax advisors in this regard.

Non-Resident Shareholders Who Do Not Accept the Offer

Compulsory Acquisition of Common Shares

As described under Section 18 of the Circular, “Acquisition of Common Shares Not Deposited Under the Offer – Compulsory Acquisition of Common Shares”, Noront may, in certain circumstances, acquire Common Shares not deposited under the Offer by way of a Compulsory Acquisition.

A Non-Resident Shareholder whose Common Shares do not constitute taxable Canadian property will not be subject to tax under the Tax Act in respect of any capital gain realized on the disposition of Common Shares by way of a Compulsory Acquisition. A Non-Resident Shareholder whose Common Shares are taxable Canadian property for purposes of the Tax Act may be subject to tax under the Tax Act in respect of any capital gain realized on the disposition of Common Shares by way of a Compulsory Acquisition unless the Common Shares constitute treaty-protected property. If the Common Shares are not listed on a designated stock exchange at the time of disposition, they will be taxable Canadian property to a Non-Resident Shareholder. See the subheading “Potential Delisting” below for additional consequences of a disposition of Common Shares at a time when such shares are not listed on a designated stock exchange. If Common Shares acquired from a Non-Resident Shareholder are taxable Canadian property and are not treaty-protected property to a Non-Resident Shareholder, then the Non-Resident Shareholder will be an Eligible Shareholder and may sell its Common Shares to Noront on a tax-deferred basis, in which case the requirements for and tax treatment to such Non-Resident Shareholder generally will be as described above under the heading “Non-Resident Shareholders who Accept the Offer – Exchange of Common Shares for Noront Common Shares and Cash – Section 85 Election”.

Where interest is paid or credited to a Non-Resident Shareholder in connection with a Compulsory Acquisition, the Non-Resident Shareholder will not be subject to Canadian withholding tax on such interest under the Tax Act provided that the Non-Resident Shareholder deals at arm’s length with the payor at the time of such payment or credit and the interest is not “participating debt interest”, as defined in the Tax Act.

Non-Resident Shareholders whose Common Shares are being compulsorily acquired should consult their own tax advisors for advice having regard to their particular circumstances.

Subsequent Acquisition Transaction

As described under Section 18 of the Circular, “Acquisition of Common Shares Not Deposited Under the Offer – Subsequent Acquisition Transaction”, if Noront does not acquire all of the Common Shares pursuant to the Offer or by means of a Compulsory Acquisition, Noront may take certain action in order to enable it or an affiliate to acquire the remaining Common Shares. The tax treatment of such a transaction to a Non-Resident Shareholder will depend on the exact manner in which the transaction is carried out and may be substantially the same as or materially different than described above. A Non-Resident Shareholder may realize a capital gain or a capital loss and/or a deemed dividend. Dividends paid or deemed to be paid to a Non-Resident Shareholder will be subject to Canadian withholding tax at a rate of 25%. Such rate may be reduced under the provisions of an applicable income tax treaty to which Canada is a signatory. If the Common Shares are not listed on a designated stock exchange at the time of disposition, they will be taxable Canadian property to a Non-Resident Shareholder. See the subheading “Potential Delisting” below for additional consequences of a disposition of Common Shares at a time when such shares are not listed on a designated stock exchange.

Where interest is paid or credited to a Non-Resident Shareholder in connection with a Subsequent Acquisition Transaction, the Non-Resident Shareholder will not be subject to Canadian withholding tax on such interest under the Tax Act provided that the Non-Resident Shareholder deals at arm’s length with the payor at the time of such payment or credit and the interest is not “participating debt interest”, as defined in the Tax Act .

Non-Resident Shareholders should consult their own tax advisors for advice with respect to the potential income tax consequences to them of having their Common Shares acquired pursuant to a Subsequent Acquisition Transaction.

Potential Delisting

As described under Section 16 of the Circular, “Effect of the Offer on the Market for and Listing of Common Shares and Status as a Reporting Issuer”, Common Shares may cease to be listed on the TSX-V following the completion of the Offer and may not be listed on the TSX-V at the time of their disposition pursuant to a Compulsory Acquisition or a Subsequent Acquisition Transaction. A Non-Resident Shareholder is cautioned that if the Common Shares are not listed on a designated stock exchange at the time they are disposed of: (a) the Common Shares will be taxable Canadian property to the Non-Resident Shareholder; (b) the Non-Resident Shareholder may be subject to income tax under the Tax Act in respect of any capital gain realized on such disposition, subject to any relief under an applicable income tax treaty to which Canada is a signatory; (c) the Non-Resident Shareholder will be required to file a Canadian income tax return in respect of such disposition unless such disposition is an “excluded disposition” for purposes of Section 150 of the Tax Act; and (d) the notification and (unless the Common Shares are treaty-protected property) withholding provisions of Section 116 of the Tax Act will apply to the Non-Resident Shareholder. If the withholding provisions of Section 116 of the Tax Act apply, Noront may be required to deduct and withhold an amount from any payment made to the Non-Resident Shareholder and to remit such amount to the Receiver General on behalf of the Non-Resident Shareholder.

Non-Resident Shareholders whose Common Shares may constitute taxable Canadian property should consult their own tax advisors for advice having regard to their particular circumstances.

Holding and Disposing of Noront Common Shares

Dividends paid or deemed to be paid to a Non-Resident Shareholder on Noront Common Shares will be subject to non-resident withholding tax at the rate of 25% unless the rate is reduced under the provisions of an applicable tax treaty. Where the Non-Resident Shareholder is a U.S. resident entitled to benefits under the Canada-U.S. Income Tax Convention (1980) and is the beneficial owner of the dividends, the rate of Canadian withholding tax applicable to dividends is generally reduced to 15%.

A Non-Resident Shareholder will generally not be liable to Canadian income tax on a disposition or deemed disposition of Noront Common Shares unless the Non-Resident Shareholder’s Noront Common Shares are, or are deemed to be, taxable Canadian property to the Non-Resident Shareholder at the time of disposition and the Non-Resident Shareholder is not entitled to relief under an applicable tax treaty.

21.	CERTAIN UNITED STATED FEDERAL INCOME TAX CONSIDERATIONS

TO ENSURE COMPLIANCE WITH TREASURY DEPARTMENT CIRCULAR 230, SHAREHOLDERS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF U.S. FEDERAL TAX ISSUES IN THIS OFFER TO PURCHASE AND CIRCULAR IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY SHAREHOLDERS FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON SUCH SHAREHOLDERS UNDER THE INTERNAL REVENUE CODE; (B) THIS DISCUSSION WAS WRITTEN IN CONNECTION WITH PROMOTION OR MARKETING (WITHIN THE MEANING OF CIRCULAR 230) OF THE TRANSACTIONS OR MATTERS DISCUSSED IN THIS OFFER TO PURCHASE AND CIRCULAR; AND (C) EACH SHAREHOLDER SHOULD SEEK ADVICE BASED ON SUCH PERSON’S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

The following discussion summarizes certain material U.S. federal income tax considerations generally applicable to “U.S. Holders” (as defined below) of Common Shares relating to the exchange of Common Shares for Noront Common Shares and Cash Consideration pursuant to the Offer, and of the ownership of Noront Common Shares received in the Offer. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder, judicial authorities, published positions of the Internal Revenue Service (the “IRS”) and other applicable authorities, all as in effect on the date hereof and all of which are subject to change, perhaps retroactively, and to differing interpretations, so as to result in U.S. federal income tax considerations different from those summarized below.

For purposes of this summary, a “U.S. Holder” is a beneficial owner of Common Shares who holds such Common Shares as a capital asset and who is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation, that is created or organized under the laws of the United States or any state thereof or the District of Columbia;

•	an estate, the income of which is subject to taxation in the United States regardless of its source; or

•

a trust if it has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or if a U.S. court can exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions.

There can be no assurance that the IRS will not challenge one or more of the tax considerations described in this summary, and Noront has not obtained, nor does it intend to obtain, a ruling from the IRS or an opinion from legal counsel with respect to the U.S. federal income tax considerations discussed herein. This summary addresses only certain considerations arising under U.S. federal income tax law, and does not address any other federal tax considerations or any tax considerations arising under the laws of any state, locality or foreign taxing jurisdiction.

This summary is of a general nature only and does not address all of the U.S. federal income tax considerations that may be relevant to a U.S. Holder in light of such holder’s particular situation. In particular, this discussion deals only with U.S. Holders that hold Common Shares or Noront Common Shares, as applicable, as capital assets, and does not address the special tax rules that may apply to special classes of taxpayers, such as: securities broker-dealers; persons who hold Common Shares or Noront Common Shares, as applicable, as part of a hedging, conversion, synthetic, wash or constructive sale, straddle or other integrated transaction; U.S. Holders whose functional currency is not the U.S. dollar; U.S. expatriates; persons who are owners of an interest in a partnership or other pass-through entity that is a holder of Common Shares or Noront Common Shares, as applicable; partnerships or other entities taxable as partnerships; regulated investment companies; financial institutions; insurance companies; traders that have elected a mark-to-market method of accounting; tax-exempt organizations; holders that own, directly, indirectly or by attribution, 10% or more of Freewest’s or Noront’s outstanding voting share capital, as applicable; persons subject to the alternative minimum tax; persons who received their Common Shares upon the exercise of employee stock options or otherwise as compensation; persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Tax Act; persons that use or hold, will use or hold, or is or will be deemed to use or hold, Common Shares or Noront Common Shares, as applicable, in connection with carrying on a business in Canada; persons whose Common Shares or Noront Common Shares, as applicable, constitute “taxable Canadian property” under the Tax Act; and persons that have a permanent establishment in Canada for the purposes of the Canada-United States Income Tax Convention.

If a partnership (including for this purpose any entity treated as a partnership for U.S. federal income tax purposes) holds Common Shares or Noront Common Shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. A partner of a partnership that owns or may acquire Common Shares or Noront Common Shares should consult the partner’s tax advisor regarding the specific tax consequences of the disposition, acquisition and ownership of the applicable Common Shares.

This summary does not address the state, local, U.S. federal alternative minimum tax, estate and gift, or foreign tax consequences to U.S. Holders of the Offer or of any other matters discussed in this summary. Each U.S. Holder should consult its own tax advisor regarding the state, local, U.S. federal alternative minimum tax, estate and gift, and foreign tax consequences to them of the Offer and such other matters.

Tax Considerations of U.S. Holders Who Accept the Offer

Tax Characterization of the Offer Generally

Noront currently expects to treat the acquisition of Common Shares pursuant to the Offer as a taxable exchange for U.S. federal income tax purposes. Notwithstanding the foregoing, there may be some possibility that the acquisition of Common Shares pursuant to the Offer could qualify as a tax-deferred reorganization for U.S. federal income tax purposes depending on a variety of facts that might occur following the completion of the Offer that cannot be predicted currently. If, contrary to expectations, the acquisition of Common Shares pursuant to the Offer qualified as a tax-deferred reorganization rather than a taxable exchange for U.S. federal income tax purposes, the U.S. federal income tax consequences of the transaction would be materially different from those tax consequences described in this summary.

U.S. Holders should consult their own tax advisors as to the treatment of the Offer as a taxable exchange for U.S. federal income tax purposes.

Classification of Freewest as a Passive Foreign Investment Company

As described below, the tax considerations of the Offer to a particular U.S. Holder will depend on whether Freewest is a passive foreign investment company (a “PFIC”) during any year in which a U.S. Holder owned Common Shares. In general, a non-U.S. corporation is a PFIC for any taxable year in which either (i) 75% or more of the non-U.S. corporation’s gross income is “passive” income, or (ii) 50% or more of the average value of the non-U.S. corporation’s assets produced or are held for the production of “passive” income. Passive income includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Subject to certain limited exceptions Common Shares held (or deemed held) by a U.S. Holder at any time during a taxable year in which Freewest was a PFIC are treated as shares of a PFIC in the hands of such holder for all subsequent years even if Freewest did not meet the gross income or passive asset thresholds necessary to be classified as a PFIC in a subsequent year. The determination of PFIC status is inherently factual, is subject to a number of uncertainties, and can be determined only annually at the close of the taxable year in question. Noront has not performed a PFIC analysis for Freewest for any taxable year and, accordingly, it cannot provide any guidance regarding Freewest’s status under the passive foreign investment company rules. U.S. Holders are urged to consult their own U.S. tax advisors regarding the application of the PFIC rules to the Offer and the matters addressed herein.

Gain or Loss Generally

Noront currently expects to treat the exchange of Common Shares for Noront Common Shares and cash as a fully taxable event to a U.S. Holder. Subject to the modifications pursuant to the PFIC rules discussed below, such characterization will generally result in the following U.S. federal income tax consequences:

•

a U.S. Holder will recognize gain or loss equal to the difference between (i) the fair market value of Noront Common Shares (i.e., the receipt of Noront Common Shares is not tax free) and cash received by such U.S. Holder in the Offer and (ii) the adjusted tax basis of such U.S. Holder in such Common Shares exchanged for the Noront Common Shares and cash;

•

the aggregate tax basis of the Noront Common Shares received by a U.S. Holder in the Offer will be equal to the aggregate fair market value of the Noront Common Shares at the time of their receipt; and

•	the holding period of Noront Common Shares received by a U.S. Holder in the Offer will begin on the day after their receipt.

Any gain or loss recognized by the U.S. Holder would be short-term capital gain or loss, unless the holding period for the Common Shares exchanged was more than 12 months at the closing of the exchange made pursuant to the Offer, in which case any gain or loss recognized would be long-term capital gain or loss. Preferential tax rates for long-term capital gains are generally applicable to a U.S. Holder that is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder that is a corporation. The deduction of capital losses is subject to significant limitations.

Treatment of Recognized Gain if Freewest is a PFIC – Non-Electing PFIC Shareholder

If a U.S. Holder disposes of Common Shares in the Offer that were held by the U.S. Holder directly, indirectly or constructively during such time, if any, that Freewest was a PFIC (shares in a PFIC are sometimes referred to herein as “PFIC Shares”) and the U.S. Holder did not make a timely QEF election or a mark-to-market election with respect to its Common Shares (such elections being described below), gain realized from the sale of such U.S. Holder’s PFIC Shares will be taxed under the “excess distribution” regime. Under that regime, gain, if any, realized on that disposition will be allocated ratably on a daily basis to each day of the U.S. Holder’s holding period with respect to such shares. Gain allocated to any period preceding the first year in the holding period when Freewest was a PFIC and gain allocated to the year of disposition will be treated as gain arising in the year of disposition and taxed at ordinary U.S. federal income tax rates for the year of disposition. Gain allocated to each of the other years (the “PFIC Years”) will be taxed at the highest ordinary U.S. federal income tax rate in effect for each of those years, without regard to the U.S. Holder’s other items of income and loss for such year. Any such tax would be increased by an interest charge determined for each of the PFIC Years at the rate generally applicable to underpayments of tax for such taxable year. The sum of the taxes and interest calculated for all years will be an addition to the tax for the year in which the sale of the PFIC Shares occurs. A U.S. Holder that is not a corporation must treat the interest as non-deductible personal interest. If Freewest were treated as a PFIC and if a U.S. Holder holds Common Shares in any year in which the Freewest is classified as a PFIC, such holder would be required to file IRS Form 8621. A U.S. Holder who has previously made certain elections (as further described below) may be able to mitigate the adverse PFIC tax consequences that would apply to such U.S. Holder in the Offer if Freewest is or has been a PFIC during the time such holder has held Common Shares.

Treatment of Recognized Gain if Freewest is a PFIC – PFIC Shareholder who has made a Timely Qualified Electing Fund Election

A U.S. Holder who has made a timely and effective election to treat Freewest as a “qualified electing fund” under the Code for the first taxable year of the U.S. Holder’s holding period for the Common Shares during which Freewest was a PFIC generally would not be subject to the PFIC rules discussed above. Instead, the electing U.S. Holder would include annually in gross income its pro rata share of the ordinary earnings and net capital gain of the PFIC, whether or not such amounts are actually distributed, and would be taxable on gain recognized in the exchange pursuant to the Offer in the manner that a U.S. Holder would be taxable if Freewest had not been a PFIC (as described above under “Gain or Loss Generally”). However, this option would require significant information and undertakings from Freewest, and, accordingly, it may not be, and may not have been, available to U.S. Holders.

Treatment of Recognized Gain if Freewest is a PFIC – PFIC Shareholder who has made a Timely Mark-to-Market Election

A U.S. Holder of PFIC Shares would also not be subject to the excess distribution regime if the U.S. Holder had made a timely and effective election to mark the PFIC Shares to market (a “Mark-to-Market Election”). In the case of any U.S. Holder that has timely made an effective Mark-to-Market Election for the first taxable year of the U.S. Holder’s holding period for the Common Shares during which Freewest was a PFIC, gain realized by such holder from the sale of PFIC Shares generally would be taxed at ordinary income tax rates. For additional discussion regarding a Mark-to-Market Election, see the discussion below under “Ownership of Noront Common Shares Received in the Offer – Considerations Relating to the Passive Foreign Investment Company Rules.”

U.S. Holders are urged to seek advice from their own tax advisors to discuss the particular tax consequences of the Offer applicable to them, including all aspects of the PFIC rules.

Tax Considerations of U.S. Holders Who Do Not Accept the Offer

Compulsory Acquisition of Common Shares

As described under Section 18 of the Circular, “Acquisition of Common Shares Not Deposited Under the Offer – Compulsory Acquisition of Common Shares”, Noront may, in certain circumstances, acquire Common Shares not deposited under the Offer by way of a Compulsory Acquisition. The U.S. federal income tax considerations of a Compulsory Acquisition to a U.S. Holder would generally be similar to those described under “Tax Considerations of U.S. Holder Who Accept the Offer.” U.S. Holders that are subject to Canadian tax and/or receive Canadian currency in a Compulsory Acquisition should also read the sections below under the headings “Foreign Tax Credit Considerations” and “Foreign Currency Considerations”.

A U.S. Holder who validly exercises a right to dissent and is paid the fair value for Common Shares in respect of a Compulsory Acquisition will be considered to have disposed of such Common Shares for proceeds of disposition equal to the amount received. As a result, the U.S. federal income tax considerations to a dissenting U.S. Holder would generally be similar to those described under “Tax Considerations of U.S. Holder Who Accept the Offer.” U.S. Holders that are subject to Canadian tax and/or receive Canadian currency in connection with exercising their dissent rights should also read the sections below under the headings “Foreign Tax Credit Considerations” and “Foreign Currency Considerations”.

U.S. Holders whose Common Shares may be acquired by way of a Compulsory Acquisition should consult their own tax advisors.

Subsequent Acquisition Transaction

As described under Section 18 of the Circular, “Acquisition of Common Shares Not Deposited Under the Offer – Subsequent Acquisition Transaction”, if Noront does not acquire all of the Common Shares pursuant to the Offer or by means of a Compulsory Acquisition, Noront may take certain action in order to enable it or an affiliate to acquire the remaining Common Shares.

The tax treatment of a Subsequent Acquisition Transaction to a U.S. Holder will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out and the consideration offered, and may be substantially the same as or materially different from those described herein for U.S. Holders who dispose of their Common Shares pursuant to the Offer.

Ownership of Noront Common Shares Received in the Offer

Distributions on Noront Common Shares

Except as noted in the discussion of the PFIC rules below, if Noront makes distributions with respect to Noront Common Shares received by a U.S. Holder pursuant to the Offer, the distributions, including the amount of any Canadian taxes withheld, generally will be included in the gross income of a U.S. Holder as dividend income to the extent of Noront’s current and accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of Noront’s current and accumulated earnings and profits will be treated as a return of capital to the extent of the U.S. Holder’s adjusted tax basis in its Noront Shares and thereafter as gain from the sale or exchange of such shares. For taxable years beginning before January 1, 2011, a dividend paid by Noront generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) Noront is a “qualified foreign corporation” (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) certain holding period requirements are met. Noront generally will be a "qualified foreign corporation" under Section 1(h)(11) of the Code (a “QFC”) if (a) it is eligible for the benefits of the Canada-United States Income Tax Convention, or (b) the respective shares are readily tradable on an established securities market in the United States. However, even if Noront satisfies one or more of such requirements, it will not be treated as a QFC if it is a PFIC for the taxable year during which it pays a dividend or for the preceding taxable year. See below under “Considerations Relating to the Passive Foreign Investment Company Rules” for a discussion of Noront’s status under the PFIC rules.

In general, any Canadian withholding tax imposed on dividends with respect to a U.S. Holder’s Noront Common Shares will be treated as a foreign income tax that may be eligible for credit against a U.S. Holder’s U.S. federal income tax liability (or, at a U.S. Holder’s election, may, in certain circumstances, be deducted in computing taxable income). For additional discussion regarding foreign tax credits, see below under “Foreign Tax Credit Considerations”.

Sale or Other Taxable Disposition of Noront Common Shares

Except as noted below in the discussion of the PFIC rules, upon the sale or other taxable disposition of Noront Common Shares received pursuant to the Offer, a U.S. Holder generally will recognize capital gain or loss equal to the difference between (i) the amount realized by the U.S. Holder and (ii) the U.S. Holder’s adjusted tax basis in the Noront Common Shares. Any gain or loss recognized by the U.S. Holder would be short-term capital gain or loss, unless the holding period for the Noront Common Shares disposed was more than 12 months at the time of disposition, in which case any gain or loss recognized would be long-term capital gain or loss.

Preferential tax rates for long-term capital gains currently are generally applicable to a U.S. Holder that is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation. The deduction of capital losses is subject to significant limitations, and U.S. Holders are urged to seek advice from their own tax advisors to discuss the particular tax consequences applicable to them.

Considerations Relating to the Passive Foreign Investment Company Rules

If Noront is a PFIC for any taxable year in which Noront Common Shares are held by a U.S. Holder, then the U.S. Holder would be subject to the excess distribution regime that would apply to any gain recognized on the disposition of, or certain excess distributions received with respect to, those shares. Under this regime (i) the excess distribution or gain would be allocated ratably over the U.S. Holder’s holding period for the Noront Common Shares, (ii) the amount allocated to the current taxable year and to any taxable year prior to the first taxable year in which Noront was a PFIC would be treated as ordinary income for the year of disposition, and (iii) the amount allocated to each other year would be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax would be imposed on the resulting tax attributable to each such year. In addition, if Noront is a PFIC and owns shares of another non-U.S. corporation that also is a PFIC (a “Subsidiary PFIC”), under certain indirect ownership rules, a disposition of the shares of the Subsidiary PFIC or a distribution received from the Subsidiary PFIC by Noront generally will be treated as a deemed disposition of such corporation’s shares or a distribution deemed to be received by a U.S. Holder with respect to shares in such corporation, subject to taxation under the PFIC rules. To the extent that gain recognized on the actual disposition by a U.S. Holder or an actual distribution received from Noront was previously subject to U.S. federal income tax under these indirect ownership rules, it is possible that such amount would not be subject to U.S. federal income tax a second time.

If Noront were treated as a PFIC and if a U.S. Holder holds Noront Common Shares in any year in which Noront is classified as a PFIC, such holder would be required to file IRS Form 8621.

The determination of Noront’s status under the PFIC rules is subject to a number of legal and factual uncertainties and can be determined only annually, at the close of the taxable year in question. Noront has not performed a PFIC analysis for any taxable year and, accordingly, no assurance can be given regarding Noront’s status under the PFIC rules during the current or any prior or future taxable year. Thus, it is not clear whether the special PFIC rules will apply to a U.S. Holder’s ownership of Noront Common Shares or whether Noront will be eligible for treatment as a QFC with respect to dividend payments as described above under “Distributions under Noront Common Shares.” Each U.S. Holder should consult its own tax advisor regarding the potential treatment of Noront as a QFC.

Under some circumstances, a U.S. Holder of a PFIC can avoid the PFIC rules described above, and instead be subject to current tax on the PFIC’s ordinary earnings and net capital gain regardless of distributions by the PFIC, if the U.S. Holder makes a timely and effective “qualified electing fund” election for the PFIC. Such an election will not be available to U.S. Holders of Noront Common Shares.

A U.S. Holder of PFIC Shares would also not be subject to the excess distribution regime if the U.S. Holder had made a timely and effective Mark-to-Market Election. A U.S. Holder may make a Mark-to-Market Election with respect to Noront Common Shares only if such shares are marketable stock. Such shares generally will be "marketable stock" if they are regularly traded on (a) a national securities exchange that is registered with the Securities and Exchange Commission, (b) the national market system established pursuant to section 11A of the Exchange Act, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and other requirements, and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange ensure active trading of listed stocks. Each U.S. Holder should consult its own tax advisor with respect to the availability of a Mark-to-Market Election with respect to Noront Common Shares.

A U.S. Holder that makes a Mark-to-Market Election generally will not be subject to the PFIC rules discussed above. However, if a U.S. Holder makes a Mark-to-Market Election after the beginning of such U.S. Holder’s holding period for the Noront Common Shares and such U.S. Holder has not made a timely QEF Election, the PFIC rules discussed above will apply to certain dispositions of, and distributions on, the Noront Common Shares.

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each taxable year in which Noront is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Noront Common Shares as of the close of such taxable year over (b) such U.S. Holder’s tax basis in such shares. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the lesser of (a) the excess, if any, of (i) such U.S. Holder’s adjusted tax basis in the Noront Common Shares over (ii) the fair market value of such shares as of the close of such taxable year or (b) the excess, if any, of (i) the amount included in ordinary income because of such Mark-to-Market Election for prior taxable years over (ii) the amount allowed as a deduction because of such Mark-to-Market Election for prior taxable years.

A U.S. Holder that makes a Mark-to-Market Election generally will also adjust such U.S. Holder’s tax basis in his Noront Common Shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of Noront Common Shares subject to a Mark-to-Market Election, a U.S. Holder will recognize ordinary income or loss (such loss not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior taxable years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior taxable years).

A Mark-to-Market Election applies to the taxable year in which such Mark-to-Market Election is made and to each subsequent taxable year, unless the Noront Common Shares cease to be “marketable stock” or the IRS consents to revocation of such election. Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a Mark-to-Market Election with respect to Noront Common Shares.

Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to the Noront Common Shares if Noront is a PFIC, no such election may be made with respect to the stock of any Subsidiary PFIC that a U.S. Holder is treated as owning if such stock is not marketable. Hence, the Mark-to-Market Election will not be effective to eliminate the interest charge described above with respect to deemed dispositions of Subsidiary PFIC stock or distributions from a Subsidiary PFIC.

U.S. Holders are urged to consult their own U.S. tax advisors regarding the adverse U.S. federal income tax consequences of owning stock of a PFIC and the possibility of making certain elections designed to mitigate those adverse consequences.

Foreign Tax Credit Considerations

A U.S. Holder that pays (whether directly or through withholding) Canadian income tax in connection with the Offer or in connection with the ownership or disposition of Noront Common Shares may be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose. Pursuant to the United States-Canada Income Tax Convention, gains of a U.S. Holder that is a resident of the United States for purposes of the Convention may be taxed by Canada only in certain circumstances, and any gains that may be taxed by Canada will generally be treated by the United States as foreign source if the U.S. Holder so elects. However, the amount of a distribution with respect to the Noront Common Shares that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Canadian income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Foreign Currency Considerations

In the case of a U.S. Holder that receives Canadian dollars pursuant to the Offer, the amount realized will be based on the U.S. dollar value of the Canadian dollars received on the date of actual or constructive receipt, regardless of whether the Canadian dollars are converted into U.S. dollars at that time. If Canadian dollars received by a U.S. Holder are not converted into U.S. dollars on the date of receipt, a U.S. Holder may recognize foreign currency exchange gain or loss (taxed as U.S.-source ordinary income or loss) on a subsequent disposition or conversion of such Canadian dollars. In the case of a cash basis U.S. Holder (or an accrual basis U.S. Holder that makes an election) that receives Canadian dollars on a subsequent sale, exchange or other taxable disposition of Noront Common Shares on an established securities market (collectively, the “Disposition”), the amount realized will be based on the U.S. dollar value of the Canadian dollars received on the settlement date of the Disposition. An accrual basis U.S. Holder that does not elect to be treated as a cash basis taxpayer for this purpose will recognize a foreign currency gain or loss for U.S. federal income tax purposes based on the difference between the U.S. dollar value of the Canadian dollars received prevailing on the date of the Disposition and the settlement date. Such foreign currency gain or loss would be treated as U.S.-source ordinary income or loss. Taxable dividends with respect to Noront Common Shares that are paid in Canadian dollars, including the amount of any Canadian taxes withheld, will be included in the gross income of a U.S. Holder in an amount equal to the U.S. dollar equivalent (determined at the spot rate) on the date of actual or constructive receipt of the dividend, regardless of whether the Canadian dollars are converted into U.S. dollars at that time. If Canadian dollars received by a U.S. Holder are not converted into U.S. dollars on the date of receipt, a U.S. Holder may recognize foreign currency exchange gain or loss on a subsequent disposition or conversion of such Canadian dollars. U.S. Holders are urged to consult their own tax advisors concerning the U.S. tax consequences of acquiring, holding and disposing Canadian dollars.

Information Reporting and Backup Withholding

Information returns may be required to be filed with the IRS relating to payments made to particular U.S. Holders. In addition, a U.S. Holder may be subject to a backup withholding tax (currently imposed at a rate of 28%) on those payments unless the holder is an exempt recipient (such as a corporation) or provides its taxpayer identification number and certifies that the holder is exempt from or otherwise not subject to backup withholding. Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against the U.S. Holder’s U.S. federal income tax liability if the required information is timely furnished to the IRS. U.S. Holders should consult their own tax advisors as to the information reporting and backup withholding tax rules particular to them.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO HOLDERS OF COMMON SHARES WITH RESPECT TO THE DISPOSITION OF THOSE SHARES PURSUANT TO THE OFFER OR THE OWNERSHIP AND DISPOSITION OF NORONT COMMON SHARES RECEIVED PURSUANT TO THE OFFER. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR PARTICULAR CIRCUMSTANCES.

22.	RISK FACTORS

Shareholders should carefully consider the following risk factors relating to the Offer. In addition to the risks set out in the documents incorporated by reference in the Offer to Purchase and Circular, the proposed integration of Freewest upon the successful completion of the Offer (including any Compulsory Acquisition or Subsequent Acquisition Transaction) is subject to certain risks, including the following:

The Noront Common Shares issued in connection with the Offer may have a market value different than expected

Noront is offering to purchase Common Shares on the basis of 0.25 of a Noront Common Shares and $0.0001 in cash for every Common Share. Because the exchange ratio will not be adjusted to reflect any changes in the market value of the Noront Common Shares, the market value of the Noront Common Shares and the Common Shares at the time of the take up of the Common Shares under the Offer may vary significantly from the values at the date of the Offer and Circular or the date that Shareholders tender their Common Shares. If the market price of the Noront Common Shares declines, the value of the consideration received by Shareholders will decline as well. Variations may occur as a result of changes in, or market perceptions of changes in, the business, operations or prospects of Noront, market assessments of the likelihood the Offer will be consummated, regulatory considerations, general market, social and economic conditions, political changes, commodity price changes and other factors over which Noront has no control.

Noront has not verified the reliability of the information regarding Freewest included in, or which may have been omitted from, the Offer to Purchase and Circular

Noront has relied exclusively upon publicly available information and records on file of Freewest in connection with the information provided herein. All historical information regarding Freewest contained in the Offer to Purchase and Circular, including all Freewest financial information and all pro forma information reflect the pro forma effects of a combination of Freewest and Noront which are derived in part from Freewest’s financial information, has been derived from Freewest’s publicly available information. Accordingly, any inaccuracy or material omission by Freewest in Freewest’s publicly available information, including the information about or relating to Freewest and its business, prospects, condition (financial and otherwise) and assets contained in the Offer to Purchase and Circular, could result in unanticipated liabilities or expenses, increase the cost of integrating the companies or adversely affect the operational plans or prospects of Noront, after the integration of Freewest, or its business, assets, results of operations and condition (financial or otherwise).

Change of control provisions in Freewest’s agreements triggered upon the acquisition of Freewest may lead to adverse consequences

Noront will hold Common Shares representing a majority of the voting rights of Freewest if the Offer is successful. Freewest may be a party to agreements or arrangements that contain change of control provisions that may be triggered following completion of the Offer. The operation of these change of control provisions, if triggered, could result in unanticipated expenses and/or cash payments following the consummation of the Offer or adversely affect Freewest’s financial condition. Unless these change of control provisions are waived by the other party, the operation of any of these provisions could adversely affect the business, prospects, assets, results and condition (financial or otherwise) of Noront after the integration of Freewest.

The Offer is conditional upon, among other things, the receipt of any consents and approvals from governments, if required

The Offer is conditional upon, among other things, Noront having obtained any government or regulatory approvals, consents and clearances necessary or deemed advisable by Noront, including, without limitation, those under applicable competition, merger control or other similar laws if any. See Section 4 of the Offer to Purchase, “Conditions of the Offer”. Based upon an examination of publicly available information relating to the business of Freewest, Noront does not expect the Offer, or any Subsequent Acquisition Transaction, as applicable, to give rise to material competition concerns or other regulatory consents or approvals, however, Noront cannot be assured that no such concerns will arise or consents or approvals will be required and, if required, a substantial delay in obtaining satisfactory approvals or the imposition of unfavourable terms or conditions in the approvals could have an adverse effect on the business, assets or condition (financial or otherwise) of Noront.

See Section 17 of the Circular, “Regulatory Matters”.

The acquisition of Freewest by Noront may not be successfully completed without the possibility of Shareholders exercising dissent and appraisal rights in connection with a Subsequent Acquisition Transaction

In order for Noront to acquire all of the issued and outstanding Common Shares, it may be necessary, following the completion of the Offer, to effect a Subsequent Acquisition Transaction. A Subsequent Acquisition Transaction may result in Shareholders having the right to dissent and demand payment of the fair value of their Common Shares. If the statutory procedures governing dissent rights are available and complied with, this right could lead to judicial determination of the fair value required to be paid to Dissenting Shareholders for their Common Shares. A court may determine that the fair value to be paid to dissenting Shareholders is an amount greater than the Offer Price. There is no assurance that a Subsequent Acquisition Transaction can be completed without Shareholders exercising dissent rights in respect of a substantial number of Common Shares, which could result in the requirement to make a substantial cash or similar payment that could have an adverse effect on Noront’s financial position and liquidity.

Additional Risk Factors

In assessing the Offer, the Shareholders should also carefully review the risks and uncertainties described in Noront’s annual information form and its management’s discussion and analyses incorporated by reference herein and filed with certain Canadian securities regulatory authorities. In addition, Freewest may be subject to risks and uncertainties that may or may not be applicable or material to Noront at the present time, but that may apply to Noront if the transaction is completed. Risk factors relating to Freewest can be found in Freewest’s most recent management’s discussion and analysis filed with certain Canadian securities regulatory authorities and available on SEDAR at www.sedar.com.

23.	INFORMATION AGENT AND DEPOSITARY

Noront has engaged Equity Transfer & Trust Company to act as Depositary under the Offer. In such capacity, the Depositary will receive deposits of certificates representing the Common Shares and accompanying Letters of Transmittal deposited under the Offer at its office in Toronto, Ontario set out in the Letter of Transmittal. In addition, the Depositary will also receive Notices of Guaranteed Delivery at its office in Toronto, Ontario set out in the Notice of Guaranteed Delivery. The Depositary will be responsible for giving certain notices, if required, and for making payment for all Common Shares purchased by Noront under the Offer.

Noront has also engaged Laurel Hill Advisory Group to act as the Information Agent to provide a resource for information for Shareholders. The Information Agent and Depositary will receive reasonable and customary compensation from Noront for its services relating to the Offer and will be reimbursed for certain out-of-pocket expenses. Noront has also agreed to indemnify the Depositary for certain liabilities, including liabilities under securities laws, and expenses of the Offer.

Noront will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of the Common Shares pursuant to the Offer, provided that Noront may make other arrangements with soliciting dealers and/or information agents. No fee or commission will be payable by Shareholders who transmit their Common Shares directly to the Depositary.

Shareholders should contact the Information Agent and Depositary or a broker or dealer for assistance in accepting the Offer and in depositing the Common Shares with the Depositary. Contact details for the Information Agent and Depositary are provided at the end of the Offer to Purchase and Circular.

24.	LEGAL MATTERS

Noront is being advised in respect of certain Canadian legal matters concerning the Offer and the opinions contained under “Certain Canadian Federal Income Tax Considerations” in Section 20 of the Circular, have been provided by Fraser Milner Casgrain LLP, Canadian counsel to Noront. Noront is being advised in respect of certain U.S. legal matters concerning the Offer by Goodwin Procter LLP.

25.	EXPERTS

The audited consolidated financial statements of Noront incorporated by reference in this Offer to Purchase and Circular have been audited by MSCM LLP, Chartered Accountants, in independent firm of charted accounts, as stated in their reports, which are incorporated hereby by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing. MSCM LLP, Chartered Accountants has advised that it is independent with respect to Noront within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario.

Available Information

Noront files reports and other information with certain Canadian securities regulatory authorities. These reports and information are available to the public free of charge on SEDAR at www.sedar.com.

26.	STATUTORY RIGHTS

Securities legislation in the Provinces and Territories of Canada provides Shareholders with, in addition to any other rights they may have at law, one or more rights of rescission, price revision or to damages, if there is a misrepresentation in a circular or notice that is required to be delivered to Shareholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their Province or Territory for particulars of those rights or consult with a lawyer.

27.	DIRECTORS’ APPROVAL

The contents of the Offer to Purchase and Circular have been approved, and the sending, communication or delivery of the Offer to Purchase and Circular to the Shareholders of Freewest has been authorized, by the Noront Board of Directors.

CONSENTS OF COUNSEL

TO:	The Directors of Noront

We hereby consent to the reference to our opinion contained under the heading “Certain Canadian Federal Income Tax Considerations” and the use of our name under the heading “Legal Matters” in the Circular accompanying the Offer to Purchase dated October 13, 2009 by Noront to the holders of Common Shares of Freewest.

Toronto, Ontario	(Signed) FRASER MILNER CASGRAIN LLP
October 13, 2009

TO:	The Directors of Noront

We hereby consent to the use of our name under the heading “Legal Matters” in the Circular accompanying the Offer to Purchase dated October 13, 2009 by Noront to the holders of Common Shares of Freewest.

New York, New York
October 13, 2009	(Signed) GOODWIN PROCTER LLP

CONSENT OF AUDITORS

We have read the Offer to Purchase and Circular of Noront Resources Ltd. (the “Company”) dated October 13, 2009 (the “Circular”) in connection with the purchase of all the issued and outstanding common shares of Freewest. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the above mentioned Offer to Purchase and Circular of our report to the shareholders of the Company and the audited annual financial statements of Noront, including the notes thereon, and together with the auditor’s report, as at April 30, 2009 and 2008 and for each of the fiscal years ended April 30, 2009 and 2008. Our report is dated July 20, 2009.

October 13, 2009	(Signed) MSCM LLP, CHARTERED ACCOUNTANTS

CERTIFICATE OF THE COMPANY

October 13, 2009

The contents of the Offer to Purchase and the Circular have been approved, and the sending, communication or delivery thereof to the shareholders of Freewest has been authorized by, the board of directors of Noront. The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. In addition, the foregoing does not contain any misrepresentation likely to affect the value or the market price of the Common Shares which are the subject of the Offer.

(Signed) Wesley (Wes) Hanson President and Chief Executive Officer	(Signed) Greg Rieveley Chief Financial Officer

On behalf of the Board of Directors of Noront Resources Ltd.

(Signed) Alex Davidson Director	(Signed) Keith McKay Director

SCHEDULE A

NORONT RESOURCES LTD.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

July 31, 2009 and April 30, 2009

(Unaudited)

NORONT RESOURCES LTD.

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

JULY 31, 2009

(EXPRESSED IN CANADIAN DOLLARS)

	Noront Resources Ltd. (July 31, 2009)	Freewest Resources Canada Inc. (July 31, 2009)	Note	Pro Forma Adjustments	Pro Forma Consolidated Noront
ASSETS
Current
Cash and cash equivalents	$8,654,500	$6,113,154	3(a)	(21,473)	$14,746,181
Restricted cash	644,143	—			644,143
Marketable securities	1,510,487	292,314			1,802,801
Accounts receivable	9,437,174	1,036,262			10,473,436
Due from related corporation	—	836			836
Prepaid expenses	120,977	144,890			265,867

	20,367,281	7,587,456		(21,473)	27,933,264
Investments	—	3,263,075			3,263,075
Exploration advances	977,413	—			977,413
Equipment	233,155	7,804			240,959
Mining properties and deferred exploration	55,691,393	28,981,062	3(a,c)	96,446,371	181,118,826

	$77,269,242	$39,839,397		$96,424,898	$213,533,537

LIABILITIES
Current
Accounts payable and accrued liabilities	$4,132,534	$1,791,739	3(b)	$1,980,000	$7,904,273
Advances from optionees	257,870	—			257,870
Amounts due to related parties	—	26,865			26,865
Site remediation provision	543,123	—			543,123

	4,933,527	1,818,604		1,980,000	8,732,131
Site remediation provision	150,409	—			150,409
Future income tax liability	—	2,030,381	3(c)	31,121,092	33,151,473

	5,083,936	3,848,985		33,101,092	42,034,013
SHAREHOLDERS’ EQUITY
Capital stock	91,605,051	57,812,285	3(a, c)	30,761,794	180,179,130
Contributed surplus	21,403,149	2,742,169	3(a, c)	7,997,970	32,143,288
Deficit	(38,164,718)	(26,854,207)	3(d)	26,854,207	(38,164,718)
Accumulated Other Comprehensive Loss	(2,658,176)	2,290,165	3(d)	(2,290,165)	(2,658,176)

	72,185,306	35,990,412		63,323,806	171,499,524

	$77,269,242	$39,839,397		$96,424,898	$213,533,537

See accompanying notes to unaudited pro forma consolidated financial statements.

NORONT RESOURCES LTD.

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

YEAR ENDED APRIL 30, 2009

(EXPRESSED IN CANADIAN DOLLARS)

(Unaudited)

	Noront Resources Ltd.	Freewest Resources Canada Inc.	Note	Pro Forma Adjustments	Pro Forma Consolidated Noront
Income
Interest Income	$750,267	$136,796		$—	$887,063
Management fee income	225,390	—		—	225,390
Other income	—	99,059		—	99,059

	975,657	235,855		—	1,211,512
Expenses
Consulting, wages, benefits and professional fees	2,906,485	199,175		—	3,105,660
Office and general	1,624,615	259,999		—	1,884,614
Filing fees and shareholder information	937,346	384,393		—	1,321,739
General exploration expense	—	—		—	—
Amortization	55,989	1,128		—	57,117
Interest	—	37,577			37,577
Loss on adjustment of value of marketable securities	—	437,358	3(e)	(437,358)	—
Stock-based compensation	7,942,928	945,481		—	8,888,409

	13,467,363	2,265,111		(437,358)	15,295,116

Loss before the following:	(12,491,706)	(2,029,256)		437,358	(14,083,604)
Employee severance payments	1,712,386	—		—	1,712,386
Mining properties and deferred exploration expenditures written-off	15,898,116	1,716,268			17,614,384
Write-down (Gain on disposal) of marketable security	350,000	18,857			368,857
Other	—	(21,076)			(21,076)

Loss before provision for income taxes	(30,452,208)	(3,743,305)		437,358	(33,758,155)
Recovery of income taxes – future	(5,472,300)	(826,412)		—	(6,298,712)

Net loss	$(24,979,908)	$(2,916,893)		$437,358	$(27,459,443)

Other comprehensive loss
Unrealized gain (loss) on available-for-sale marketable securities, net of taxes	(2,505,420)	(379,450)	3(e)	(437,358)	(3,322,228)

Total other comprehensive loss	$(27,485,328)	$(3,296,343)		$—	$(30,781,671)

Basic and diluted loss per common share	$(0.18)	$(0.02)		$—	$(0.14)

Weighted average number of common shares outstanding	139,836,091	178,250,985		53,681,260	193,517,351

NORONT RESOURCES LTD.

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

THREE MONTHS ENDED JULY 31, 2009

(EXPRESSED IN CANADIAN DOLLARS)

(Unaudited)

	Noront Resources Ltd.	Freewest Resources Canada Inc.	Note	Pro Forma Adjustments	Pro Forma Consolidated Noront
Income
Interest Income	$20,016	$3,807		$—	$23,823
Management fee income	30,682	—		—	30,682
Other income	—	4,031		—	4,031

	50,698	7,838		—	58,536
Expenses
Consulting, wages, benefits and professional fees	536,409	52,673		—	589,082
Office and general	316,812	68,072		—	384,884
Filing fees and shareholder information	58,171	121,644		—	179,815
General exploration expense	90,043	—		—	90,043
Amortization	30,727	251		—	30,978
Loss on adjustment of value of marketable securities	—	(173,930)	3(e)	173,930	—
Stock-based compensation	157,565	44,816		—	202,381

	1,189,727	113,526		173,930	1,477,183

Loss before the following:	(1,139,029)	(105,688)		(173,930)	(1,418,647)
Employee severance payments	1,495,605	—		—	1,495,605
Mining properties and deferred exploration expenditures written-off	—	154,480			154,480

Net loss for the period	$(2,634,634)	$(260,168)		$(173,930)	$(3,068,732)

Other comprehensive loss
Unrealized gain on available-for-sale marketable securities, net of taxes	110,725	3,057,209	3(e)	173,930	3,341,864

Total other comprehensive (loss) income	$(2,523,909)	$2,797,041		$—	$273,132

Basic and diluted loss per common share	$(0.02)	$—		$—	$(0.01)

Weighted average number of common shares outstanding	154,703,457	210,946,700		53,681,260	208,384,717

NORONT RESOURCES LTD.

NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

July 31, 2009 and April 30, 2009

(Unaudited)

1.	Basis of presentation

On October 5, 2009, Noront Resources Ltd. (“Noront” or the “Company”) announced that it intends to acquire, in stock and cash transactions, all of the outstanding common shares of Freewest Resources Canada Inc. (“Freewest”).

The combined effects of the proposed transaction (the “Acquisition”) with Freewest have been presented in these unaudited pro forma consolidated financial statements. These unaudited pro forma consolidated financial statements have been prepared on the basis that each shareholder of Freewest will receive shares of common stock of Noront in exchange for their Freewest common shares.

These unaudited pro forma consolidated financial statements have been compiled from and include:

(a)	An unaudited pro forma consolidated balance sheet combining the unaudited balance sheet of Noront as at July 31, 2009 with the unaudited consolidated balance sheet of Freewest as at July 31, 2009 giving effect to the transaction as if the Acquisition occurred on July 31, 2009.

(b)	An unaudited pro forma consolidated statement of operations combining (i) the audited statement of operations of the Company for the year ended April 30, 2009 with, (ii) the constructed statement of operations of Freewest for the twelve months ended April 30, 2009 giving effect to the transaction as if the Acquisition occurred on May 1, 2008. The statement of operations of Freewest for the twelve months ended April 30, 2009 has been constructed by adding together (a) the results for the six months ended April 30, 2009, and (b) the results for the six months ended October 31, 2008 (derived from Freewest’s audited financial statements for the year ended October 31, 2008).

(c)	An unaudited pro forma consolidated interim statement of operations combining (i) the unaudited interim statement of operations of the Company for the three months ended July 31, 2009 with, (ii) unaudited interim statement of operations of Freewest for the three months ended July 31, 2009 giving effect to the transaction as if the Acquisition occurred on May 1, 2009. (The statement of operations of Freewest for the three months ended July 31, 2009 has been derived from Freewest’s unaudited financial statements for the nine months ended July 31, 2009).

The unaudited pro forma consolidated balance sheet and statements of operations have been presented on the above basis in compliance with relevant securities rules in that the unaudited pro forma consolidated financial statements reflect the Freewest financial statements for a period that is no more than 93 days from Noront’s year-end. The unaudited pro forma consolidated financial statements have been compiled using the significant accounting policies as set out in the audited financial statements of Noront for the year ended April 30, 2009. The unaudited pro forma consolidated financial statements should be read in conjunction with the historical financial statements and notes thereto of the Company and Freewest described above.

Management of Noront has consolidated certain line items from Freewest’s financial statements in an attempt to conform to the presentation of the Company’s financial statements. It is management’s opinion that these unaudited pro forma consolidated financial statements include all adjustments necessary for the fair presentation of the transactions described in Note 2 in accordance with Canadian generally accepted accounting principles.

The unaudited pro forma consolidated financial statements are not intended to reflect the results of operations or the financial position of the Company which would have actually resulted had the proposed transactions been effected on the dates indicated. Further, the unaudited pro forma financial information is not necessarily indicative of the results of operations that may be obtained in the future. Due to the limited nature of publicly available information, Noront has not been able to determine the fair value of all identifiable assets and liabilities acquired or the complete impact of applying purchase accounting on the income statement. After reflecting the pro forma purchase adjustments, the excess of the purchase consideration over the book values of the Freewest assets and liabilities has been allocated in full to Acquired Mineral Property Interests. Upon consummation of the proposed acquisition of Freewest, the fair value of all identifiable assets and liabilities acquired will be determined. On completion of valuations, with a corresponding adjustment to the historic carrying amounts of property, plant and equipment, or on recording of any finite life intangible assets on acquisition, these adjustments will impact the measurement of amortization recorded in consolidated income statements of Noront for periods after the date of acquisition. Typically, any increase in the values assigned by Noront to the Freewest capital assets would result in increased amortization charges. The fair value of the net assets of Freewest to be acquired will ultimately be determined after the closing of the transaction. Therefore, it is likely that the fair values of assets and liabilities acquired will vary from the preliminary purchase allocation and the differences may be material.

2.	Business acquisition

The business combination will be accounted for as a purchase transaction, with Noront as the acquirer of Freewest.

In consideration for the acquisition of Freewest, the Company will issue 0.25 shares of Noront common stock for each outstanding common share of Freewest totaling approximately 53,681,260 common shares to shareholders of Freewest, representing approximately $88.6 million total value based on the offer price of Noront’s common stock plus $0.0001 per Freewest shares. In addition, the warrants and options to be issued by Noront will amount to approximately $10.7 million.

For accounting purposes, the measurement of the purchase consideration in the unaudited pro forma consolidated financial statement information is based on the market price of Noront common shares over a 2-day period before and after the announcement dates and is estimated at $1.65 per each Noront share.

Each Freewest warrant or stock option which gives the holder the right to acquire shares in the common stock of Freewest when presented for execution will be exchanged for a warrant or stock option which will give the holder the right to acquire shares in the common stock of Noront on the same basis as the exchange of Freewest’s common shares for Noront common shares. These warrants and options have been included in the purchase consideration at their fair value of approximately $10.7 million based on the Black-Scholes pricing model.

The principal assumptions used in applying the Black-Scholes option-pricing model were as follows:

Risk-free interest rate	2.46%
Dividend yield	N/A
Volatility factor	145%
Expected life – options	3.5 years
Remaining period to expiry date – warrants (weighted average)	0-2 years

For the purpose of determining the value of the purchase consideration, the shares, options and warrants have been derived from the latest published financial statements of Freewest as at July 31, 2009. The number of warrants outstanding per Freewest’s July 31, 2009 financial statement fails to include 7.4 million warrants issued in June 2009 pursuant to a private placement. The warrants were not recorded in Freewest’s financial statements for the three months ended July 31, 2009. The value of the purchase consideration for accounting purposes will differ from the amount assumed in the unaudited pro forma consolidated financial statement information for changes in the number of outstanding shares, options and warrants from July 31, 2009 to the transaction closing date.

The fair value of the net assets of Freewest to be acquired will ultimately be determined after the closing of the transaction. Therefore, it is likely that the fair values of assets and liabilities acquired will vary from those shown below and the differences may be material. The preliminary purchase price allocation is subject to change and is summarized as follows:

Preliminary purchase price:
Common shares of Noront Resources Ltd. issued on acquisition	$88,574,079
Stock options to be exchanged for options of Noront Resources Ltd.	4,822,045
Share purchase warrants to be exchanged for warrants of Noront Resources Ltd.	5,918,094
Cash	21,473
Acquisition costs (estimated)	1,980,000

$101,315,691

Net assets acquired:
Cash and cash equivalents	$6,113,154
Accounts receivable and other	1,036,262
Due from related corporation	836
Marketable securities	292,314
Prepaid expenses	144,890
Investments	3,263,075
Property and equipment	7,804
Acquired mineral property interests	125,427,433
Accounts payable and accrued liabilities	(1,818,604)
Future income tax liability	(33,151,473)

$101,315,691

3.	Pro forma assumptions and adjustments

The unaudited pro forma consolidated financial statements incorporate the following pro forma assumptions:

(a)	The purchase price for the Acquisition has been allocated to the acquired assets and liabilities on a proforma basis as described in Note 2.

(b)	Transaction costs have been assumed to be $1.98 million as per management’s best estimate.

(c)	Future income taxes have been taken into consideration in connection with the purchase price allocation where assumed fair values exceed the carry forward book values.

(d)	Book values of acquired business capital stock, equity accounts and accumulated deficit are eliminated in adjustment transaction.

(e)	To re-allocate mark to market adjustment to comprehensive loss.

4.	Pro forma share capital

Pro forma share capital as at July 31, 2009 has been determined as follows:

	Number of shares	Amount
Number of Noront common shares issued and outstanding	154,703,457	$91,605,051
Number of Noront common shares to be issued to Freewest’ shareholders	53,681,260	88,574,079

Pro forma balance	208,384,717	$180,179,130

5.	Pro forma loss per share

Pro forma basic loss per share for the three months ended July 31, 2009 and the year ended April 30, 2009 has been calculated based on actual weighted average number of Noront common shares outstanding for the respective periods and the assumed number of Noront common shares issued to Freewest’s shareholders being effective on May 1, 2009 and May 1, 2008 respectively.

	Three months ended July 31, 2009	Year ended April 30, 2009
	(Shares or dollars)
Actual weighted average number of Noront common shares outstanding	154,703,457	139,836,091
Assumed number of Noront common shares to be issued to Freewest’s shareholders	53,681,260	53,681,260

Pro forma weighted average number of Noront common shares outstanding	208,384,717	193,517,351

Pro forma net loss	$(3,068,732)	$(27,459,443)
Pro forma adjusted basic and diluted loss per share	$(0.01)	$(0.14)

The Information Agent for the Offer is:

North American Toll Free Phone:

1-888-882-6742

Email: assistance@laurelhillag.com

Outside North America, Banks and Brokers Call Collect: 1-416-637-4661

The Depositary for the Offer is:

EQUITY TRANSFER & TRUST COMPANY

By Mail, by Hand, by Courier

200 University Avenue,

Suite 400

Toronto, Ontario

M5H 4H1

Attention: Corporate Actions

Telephone (Local): 416-361-0152

North American Toll Free: 1-866-393-4891

Email: investor@equitytransfer.com

Facsimile: 416-361-0470

The Instructions accompanying this Letter of Transmittal should be read carefully before completing this Letter of Transmittal. This Letter of Transmittal is for use in accepting the Offer (as defined herein) by Noront Resources Ltd. to purchase all of the outstanding common shares of Freewest Resources Canada Inc. (including the associated rights issued under the Shareholder Rights Plan (as defined herein)).

LETTER OF TRANSMITTAL

for deposit of common shares

(together with the associated rights issued under the Shareholder Rights Plan)

of

FREEWEST RESOURCES CANADA INC.

pursuant to the Offer dated October 13, 2009

by

NORONT RESOURCES LTD.

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (TORONTO TIME) ON

NOVEMBER 18, 2009 (THE “EXPIRY TIME”), UNLESS EXTENDED OR WITHDRAWN.,

USE THIS LETTER OF TRANSMITTAL IF:

1.	YOU ARE DEPOSITING ONE OR MORE COMMON SHARE CERTIFICATE(S); OR

2.	YOU PREVIOUSLY DEPOSITED COMMON SHARES PURSUANT TO A NOTICE OF GUARANTEED DELIVERY

This Letter of Transmittal or a manually signed facsimile hereof (the “Letter of Transmittal”), properly completed and duly executed, together with all other required documents, must accompany share certificates and rights certificates, if applicable, representing common shares (“Common Shares”) of Freewest Resources Canada Inc. (“Freewest”) and the associated rights (the “SRP Rights”) issued under the shareholder rights plan of Freewest (the “Shareholder Rights Plan”), deposited under the offer dated October 13, 2009 (the “Offer”) made by Noront Resources Ltd. (“Noront”) to purchase all of the issued and outstanding Common Shares, including any Common Shares that may become issued and outstanding after the date of the Offer but before the Expiry Time upon the conversion, exchange or exercise of options, warrants or other securities of Freewest (other than SRP Rights) that are convertible, exchangeable or exercisable for Common Shares, together with the SRP Rights issued under the Shareholder Rights Plan, on the basis of 0.25 of a common share of Noront (“Noront Common Shares”) and $0.0001 in cash for each Common Share (the “Offer”), and must be received by Equity Transfer & Trust Company, the depositary for the Offer (the “Depositary”) prior to 5:00 p.m. (Toronto time), on November 18, 2009 at its office set out below.

The terms and conditions of the Offer are incorporated by reference in the Letter of Transmittal. Certain terms used but not defined in the Letter of Transmittal which are defined in the Glossary of the Offer to Purchase and Circular shall have the respective meanings ascribed thereto in such Glossary.

If a Shareholder wishes to accept the Offer and deposit Common Shares pursuant to the Offer and either the certificate(s) representing the Common Shares to be deposited is/are not immediately available or the certificate(s) representing the Common Shares and all other required documents cannot be delivered to the Depositary at or prior to the Expiry Time, the Common Shares may nevertheless be deposited validly under the Offer, provided the Shareholder deposits the Common Shares according to the guaranteed delivery procedure set forth in Section 3 of the Offer to Purchase, “Manner of Acceptance – Procedure for Guaranteed Delivery” by using the accompanying Notice of Guaranteed Delivery (on pink paper). See Instruction 2 in the Letter of Transmittal, “Procedure for Guaranteed Delivery”.

Any questions and requests for assistance in completing this Letter of Transmittal may be directed to the Depositary. The contact details for the Depositary are provided at the end of this document. Shareholders who wish to deposit Common Shares under the Offer and whose certificate is registered in the name of a broker, dealer, commercial bank, trust company or other nominee should immediately contact such nominee in order to take such necessary steps to be able to deposit such Common Shares under the Offer.

DELIVERY OF THE LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN THE ONE SET FORTH HEREIN WILL NOT CONSTITUTE A VALID DELIVERY TO THE DEPOSITARY.

YOU MUST SIGN THE LETTER OF TRANSMITTAL IN THE APPROPRIATE SPACE PROVIDED BELOW.

Please read the Instructions set forth below carefully before completing the Letter of Transmittal.

TO:	NORONT RESOURCES LTD.

AND TO:	EQUITY TRANSFER & TRUST COMPANY

The undersigned delivers to you the enclosed certificate(s) representing the Common Shares, including SRP Rights, deposited under the Offer. Subject only to the provisions set out in the Offer to Purchase regarding withdrawal, the undersigned irrevocable accepts the Offer for the such Common Shares upon the terms and conditions of the Offer. Unless the Shareholder Rights Plan has become inoperative, the shareholders of Common Shares (the “Shareholders”) are required to deposit one SRP Right for each Common Share in order to effect a valid deposit of such Common Shares. The undersigned understands that by depositing Common Shares to the Offer, the undersigned will be deemed to have deposited the SRP Rights associated with such Common Shares. No additional payment will be made for the SRP Rights and no amount of the consideration to be paid by Noront for the Common Shares will be allocated to the SRP Rights. The following are the details of the enclosed certificate(s):

(Please print. If space is insufficient, attach a list in the form below.)

BOX 1- COMMON SHARES
Certificate Number(s) (if available)	Name(s) in Which Registered	Number of Common Shares Represented by Certificate(s)	Number of Deposited Common Shares*

TOTAL SHARES DEPOSITED

*	Unless otherwise indicated, the total number of Common Shares and SRP Rights evidenced by all certificates delivered pursuant to acceptance of the Offer will be deemed to have been deposited. See Instruction 7 of the Letter of Transmittal, “Partial Tenders”

BOX 2 - SRP RIGHTS
Certificate Number(s) (if available)	Name(s) in Which Registered	Number of SRP Rights Represented by Certificate(s)	Number of Deposited SRP Rights**

TOTAL SRP RIGHTS DEPOSITED

**	The following procedures must be followed in order to effect the valid delivery of certificates representing SRP Rights (“Rights Certificate”): (a) if the Separation Time under the Shareholder Rights Plan has not occurred before the Expiry Time, a deposit of Common Shares by the undersigned will also constitute a deposit of the associated SRP Rights; (b) if the Separation Time occurs before the Expiry Time and Rights Certificates have been distributed by Freewest to the undersigned prior to the time that the undersigned’s Common Shares are deposited under the Offer, Rights Certificate(s) representing SRP Rights equal in number to the number of Common Shares deposited must be delivered to the Depositary with the certificate(s) representing the Common Shares; and (c) if the Separation Time occurs before the Expiry Time and Rights Certificates are not distributed by the time the undersigned deposits its Common Shares under the Offer, the undersigned may deposit its SRP Rights before receiving Rights Certificate(s) by using the guaranteed delivery procedure described below. Note that in any case, a deposit of Common Shares constitutes an agreement by the undersigned to deliver Rights Certificate(s) representing SRP Rights equal in number to the number of Common Shares deposited under the Offer to the Depositary on or before the third trading day on the TSX Venture Exchange (the “TSX-V”) after the date, if any, that Rights Certificate(s) are distributed. Noront reserves the right to require, if the Separation Time occurs before the Expiry Time, that the Depositary receive from the undersigned, prior to taking up the Common Shares for payment pursuant to the Offer, Rights Certificate(s) from the undersigned representing SRP Rights equal in number to the Common Shares.

The undersigned acknowledges receipt of the Offer to Purchase and the accompanying Circular and acknowledges that there will be a binding agreement between the undersigned and Noront, effective immediately following Noront taking up the Common Shares deposited by the undersigned pursuant to this Letter of Transmittal, in accordance with the terms and conditions of the Offer. The undersigned represents and warrants that: (i) the undersigned has full power and authority to deposit, sell, assign and transfer the Common Shares covered by this Letter of Transmittal delivered to

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the Depositary (the “Deposited Shares”) and all rights and benefits arising from such Deposited Shares including, without limitation, any and in and to all dividends, distributions, payments, securities, property or other interests (including the SRP Rights) that may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Shares or any of them on and after the date of the Offer, including any dividends, distributions or payments on such dividends, distributions, payments, securities, property or other interests (collectively, “Distributions”); (ii) the undersigned owns the Deposited Shares and any Distributions deposited under the Offer; (iii) the Deposited Shares and Distributions have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any of the Deposited Shares or Distributions to any other person; (iv) the deposit of the Deposited Shares and Distributions complies with applicable Laws; and (v) when the Deposited Shares and Distributions are taken up by Noront, Noront will acquire good title thereto (and to any Distributions), free and clear of all liens, restrictions, charges, encumbrances, claims and rights of others (“Encumbrances”).

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IN CONSIDERATION OF THE OFFER AND FOR VALUE RECEIVED, upon the terms and subject to the conditions set forth in the Offer to Purchase and in this Letter of Transmittal, subject only to the withdrawal rights set out in the Offer to Purchase, the undersigned irrevocably accepts the Offer for and in respect of the Deposited Shares and delivers to Noront the enclosed Common Share certificate(s) and Rights Certificates(s), if applicable, representing the Deposited Shares and, on and subject to the terms and conditions of the Offer, deposits, sells, assigns and transfers to Noront all right, title and interest in and to the Deposited Shares, and in and to all rights and benefits arising from the Deposited Shares, including the SRP Rights, whether or not separated from the Deposited Shares, and any and all Distributions.

If, on or after the date of the Offer, Freewest should divide, combine, reclassify, consolidate, convert or otherwise change any of the Common Shares or its capitalization, issue any Common Shares, or issue, grant or sell any Freewest Options or other securities that are convertible into or exchangeable or exercisable for Common Shares, or disclose that it has taken or intends to take any such action, the undersigned agrees that Noront may, in its sole discretion and without prejudice to its rights under “Conditions of the Offer” in Section 4 of the Offer to Purchase, make such adjustments as it considers appropriate to the purchase price and other terms of the Offer (including, without limitation, the type of securities offered to be purchased and the amount payable therefor) to reflect such division, combination, reclassification, consolidation, conversion, issuance, grant, sale or other change.

Common Shares and any Distributions acquired under the Offer shall be transferred by the Shareholder and acquired by Noront free and clear of Encumbrances and together with all rights and benefits arising therefrom, including, without limitation, the right to any and all dividends, distributions, payments, securities, property, rights (including SRP Rights), assets or other interests which may be accrued, declared, paid, issued, distributed, made or transferred on or after the date of the Offer on or in respect of the Common Shares, whether or not separated from the Common Shares. If, on or after the date of the Offer, Freewest should declare, set aside or pay any dividend or declare, make or pay any other distribution or payment on or declare, allot, reserve or issue any securities, rights or other interests with respect to any Common Shares, which is or are payable or distributable to Shareholders on a record date prior to the date of transfer into the name of Noront or its nominee or transferee on the securities registers maintained by or on behalf of Freewest in respect of Common Shares accepted for purchase under the Offer, then (and without prejudice to its rights under “Conditions of the Offer” in Section 4 of the Offer to Purchase), (a) in the case of cash dividends, distributions or payments, the amount of dividends, distributions or payments shall be received and held by the depositing Shareholders for the account of Noront until Noront pays for such Common Shares, and to the extent that the value of such dividends, distributions or payments do not exceed the value of the Offer Price per Common Share payable by Noront pursuant to the Offer, the purchase price per Common Share, as the case may be, pursuant to the Offer will be reduced by the amount of any such dividend, distribution or payment, (b) in the case of non-cash dividends, distributions, payments, securities, property, rights, assets or other interests, the whole of any such non-cash dividends, distributions, payments, securities, property, rights, assets or other interests shall be received and held by the depositing Shareholder for the account of Noront and shall be required to be promptly remitted and transferred by the depositing Shareholder to the Depositary for the account of Noront, accompanied by appropriate documentation of transfer, and (c) in the case of any cash dividends, distributions or payments, the aggregate amount of which exceeds the Offer Price per Common Share payable by Noront pursuant to the Offer, the whole of any such cash dividend, distribution or payment shall be received and held by the depositing Shareholders for the account of Noront and shall be required to be promptly remitted and transferred by the depositing Shareholders to the Depositary for the account of Noront, accompanied by appropriate documentation of transfer. Pending such remittance, Noront will be entitled to all rights and privileges as the owner of any such dividend, distribution, payment, securities, property, rights, assets or other interests and may withhold the entire Offer Price payable by Noront under the Offer or deduct from the Offer Price payable by Noront under the Offer the amount or value thereof, as determined by Noront in its sole discretion.

If the Separation Time does not occur prior to the Expiry Time, a deposit of Common Shares will also constitute a deposit of the associated SRP Rights. If the Separation Time occurs before the Expiry Time and Rights Certificates are distributed by Freewest to the Shareholders prior to the time that the undersigned’s Common Shares are deposited under the Offer, in order for the Deposited Shares to be validly deposited, Rights Certificate(s) representing SRP Rights equal in number to the number of Deposited Shares must be delivered to the Depositary. If the Separation Time occurs before the Expiry Time and Rights Certificates are not distributed by the time the undersigned deposits its Deposited Shares, the undersigned may deposit its SRP Rights before receiving Rights Certificate(s) by using the guaranteed delivery procedure set forth in the Offer to Purchase and the Notice of Guaranteed Delivery. In any case, a

4

deposit of the Common Shares constitutes an agreement by the signatory to deliver Rights Certificate(s) representing SRP Rights equal in number to the number of Common Shares deposited under the Offer to the Depositary on or before the third trading day on the TSX-V after the date, if any, that Rights Certificate(s) are distributed to the Shareholders. Noront reserves the right to require, if the Separation Time occurs before the Expiry Time, that the Depositary receive from the undersigned, prior to taking up the Deposited Shares for payment pursuant to the Offer, Rights Certificate(s) representing SRP Rights equal in number to the Common Shares deposited by the undersigned.

The undersigned irrevocably constitutes and appoints, effective at and after the time (the “Effective Time”) that Noront takes up the Deposited Shares, each director or officer of Noront, and any other person designated by Noront in writing, as the true and lawful agent, attorney, attorney-in-fact and proxy of the holder of the Common Shares covered by this Letter of Transmittal (which Common Shares upon being taken up are hereinafter referred to as the “Purchased Securities”) with respect to such Purchased Securities, with full powers of substitution (such powers of attorney, being coupled with an interest, being irrevocable), in the name of and on behalf of such Shareholder:

(a)	to register or record the transfer and/or cancellation of such Purchased Securities to the extent consisting of securities on the appropriate securities registers maintained by or on behalf of Freewest;

(b)	for so long as any such Purchased Securities are registered or recorded in the name of such Shareholder, to exercise any and all rights of such Shareholder including, without limitation, the right to vote, to execute and deliver (provided the same is not contrary to applicable Laws), as and when requested by Noront, any and all instruments of proxy, authorizations or consents in form and on terms satisfactory to Noront in respect of any or all Purchased Securities, to revoke any such instruments, authorizations or consents given prior to or after the Effective Time, to designate in such instruments, authorizations or consents any person or persons as the proxy of such Shareholder in respect of such Purchased Securities for all purposes including, without limitation, in connection with any meeting or meetings (whether annual, special or otherwise, or any adjournment thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of Freewest;

(c)	to execute, endorse and negotiate, for and in the name of and on behalf of such Shareholder, any and all cheques or other instruments representing any Distributions payable to the order of, or endorsed in favour of the Shareholder;

(d)	to exercise any other rights of a Shareholder with respect to such Purchased Securities; and

(e)	execute all such further and other documents, transfers or other assurances as may be necessary or desirable in the sole judgement of Noront to effectively convey Purchased Securities to Noront.

The undersigned accepts the Offer under the terms of this Letter of Transmittal and revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by such Shareholder at any time with respect to the Deposited Shares or any Distributions. The undersigned agrees that no subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise will be granted with respect to the Deposited Shares or any Distributions or on behalf of the depositing Shareholder unless the Deposited Shares are not taken up and paid for under the Offer or are properly withdrawn in accordance with Section 7 of the Offer to Purchase, “Right to Withdraw Deposited Common Shares”.

The undersigned also agrees not to vote any of the Purchased Securities at any meeting (whether annual, special or otherwise, or any adjournments thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of Freewest and, except as may otherwise be agreed to with Noront, not to exercise any of the other rights or privileges attached to the Purchased Securities, and agrees to execute and deliver to Noront any and all instruments of proxy, authorizations or consents in respect of all or any of the Purchased Securities, and agrees to designate or appoint in any such instruments of proxy, authorizations or consents, the person or persons specified by Noront as the proxy of the holder of the Purchased Securities. Upon such appointment, all prior proxies and other authorizations (including, without limitation, all appointments of any agent, attorney or attorney-in-fact) or consents given by the holder of such Purchased Securities with respect thereto will be revoked and no subsequent proxies or other authorizations or consents may be given by such person with respect thereto.

5

The undersigned covenants under the terms of this Letter of Transmittal to execute, upon request of Noront, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Securities to Noront. Each authority herein conferred or agreed to be conferred is, to the extent permitted by Applicable Laws, irrevocable and may be exercised during any subsequent legal incapacity of the undersigned and shall, to the extent permitted by applicable Laws, survive the death or incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned herein shall be binding upon the heirs, executors, administrators, attorneys, personal representatives, successors and assigns of the undersigned.

The Depositary will act as the agent of persons who have deposited Common Shares in acceptance of the Offer for the purposes of receiving payment from Noront and transmitting such payment to such persons, and receipt of payment by the Depositary will be deemed to constitute receipt of payment by persons depositing Common Shares under the Offer.

Settlement with each Shareholder who has deposited Common Shares pursuant to the Offer will be made by the Depositary forwarding share certificate(s) representing the Noront Common Shares and a cheque in the amount to which the depositing Shareholder is entitled. Unless otherwise directed in this Letter of Transmittal, share certificates and a cheque representing the Offer Price will be issued in the name of the registered holder of the Common Shares so deposited. Unless the person depositing the Common Shares instructs the Depositary to hold the certificate(s) representing Noront Common Shares for pick-up by checking the appropriate box in the Letter of Transmittal, such share certificate(s) and cheque will be forwarded by first class insured mail to such person at the address specified in this Letter of Transmittal. If no such address is specified, the certificate(s) representing Noront Common Shares and cheque will be sent to the address of the holder as shown on the securities registers maintained by or on behalf of Freewest. Certificates representing Noront Common Shares and cheques mailed in accordance with this paragraph will be deemed to be delivered at the time of mailing. The undersigned further understands and acknowledges that under no circumstances will interest accrue or be paid by Noront or the Depositary to persons depositing Common Shares on the purchase price of Common Shares purchased by Noront, regardless of any delay in making such payment.

Any deposited Common Shares that are not taken up and paid for by Noront pursuant to the terms and conditions of the Offer for any reason will be returned, at Noront’s expense, to the depositing Shareholder as soon as practicable after the Expiry Time or withdrawal or termination of the Offer by sending certificates representing the Common Shares not purchased by first class insured mail to the address of the depositing Shareholder specified in this Letter of Transmittal or, if such name or address is not so specified, in such name and to such address as shown on the securities registers maintained by or on behalf of Freewest.

No fractional Noront Common Shares will be issued pursuant to the Offer. Where the aggregate number of Noront Common Shares to be issued to a Shareholder as consideration under the Offer would result in a fraction of a Noront Common Share being issuable, the number of Noront Common Shares to be received by such Shareholder will either be rounded up (if the fractional interest is 0.5 or more) or down (if the fractional interest is less than 0.5) to the nearest whole number. Any cash consideration owing to a Shareholder pursuant to the Offer will be rounded up to the next whole cent.

Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Common Shares directly with the Depositary.

By reason of the use by the undersigned of an English language form of Letter of Transmittal, the undersigned shall be deemed to have required that any contract evidenced by the Offer to Purchase as accepted through this Letter of Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. En raison de l’usage d’une lettre d’envoi en langue anglaise par le soussigné, le soussigné et les destinataires sont présumés avoir requis que tout contrat attesté par l’offre et son acceptation par cette lettre d’envoi, de même que tous les documents qui s’y rapportent, soient rédigés exclusivement en langue anglaise.

6

PLEASE COMPLETE BOX A AND EITHER BOX B OR BOX C. SEE INSTRUCTION 5 BELOW.

BOX A TO BE COMPLETED BY ALL SHAREHOLDERS REGISTER NORONT COMMON SHARES IN / ISSUE CHEQUE PAYABLE TO THE FOLLOWING NAME AND ADDRESS (please print or type)
(Name)
(Street Address and Number)
(City and Province or State)
(Country and Post (or Zip) Code)
Telephone – Business Hours
(Tax Identification, Social Insurance or Social Security Number)

BOX B DELIVERY INSTRUCTIONS		BOX C PICK-UP INSTRUCTIONS
☐		☐

ISSUE A CHEQUE AND SHARE CERTIFICATE(S) in the name of the undersigned as it appears in Box “A” and SEND THE CHEQUE AND SHARE CERTIFICATE(S) TO THE ADDRESS OF THE UNDERSIGNED TO THE FOLLOWING ADDRESS (complete the following ONLY if you wish to have cheques and certificates sent to an address other than that shown in Box A):

OR

ISSUE A CHEQUE AND SHARE CERTIFICATE(S) in the name of the undersigned as it appears in Box A and HOLD CHEQUE AND SHARE CERTIFICATE(S) FOR PICK-UP AT THE OFFICE OF THE DEPOSITARY IN TORONTO as indicated above.

(please print or type)		(See last page for address of Depositary)
(Name)
(Street Address and Number)
(City and Province or State)
(Country and Postal (or Zip) Code)
(Telephone – Business Hours)

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BOX D

TAX DEFERRAL ELECTION

As described under the heading “Certain Canadian Federal Income Tax Considerations” in Section 20 of the Offer to Purchase and Circular, an Eligible Shareholder is entitled to require Noront to execute one or more election forms for the purpose of achieving a tax-deferred exchange for Canadian federal (and where applicable, provincial) income tax purposes. An “Eligible Shareholder” means a beneficial owner of Common Shares that is (i) a resident of Canada for the purposes of the Tax Act other than a Tax Exempt Person, (ii) a partnership, any member of which is a resident of Canada for the purposes of the Tax Act (other than a partnership, all the members of which that are residents of Canada are Tax Exempt Persons), or (iii) a non-resident of Canada for the purposes of the Tax Act and any applicable income tax treaty whose Common Shares constitute “taxable Canadian property” (as defined in the Tax Act) and who is not exempt for Canadian tax in respect of any gain realized on the disposition of Common Shares by reason of an exemption contained in an applicable income tax treaty.

To achieve a tax-deferred exchange, an Eligible Shareholder must fully complete and sign two copies of the relevant election forms. The Eligible Shareholder must ensure that two copies of each applicable form are received by Noront, Attention: Chief Financial Officer, on or before the ninetieth day after the Expiry Time. Noront agrees only to execute an election form received by Noront on or before the ninetieth day after the Expiry Time if it complies with the requirements set forth in the next paragraph, and, if so, to forward one copy of such election form by mail to the Eligible Shareholder at the address for the Eligible Shareholder indicated on the election form within 30 days after the receipt thereof. The Eligible Shareholder must file the completed and signed joint tax election form with the CRA, and with the provincial tax authorities as applicable, within the time prescribed. A summary of those prescribed time limits are set forth in Section 20 of the Circular.

Eligible Shareholders should consult their own tax advisors for assistance with respect to making a valid federal, and any applicable provincial, tax election.

Noront will execute and return to an Eligible Shareholder for filing a tax election form sent to it only if such tax election form (i) is fully and properly completed and signed by the applicable Eligible Shareholder and (ii) is received by Noront at the address noted above on or before the ninetieth day after the Expiry Time. Within 30 days after the Expiry Time, a tax information package containing the tax election forms with instructions on how to make the election or elections (tax package) will be separately distributed to each Eligible Shareholder that checks the box below and returns this letter to Noront at the above address on or before the Expiry Time.

Compliance with the requirements to ensure a valid election is filed under subsection 85(1) or (2) of the Tax Act (and the corresponding provisions of any applicable provincial tax legislation) will be the sole responsibility of the Eligible Shareholder making such election. Accordingly, neither Noront nor the Depositary will be responsible or liable for taxes, interest, penalties, damages or expenses resulting from the failure by anyone to properly complete any election form or to properly file it within the time prescribed and in the form prescribed under the Tax Act (and the corresponding provisions of any applicable provincial tax legislation).

☐        PLEASE CHECK THIS BOX IF YOU WANT THE TAX PACKAGE TO BE PROVIDED TO YOU BY NORONT.

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BOX E TO BE COMPLETED BY ALL SHAREHOLDERS BY SELECTING ONE BOX BELOW	BOX F TO BE COMPLETED BY ALL SHAREHOLDERS BY SELECTING ONE BOX BELOW

☐        The undersigned represents that he or she is a resident of Canada for tax purposes.

OR

☐        The undersigned represents that he or she is not a resident of Canada for tax purposes.

OR

☐        The undersigned represents that he or she is not a resident of Canada for tax purposes, but is a resident of the following country as may be provided pursuant to the terms of a tax treaty entered into between Canada and the aforesaid country, where applicable:

☐        The undersigned represents that it is not a U.S. Shareholder and is not acting on behalf of a U.S. Shareholder

OR

☐        The undersigned is a U.S. Shareholder or is acting on behalf of a U.S. Shareholder.

A U.S. Shareholder is any Shareholder that is either (A) providing an address in Box “A” or “B” that is located within the United States or any territory or possession thereof, or (B) a U.S. person for United States federal income tax purposes (as further described in Instruction 10).

If you are a U.S. Shareholder or are acting on behalf of a U.S. Shareholder, then in order to avoid backup withholding you must complete the Substitute Form W-9 included below or otherwise provide certification that you are exempt from backup withholding, as provided in the instructions. If you require a Form W-8 (because, for example, you are a U.S. Shareholder who is not a U.S. person for U.S. federal income tax purposes), please contact the Depositary.

Signature guaranteed by (if required under Instruction 3):	BOX G TO BE COMPLETED BY ALL SHAREHOLDERS	Date: , 200

Authorized Signature of Guarantor		Signature of Shareholder or Authorized Representative – See Instruction 4
Name of Guarantor (please print or type)		Name of Shareholder (please print or type)
Address of Guarantor (please print or type)		Taxpayer Identification, Social Insurance or Social Security Number of Shareholder (Please print or type)
Name of Authorized Representative, if applicable (please print or type)
Daytime telephone number of Shareholder or Authorized Representative
Daytime facsimile number of Shareholder or Authorized Representative

9

BOX H SUBSTITUTE FORM W-9 TO BE COMPLETED BY U.S. SHAREHOLDERS ONLY
SUBSTITUTE FORM W-9	Part 1 – Please provide your name in the box at right.
Name
Address
Department of the Treasury Internal Revenue Service Request for Taxpayer Identification Number and Certification.

Taxpayer Identification Number (“TIN”) – ENTER YOUR TIN IN THE BOX AT RIGHT. The TIN provided must match the name given to avoid backup withholding. For individuals, this is your social security number. If you do not have a TIN, see “Obtaining a Number” in the Guidelines included in this form. CERTIFY BY SIGNING AND DATING BELOW

NOTE: If the account is in more than name, see Section 2 under Guidelines for Certification of Taxpayer Identification Number on substitute Form W-9.

Social Security Number(s) (If awaiting TIN, write “Applied For”) OR

Please check the appropriate box:

Individual / Sole Proprietor ☐ Corporation ☐

Partnership ☐                          Other ☐

Limited Liability Partnership ☐ (enter the tax classification:
D = Disregarded Entity, C=Corporation, P=Partnership):

Employer Identification Number(s) (If awaiting TIN, write “Applied For”)
Part 2 – For payees exempt from backup withholding, please write “exempt” here (see Instructions).

Part 3 – Certification – Under penalties of perjury, I certify that:

(1)     The number shown on this form is my correct TIN (or I am waiting for TIN to be issued to me); and

(2)     1 am not subject to backup withholding because (a) I am exempt from backup withholding, (b) I have not been notified by the Internal Revenue Service (“IRS”) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and

(3)     I am a U.S. person for U.S. federal income tax purposes (including a U.S. resident alien).

Certificate Instructions. You must cross out Item (2) above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return.

The IRS does not require your consent to any provision of this document other than the certifications required to avoid backup withholding.

Signature of U.S. person                              Date                             , 200

NOTE: Failure to furnish your correct TIN may result in penalties imposed by the IRS and in backup withholding of 28% of the gross amount of consideration paid to you pursuant to the Offer. For additional details, please review the enclosed “Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9” that follow the instructions accompanying this Letter of Transmittal and Election.

You must complete the following certificate if you wrote “Applied For” in Part 1 of Substitute Form W-9.

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CERTIFICATION OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate IRS Center or Social Security Administration Office or (b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a TIN by the time of payment, 28% of the gross proceeds of such payment made to me will be withheld. I understand that with respect to interest and dividend payments, and certain payments made with respect to readily tradable instruments, I will generally have 60 days to get a TIN and give it to the requester before I am subject to backup withholding on payments. The 60-day rule does not apply to other types of payments. I understand that I will be subject to backup withholding on all such payments until I provide a TIN to the requester.

Signature                                                       Date                     , 200

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INSTRUCTIONS

1.	Use of Letter of Transmittal

(a)	A properly completed and duly executed copy of the Letter of Transmittal (or a manually signed fax copy hereof), with the signature(s) guaranteed if required in Instruction 4 below, together with the accompanying certificate(s) representing the Deposited Shares and all other documents required by this Letter of Transmittal, must be received by the Depositary at the address specified herein before 5:00 p.m. (Toronto time) on November 18, 2009, the Expiry Time, unless the Offer is extended or withdrawn or unless the procedures for guaranteed delivery set out in Instruction 2, “Procedures for Guaranteed Delivery” below, are employed.

(b)	The method of delivery of certificates representing Common Shares, the Letter of Transmittal and all other required documents is at the option and risk of the person depositing same. If certificates for Common Shares are to be sent by mail, registered mail with return receipt requested, properly insured, is recommended, and it is suggest that mailing be made sufficiently in advance of the Expiry Time to permit delivery to the Depositary on or prior to such time. Delivery will only be effective upon actual receipt of certificates and accompanying documentation for such Common Shares by the Depositary.

(c)	A Shareholder who wishes to deposit Common Shares under the Offer and whose certificate is registered in the name of a broker, dealer, commercial bank, trust company or other nominee should immediately contact such nominee in order to take the necessary steps to be able to deposit such Common Shares under the Offer.

2.	Procedure for Guaranteed Delivery

If a Shareholder wishes to deposit Common Shares pursuant to the Offer and (i) the certificates representing such Common Shares are not immediately available, or (ii) such Shareholder cannot deliver the certificates representing such Common Shares and all other required documents to the Depositary on a timely basis prior to the Expiry Time, such Common Shares may nevertheless be deposited validly under the Offer, provided that all of the following conditions are met:

(a)	the deposit is made only at the principal office of the Depositary in Toronto, Ontario, by or through an Eligible Institution;

(b)	a properly completed and duly executed Notice of Guaranteed Delivery (or a manually signed facsimile), including a guarantee to deliver by an Eligible Institution in the form set out in the Notice of Guaranteed Delivery, is received by the Depositary at its principal office in Toronto, Ontario at or before the Expiry Time; and

(c)	the certificate(s) representing all deposited Common Shares, and, if the Separation Time has occurred before the Expiry Time and Rights Certificate(s) have been distributed to Shareholders before the Expiry Time, the Rights Certificate(s) representing the deposited SRP Rights, in proper form for transfer, together with a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed as required by the Instructions set out in this Letter of Transmittal (including signature guarantee if required by Instruction 4 below) and all other documents required thereby, are received by the Depositary at its office in Toronto, Ontario set out in this Letter of Transmittal before 5:00 p.m. (Toronto time) on the third trading day on the TSX-V after the Expiry Date; and

(d)	in the case of SRP Rights where the Separation Time has occurred before the Expiry Time but Rights Certificates have not been distributed to Shareholders before the Expiry Time, the Rights Certificate(s) representing the deposited SRP Rights, in proper form for transfer, together with a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed as required by the instructions set out in this Letter of Transmittal (including signature guarantee if required by Instruction 4 below) and all other documents required thereby, are received by the Depositary at its office in Toronto, Ontario set out in this Letter of Transmittal before 5:00 p.m. (Toronto time) on the third trading day on the TSX-V after Rights Certificates are distributed to Shareholders.

The Notice of Guaranteed Delivery may be delivered by hand or courier, transmitted by electronic facsimile or mailed to the Depositary so as to be received by the Depositary at its office set out in the Notice of Guaranteed Delivery prior to the Expiry Date and must include a guarantee by an Eligible Institution in the manner set forth in the Notice of Guaranteed Delivery. Delivery to any office other than the office of the Depositary set out in the Notice of Guaranteed Delivery does not constitute delivery for the purposes of satisfying guaranteed delivery.

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An “Eligible Institution” means a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or members of the Investment Dealers Association of Canada.

3.	Signatures

This Letter of Transmittal must be filled in and signed by the Shareholder accepting the Offer described above or by such Shareholder’s duly authorized representative (in accordance with Instruction 5, “Fiduciaries, Representatives and Authorizations” below).

(a)	If this Letter of Transmittal is signed by the registered holder(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such deposited certificate(s) are held of record by two or more joint holders, all such holders must sign this Letter of Transmittal.

(b)	Notwithstanding Instruction 3(a), if this Letter of Transmittal is signed by a person other than the registered holder(s) of the certificates deposited herewith, or if certificate(s) for Noront Common Shares issued in payment for the Common Shares is to be issued to a person other than the registered holder(s):

(i)	such deposited certificate(s) must be endorsed, or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered holder(s); and

(ii)	the signature on such endorsement or power of attorney must correspond exactly to the name of the registered holder(s) as registered or as appearing on the certificates and must be guaranteed by an Eligible Institution, as noted in Instruction 4 below.

4.	Guarantee of Signatures

No signature guarantee is required on the Letter of Transmittal if: (a) the Letter of Transmittal is signed by the registered holder of the Common Shares exactly as the name of the registered holder appears on the Common Share certificate deposited herewith; or (b) the Common Shares are deposited for the account of an Eligible Institution.

In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. If a certificate representing Common Shares is registered in the name of a person other than the signatory of a Letter of Transmittal, the certificate must be endorsed or accompanied by an appropriate power of attorney, in either case, signed exactly as the name of the registered holder appears on the certificate with the signature on the certificate or power of attorney guaranteed by an Eligible Institution.

5.	Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal or any certificate or share transfer or power of attorney is executed by a person on behalf of an executor, administrator, trustee, guardian, attorney-in-fact, agent, corporation, partnership or association, or is executed by any other person acting in a fiduciary or representative capacity, such person should so indicate when signing and this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. Noront, at its discretion, may require additional evidence of authority or additional documentation.

6.	Delivery Instructions

If any certificate(s) representing Noront Common Shares issuable under the Offer are to be sent to or, in respect of partial deposits of Common Shares, certificates representing Common Shares are to be returned to, someone at an address other than the address of the Shareholder as it appears in Box “A”, then Box “B” of this Letter of Transmittal should be completed. If Box “B” is not completed, any certificate(s) will be mailed to the depositing Shareholder at the address of such holder as it appears in Box “A” or, if no address is provided in Box “A”, then it will be mailed to the address of such Shareholder as it appears on the securities registers maintained by or on behalf of Freewest. Any certificate(s) mailed in accordance with the Offer to Purchase and this Letter of Transmittal will be deemed to be delivered at the time of mailing.

13

7.	Partial Tenders

If less than the total number of Common Shares evidenced by any certificate submitted is to be deposited to the Offer, fill in the number of Common Shares to be deposited in the appropriate box on this Letter of Transmittal. In such case, a new certificate for the number of Common Shares not deposited will be sent to the registered holder as soon as practicable following the Expiry Time. Unless otherwise indicated, the total number of Common Shares evidenced by all certificates delivered will be deemed to have been deposited.

8.	General

(a)	If the space in Box 1 of this Letter of Transmittal is insufficient to list all certificates for Common Shares or SRP Rights, if applicable, additional certificate numbers and number of securities may be included on a separate signed list affixed to this Letter of Transmittal.

(b)	If Deposited Shares are registered in different forms (e.g. “John Doe” and “J. Doe”), a separate Letter of Transmittal should be signed for each different registration.

(c)	No alternative, conditional or contingent deposits will be accepted. All depositing Shareholders by execution of this Letter of Transmittal (or a manually signed fax thereof) waive any right to receive any notice of the acceptance of Deposited Shares for payment.

(d)	The Offer and any agreement resulting from the acceptance of the Offer will be construed in accordance with and governed by the laws of the Province of Ontario and the laws of Canada applicable therein.

9.	Lost Certificates

If a share certificate has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, to the Depositary. The Depositary will forward such letter to Freewest, so that Freewest may provide a replacement certificate. If a share certificate has been lost or destroyed, please ensure that you provide your telephone number to the Depositary so that the Depositary or Freewest may contact you.

10.	U.S. Shareholders and Substitute Form W-9

The tax consequences of the Offer to holders of Common Shares are complex, and depend upon each Freewest Shareholder’s particular circumstances. See the Circular under the heading “Certain U.S. Federal Income Tax Considerations” for further details.

You are urged to consult your own tax advisors regarding the tax consequences of the Offer to you, including the tax consequences that may pertain if Freewest and/or Noront were deemed a “passive foreign investment company” or “controlled foreign corporation” for U.S. federal income tax purposes.

United States federal income tax law generally requires that a U.S. Shareholder who receives cash in exchange for Common Shares provide the Depositary with his correct Taxpayer Identification Number (“TIN”) or Employer Identification Number (“EIN”), which, in the case of a U.S. Shareholder who is an individual, is generally the individual’s social security number. If the Depositary is not provided with the correct TIN or EIN or an adequate basis for an exemption from backup withholding, as the case may be, such Shareholder may be subject to penalties imposed by the IRS and backup withholding in an amount equal to 28% of the gross proceeds of any payment received hereunder. If withholding results in an overpayment of taxes, a refund may be obtained by the holder from the IRS by filing a timely refund claim.

To prevent backup withholding on any payment made to a U.S. Shareholder (or person acting on behalf of a U.S. Shareholder), with respect to Common Shares deposited, each U.S. Shareholder that is a U.S. person (as defined below) must provide his correct TIN or EIN by completing the Substitute Form W-9 set out in this document, which requires such Shareholder to certify under penalty of perjury: (1) that the TIN or EIN provided is correct (or that such Shareholder is awaiting a TIN or EIN); (2) that (i) the shareholder is exempt from backup withholding; (ii) the Shareholder has not been notified by the Internal Revenue Service that such Shareholder is subject to backup withholding as a result of a failure to report all interest or dividends; or (iii) the IRS has notified the Shareholder that such Shareholder is no longer subject to backup withholding; and (3) that the shareholder is a U.S. person (including a U.S. resident alien).

14

A “U.S. person” is a beneficial owner of Common Shares that for U.S. federal income tax purposes is (a) an individual who is a citizen or resident of the United States, (b) a partnership, corporation, company or association created or organized in or under the laws of the United States, any state in the United States, or the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

Exempt Shareholders (including, among others, corporations) are not subject to backup withholding requirements. To prevent possible erroneous backup withholding, an exempt Shareholder must enter its correct TIN or EIN in Part 1 of the Substitute Form W-9, write “Exempt” in Part 2 of such form, and sign and date the form. See the “Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9” (the “W-9 Guidelines”) that follow these instructions.

If Common Shares are held in more than one name or are not in the name of the actual owner, consult the W-9 Guidelines for information on which TIN to report.

If a U.S. Shareholder does not have a TIN or EIN, such Shareholder should: (i) consult the W-9 Guidelines for instructions on applying for a TIN or EIN; (ii) write “Applied For” in the space for the TIN in Part I of the Substitute Form W-9; and (iii) sign and date the Substitute Form W-9 and the Certificate of Awaiting Taxpayer Identification Number set out in this Letter of Transmittal. In such case, the Depositary may withhold 28% of the gross proceeds of any payment made to such shareholder prior to the time a properly certified TIN or EIN is provided to the Depositary. For interest and dividend payments, and certain payments made with respect to readily tradable instruments, generally a U.S. Shareholder will have 60 days to get a TIN and give it to the requester before such Shareholder is subject to backup withholding on payments. The 60-day rule does not apply to other types of payments. A U.S. Shareholder will be subject to backup withholding on all such payments until such Shareholder provides its TIN to the requester.

Note. Entering “Applied For” means that the U.S. Shareholder has already applied for a TIN or that it intends to apply for one soon.

Caution: A disregarded domestic entity that has a foreign owner must use the appropriate Form W-8.

Failure to provide the required information on the Substitute Form W-9 may subject the tendering U.S. person to a US$50 penalty imposed by the Internal Revenue Service and backup withholding of a portion of any payment of gross proceeds made to such U.S. person. More serious penalties may be imposed for providing false information which, if willfully done, may result in fines and/or imprisonment.

If the Substitute Form W-9 is not applicable to a U.S. Shareholder because such shareholder is not a U.S. person for United States federal income tax purposes, such Shareholder will instead need to submit an appropriate and properly completed IRS Form W-8 Certificate of Foreign Status, signed under penalty of perjury. An appropriate IRS Form W-8 (W-8BEN, W-8EXP or other form) may be obtained from the Depositary.

A U.S. SHAREHOLDER WHO FAILS TO PROPERLY COMPLETE THE SUBSTITUTE FORM W-9 SET OUT IN THIS LETTER OF TRANSMITTAL AND ELECTION OR, IF APPLICABLE, THE APPROPRIATE IRS FORM W-8, MAY BE SUBJECT TO BACKUP WITHHOLDING OF 28% OF THE GROSS PROCEEDS OF ANY PAYMENTS MADE TO SUCH HOLDER PURSUANT TO THE OFFER AND MAY BE SUBJECT TO PENALTIES. BACKUP WITHHOLDING IS NOT AN ADDITIONAL TAX. RATHER, THE TAX LIABILITY OF PERSONS SUBJECT TO BACKUP WITHHOLDING WILL BE REDUCED BY THE AMOUNT OF TAX WITHHELD. IF WITHHOLDING RESULTS IN AN OVERPAYMENT OF TAXES, A REFUND MAY BE OBTAINED BY TIMING FILING A TAX RETURN WITH THE IRS. THE DEPOSITARY CANNOT REFUND AMOUNTS WITHHELD BY REASON OF BACKUP WITHHOLDING.

EACH HOLDER OF COMMON SHARES IS URGED TO CONSULT SUCH HOLDER’S OWN TAX ADVISOR TO DETERMINE WHETHER SUCH HOLDER IS REQUIRED TO FURNISH A SUBSTITUTE FORM W-9, IS EXEMPT FROM BACKUP WITHHOLDING AND INFORMATION REPORTING, OR IS REQUIRED TO FURNISH AN IRS FORM W-8.

15

TO ENSURE COMPLIANCE WITH TREASURY DEPARTMENT CIRCULAR 230, SHAREHOLDERS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF U.S. FEDERAL TAX ISSUES IN THIS LETTER OF TRANSMITTAL AND ELECTION IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED BY SUCH SHAREHOLDERS, FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON SUCH SHAREHOLDERS UNDER THE INTERNAL REVENUE CODE; (B) SUCH DISCUSSION IS BEING USED IN CONNECTION WITH THE PROMOTION OR MARKETING (WITHIN THE MEANING OF CIRCULAR 230) OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) EACH SHAREHOLDER SHOULD SEEK ADVICE BASED ON ITS PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

16

FOR U.S. SHAREHOLDERS ONLY

GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER

ON SUBSTITUTE FORM W-9

1.	Guidelines for Determining the Proper Identification Number for the Payee (You)

2.	To Give the Payer – Social security numbers have nine digits separated by two hyphens: i.e., 000-00-0000. Employee identification numbers have nine digits separated by only one hyphen: i.e., 00-0000000. The table below will help determine the number to give the payer. All “Section” references are to the Internal Revenue Code of 1986, as amended. “IRS” is the Internal Revenue Service.

For This Type of Account:	Give The Taxpayer Identification
1. Individual	The individual
2. Two or more individuals (joint account)	The actual owner of the account or, if combined fund, the first individual on the account(1)
3. Custodian account of a minor (Uniform Gift to Minors Act)	The minor(2)
4.a. The usual revocable savings trust account (grantor is also trustee)	The grantor-trustee(1)
b. So-called trust that is not a legal or valid trust under state law	The actual owner(1)
5. Sole proprietorship or disregarded entity owned by an individual	The owner(3)
6. Disregarded entity not owned by an individual	The owner
7. A valid trust, estate or pension trust	The legal entity(4)
8. Corporate account or LLC electing corporate status on Form 8832	The corporation
9. Association, club, religious, charitable, educational, or other tax-exempt organization	The organization
10. Partnership or multi-member LLC	The partnership
11. A broker or registered nominee	The broker or nominee
12. Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments	The public entity

3.	(1) List first and circle the name of the person whose number you furnish. If only one person on a joint account has a social security number, that person’s number must be furnished.

4.	(2) Circle the minor’s name and furnish the minor’s social security number.

5.	(3) You must show your individual name and you may also enter your business or “doing business as” name. You may use either your social security number or your employer identification number (if you have one).

6.	(4) List first and circle the name of the trust, estate or pension trust. (Do not furnish the taxpayer identification number of the personal representative or trustee unless the legal entity itself is not designated in the account title.)

7.	NOTE: If no name is circled when there is more than one name, the number will be considered to be that of the first name listed.

17

OBTAINING A NUMBER

8.	If you don’t have a taxpayer identification number or you don’t know your number, obtain Form SS-5, Application for a Social Security Card for individuals, at the local Social Administration office, or Form SS-4. Application for Employer Identification Number (for businesses and all other entities) or Form W-7 Application for Individual Taxpayer Identification Number (for alien individuals required to file U.S. tax returns) at the local office of the IRS or by calling 1 (800) TAX-FORM, and apply for a number.

PAYEES EXEMPT FROM BACKUP WITHHOLDING

9.	Payees specifically exempted from withholding include:

(i)	An organization exempt from tax under Section 50I(a), an individual retirement account (IRA), or a custodial account under Section 403(b)(7), if the account satisfied the requirements of Section 401(f)(2).

(ii)	The United States or a state thereof, the District of Columbia, a possession of the United States, or a political subdivision or wholly-owned agency or instrumentality of any one or more of the foregoing.

(iii)	An international organization or any agency or instrumentality thereof.

(iv)	A foreign government and any political subdivision, agency or instrumentality thereof.

10.	Payees that may be exempt from backup withholding include:

(i)	A corporation.

(ii)	A financial institution.

(iii)	A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States.

(iv)	A real estate investment trust.

(v)	A common trust fund operated by a bank under Section 584(a).

(vi)	An entity registered at all times during the tax year under the Investment Company Act of 1940.

(vii)	A middleman known in the investment community as a nominee or custodian.

(viii)	A futures commission merchant registered with the Commodity Futures Trading Commission.

(ix)	A foreign central bank of issue.

(x)	A trust exempt from tax under Section 664 or described in Section 4947.

11.	Certain payments, other than payments of interest, dividends, and patronage dividends, that are exempt from information reporting are also exempt from backup withholding. For details, see the regulations under section 6041, 6041A, 6042, 6044, 6045, 6049, 6050A and 6050N.

12.	Exempt payees described above must file a Substitute Form W-9 included in this Letter of Transmittal and Election to avoid possible erroneous backup withholding. FILE THIS FORM WITH THE PAYER, FURNISH YOUR TAXPAYER IDENTIFICATION NUMBER, WRITE “EXEMPT” IN PART 2 OF THE FORM, SIGN AND DATE THE FORM AND RETURN IT TO THE PAYER.

13.	PRIVACY ACT NOTICE – Section 6109 requires you to provide your correct taxpayer identification number to payers, who must report the payments to the IRS. The IRS uses the number for identification purposes and may also provide this information to various government agencies for tax enforcement or litigation purposes. Payers must be given the numbers whether or not recipients are required to file tax returns. Payers must generally withhold 28% of taxable interest, dividend, and certain other payments to a payee who does not furnish a taxpayer identification number to payer. Certain penalties may also apply.

The IRS may also provide this information to the Department of Justice for civil and criminal litigation, and to cities, states and the District of Columbia, and U.S. possessions to carry out their tax laws. The IRS may also disclose this information to other countries under a tax treaty, to U.S. federal and state agencies to enforce non-tax criminal laws, or federal law enforcement and intelligence agencies to combat terrorism.

18

PENALTIES

(1)	Failure to Furnish Taxpayer Identification Number – If you fail to furnish your taxpayer identification number to a payer, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to wilful neglect.

(2)	Civil Penalty for False Information With Respect to Withholding – If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a $500 penalty.

(3)	Criminal Penalty for Falsifying Information – Wilfully falsifying certificates or affirmations may subject you to criminal penalties including fines and/or imprisonment.

For additional information, consult your tax consultant or the IRS.

19

This completed and signed Letter of Transmittal together with Freewest share certificates are to be delivered by mail, registered mail, hand or by courier to Noront Resources Ltd.,

c/o Equity Transfer & Trust Company as follows:

EQUITY TRANSFER & TRUST COMPANY

By Mail, by Hand or by Courier

200 University Avenue

Suite 400

Toronto, Ontario

M5H 4H1

Attention: Corporate Actions

Telephone (Local): 416-361-0152

North American Toll Free: 1-866-393-4891

E-Mail: investor@equitytransfer.com

Facsimile: 416-361-0470

20

THIS IS NOT A LETTER OF TRANSMITTAL. THIS NOTICE OF GUARANTEED DELIVERY IS FOR USE IN ACCEPTING THE OFFER BY NORONT RESOURCES LTD. FOR ALL ISSUED AND OUTSTANDING COMMON SHARES OF FREEWEST RESOURCES CANADA INC. (INCLUDING THE ASSOCIATED

RIGHTS ISSUED UNDER THE SHAREHOLDER RIGHTS PLAN)

NOTICE OF GUARANTEED DELIVERY

for

Deposit of Common Shares

(together with the associated rights issued under the Shareholder Rights Plan)

of

FREEWEST RESOURCES CANADA INC.

To be deposited pursuant to the Offer dated October 13, 2009 of

NORONT RESOURCES LTD.

USE THIS NOTICE OF GUARANTEED DELIVERY IF YOU WISH TO ACCEPT THE OFFER BUT YOUR COMMON SHARE CERTIFICATE(S) ARE NOT IMMEDIATELY AVAILABLE OR YOU ARE NOT ABLE TO DELIVER YOUR COMMON SHARE CERTIFICATE(S) ALONG WITH ALL OTHER REQUIRED DOCUMENTS TO THE DEPOSITARY AT OR PRIOR TO THE EXPIRY TIME

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (TORONTO TIME) ON NOVEMBER 18, 2009 (THE “EXPIRY TIME”), UNLESS THE OFFER IS EXTENDED OR WITHDRAWN

This Notice of Guaranteed Delivery must be used by holders of common shares of Freewest Resources Canada Inc. (“Freewest”) to accept the offer dated October 13, 2009 (the “Offer”) made by Noront Resources Ltd. (“Noront”) to purchase all of the issued and outstanding common shares of Freewest (the “Common Shares”), and the associated rights (the “SRP Rights”) issued under the shareholder rights plan of Freewest (the “Shareholder Rights Plan”) and including any Common Shares that may become outstanding after the date of the Offer but prior to the Expiry Time upon the conversion, exchange or exercise of any securities of Freewest (other than the SRP Rights) that are convertible into, exchangeable or exercisable for Common Shares, together with the SRP Rights issued under the Shareholder Rights Plan, on the basis of 0.25 of a common share of Noront and $0.0001 in cash for each Common Share, if certificate(s) representing the Common Shares to be deposited are not immediately available or if the holder of the Common Shares (the “Shareholder”) is not able to deliver the certificate(s) and all other required documents to Equity Transfer & Trust Company, the depositary of the Offer (the “Depositary”), at its office in Toronto, Ontario at or prior to the Expiry Time.

The terms and conditions of the Offer are incorporated by reference in this Notice of Guaranteed Delivery. Capitalized terms used, but not defined, in this Notice of Guaranteed Delivery which are defined in the Glossary to the Offer to Purchase and Circular, shall have the respective meanings set out in such Glossary.

If a Shareholder wishes to deposit Common Shares pursuant to the Offer and either the certificate(s) representing the Common Shares are not immediately available or the certificate(s) and all other required documents cannot be delivered to the Depositary at or prior to the Expiry Time, those Common Shares may nevertheless be deposited under the Offer provided that all of the following conditions are met:

1.	the deposit is made only at the principal office of the Depositary in Toronto, Ontario by or through an Eligible Institution (as defined below);

2.	a properly completed and duly executed copy of this Notice of Guaranteed Delivery, or a manually signed facsimile hereof, including a guarantee by an Eligible Institution in the form set out herein is received by the Depositary at or prior to the Expiry Time at its office set out below;

3.

the certificate(s) representing the deposited Common Shares, and, if the Separation Time has occurred before the Expiry Time and certificate(s) representing SRP Rights (the “Rights Certificates”) have been distributed to Shareholder before the Expiry Time, the Rights Certificate(s) representing the deposited SRP Rights, in proper form for transfer, together with a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed as required by the instructions set out in the Letter of Transmittal (including signature guarantee if required) and all other documents required thereby, are received by the Depositary at its office in Toronto, Ontario set out in the Letter of Transmittal by 5:00 p.m. (Toronto time) on the third trading day on the TSX Venture Exchange (“TSX-V”) after the Expiry Date; and

4.	in the case of SRP Rights where the Separation Time has occurred before the Expiry Time, but Rights Certificates have not been distributed to Shareholders before the Expiry Time, the Rights Certificate(s) representing the deposited SRP Rights, in proper form for transfer together with a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and executed as required by the instructions set out in the Letter of Transmittal (including signature guarantee if required) and all other documents required thereby, are received by the Depositary at its office in Toronto, Ontario set out in the Letter of Transmittal before 5:00 p.m. (Toronto time) on the third trading day on the TSX-V after Rights Certificates are distributed to Shareholders.

An “Eligible Institution” means a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or members of the Investment Dealers Association of Canada.

THIS NOTICE OF GUARANTEED DELIVERY MUST BE DELIVERED BY HAND OR COURIER OR TRANSMITTED BY FACSIMILE OR MAILED TO THE DEPOSITARY AT ITS OFFICE SET OUT HEREIN AND MUST INCLUDE A SIGNATURE GUARANTEE BY AN ELIGIBLE INSTITUTION IN THE FORM SET OUT HEREIN.

DELIVERY OF THIS NOTICE OF GUARANTEED DELIVERY OR THE ASSOCIATED LETTER OF TRANSMITTAL TO ANY OFFICE OTHER THAN THE OFFICE OF THE DEPOSITARY SET OUT HEREIN SHALL NOT CONSTITUTE DELIVERY FOR THE PURPOSES OF SATISFYING A GUARANTEED DELIVERY.

THIS NOTICE OF GUARANTEED DELIVERY IS NOT TO BE USED TO GUARANTEE SIGNATURES ON THE LETTER OF TRANSMITTAL. IF A SIGNATURE ON THE LETTER OF TRANSMITTAL IS REQUIRED TO BE GUARANTEED BY AN ELIGIBLE INSTITUTION UNDER THE INSTRUCTIONS THERETO, SUCH SIGNATURE MUST APPEAR IN THE APPLICABLE SPACE IN THE LETTER OF TRANSMITTAL.

DO NOT SEND CERTIFICATES REPRESENTING COMMON SHARES WITH THIS NOTICE OF GUARANTEED DELIVERY. CERTIFICATE(S) COMMON SHARES SHOULD BE SENT WITH YOUR LETTER OF TRANSMITTAL.

TO CONSTITUTE DELIVERY FOR THE PURPOSE OF SATISFYING GUARANTEED DELIVERY, RECEIPT OF THE CERTIFICATES TO WHICH THIS NOTICE OF GUARANTEED DELIVERY APPLIES, THE LETTER OF TRANSMITTAL, ACCOMPANYING CERTIFICATE(S) AND ALL OTHER REQUIRED DOCUMENTS MUST BE DELIVERED TO THE OFFICE OF THE DEPOSITARY SET OUT HEREIN.

The undersigned understands and acknowledges that payment for Common Shares deposited and taken up by Noront under the Offer will be made only after timely receipt by the Depositary of certificate(s) representing the Common Shares, a Letter of Transmittal, or a manually signed facsimile thereof, properly completed and executed, covering such Common Shares, with the signature(s) guaranteed, if so required, in accordance with the instructions set out in the Letter of Transmittal, and all other documents required by the Letter of Transmittal before 5:00 p.m. (Toronto time) on the third trading day on the TSX-V after the Expiry Date; Noront reserves the right to require, if the Separation Time occurs before the Expiry Time, that the Depositary receive from the undersigned, prior to taking up the Deposited Shares for payment pursuant to the Offer, Rights Certificate(s) in proper form for transfer representing SRP Rights equal in number to the Common Shares deposited by the undersigned. The undersigned also understands and acknowledges that under no circumstances will interest accrue or any amount be paid by Noront or the Depositary to persons depositing Common Shares by reason of any delay in making payments for Common Shares to any person on account of Common Shares accepted for payment under the Offer, and that the consideration for the Common

2

Shares tendered pursuant to the guaranteed delivery procedures will be the same as that for the Common Shares delivered to the Depositary before the Expiry Time, even if the certificate(s) representing all of the Common Shares and SRP Rights, if applicable, to be delivered pursuant to the guaranteed delivery procedures set forth in Section 3 of the Offer to Purchase, “Manner of Acceptance – Procedure for Guaranteed Delivery”, are not so delivered to the Depositary and, therefore, payment by the Depositary on account of such Common Shares is not made until after the take up and payment for the Common Shares under the Offer.

All authority conferred or agreed to be conferred by this Notice of Guaranteed Delivery is, to the extent permitted by applicable Laws, irrevocable and may be exercised during subsequent legal incapacity of the undersigned and shall, to the extent permitted by applicable Laws, survive the death or incapacity, bankruptcy or insolvency or the undersigned and all obligations of the undersigned under the Notice of Guaranteed Delivery shall be binding upon the heirs, executors, administrators, attorneys, personal representatives, successors and assigned of the undersigned.

No fractional common share of Noront will be issued pursuant to the Offer. Where the aggregate amount of common shares of Noront to be issued to a Shareholder as consideration under the Offer would result in a fraction of a common share of Noront being issuable, the number of common shares of Noront to be received by such Shareholder will either be rounded up (if the fractional interest is 0.5 or more) or down (if the fractional interest in less than 0.5) to the nearest whole). Any cash consideration owing to a Shareholder pursuant to the Offer will be rounded up to the next whole cent.

Shareholders whose Common Shares are registered in the name of an investment broker, stock broker, bank, trust company or other nominee should immediately contact such nominee for assistance in depositing their Common Shares with the Information Agent and Depositary. Contact details for the Information Agent and Depositary are provided at the end of this Notice of Guaranteed Delivery.

Any deposited Common Shares that are not taken up and paid for by Noront pursuant to the terms and conditions of the Offer for any reason will be returned, at Noront’s expense, in accordance with the procedures set out in the Letter of Transmittal and the Offer to Purchase and Circular.

3

This form is not to be used to guarantee signatures. If a signature on the Letter of Transmittal is required to be guaranteed by an Eligible Institution, such signature guarantee must appear in the applicable space provided in the Letter of Transmittal.

TO:	NORONT RESOURCES LTD. (“Noront”)

AND TO:	EQUITY TRANSFER & TRUST COMPANY (the “Depositary”)

	By Mail, by Hand or by Courier:	200 University Ave. Suite 400 Toronto, Ontario M5H 4H1 Attention: Corporate Actions Facsimile: 416-361-0470

Delivery of this Notice of Guaranteed Delivery to an address or transmission of this Notice of Guaranteed Delivery via facsimile to a number other than set forth above does not constitute a valid delivery.

The undersigned hereby deposits with Noront, upon the terms and subject to the conditions set forth in the Offer or Prospectus, and the Letter of Transmittal, receipt of which is hereby acknowledged, the Common Shares, including SRP Rights, described below, pursuant to the guaranteed delivery procedures set forth in the section entitled “Manner of Acceptance – Procedure for Guaranteed Delivery” of the Offer to Purchase and Instruction 2 to the Letter of Transmittal.

BOX 1 – COMMON SHARES
Name in Which Registered (please print)	Certificate Number (if available)	Number of Common Shares Deposited

TOTAL
* Unless otherwise indicated, all Common Shares and SRP Rights evidenced by any certificate(s) submitted to the Depositary will be deemed to have been deposited under the Offer.

BOX 2 – SRP RGHTS
Name in Which Registered (please print)	Certificate Number (if available)	Number of SRP Rights Deposited

TOTAL

**      The following procedures must be followed in order to effect the valid delivery of Rights Certificates representing SRP Rights: (a) if the Separation Time under the Shareholder Rights Plan has not occurred prior to the Expiry Time, a deposit of Common Shares by the undersigned will also constitute a deposit of the associated SRP Rights; (b) if the Separation Time occurs before the Expiry Time and Rights Certificates have been distributed by Freewest to the undersigned prior to the time that the undersigned’s Common Shares are deposited under the Offer, Rights Certificate(s) representing SRP Rights equal in number to Deposited Shares must be delivered to the Depositary with the certificate(s) representing the Deposited Shares; and (c) if the Separation Time occurs before the Expiry Time and Rights Certificates are not distributed by the time the undersigned deposits its Common Shares under the Offer, the undersigned may deposit its SRP Rights before receiving Rights Certificate(s) by using the guaranteed delivery procedure described below. Note that in any case, a deposit of Common Shares constitutes an agreement by the undersigned to deliver Rights Certificate(s) representing SRP Rights equal in number to the number of Deposited Shares to the Depositary on or before the third trading day on the TSX-V after the date, if any, that Rights Certificate(s) are distributed. Noront reserves the right to require, if the Separation Time occurs before the Expiry Time, that the Depositary receive from the undersigned, prior to taking up the Deposited Shares for payment pursuant to the Offer, Rights Certificate(s) from the undersigned representing SRP Rights equal in number to the Deposited Shares.

Area Code and Telephone Number during Business Hours:

( )
Date:

Signature

4

GUARANTEE

(Not to be used for signature guarantee)

The undersigned, a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP) (an “Eligible Institution”) guarantees delivery to the Depositary, at its address set forth herein, of the certificate(s) representing the Common Shares deposited hereby, in proper form for transfer together with delivery of a properly completed and executed Letter of Transmittal, or a manually signed facsimile copy thereof, and all other documents required by the Letter of Transmittal, (a) all on or before 5:00 p.m. (Toronto time) on the third trading day on the TSX-V after the Expiry Date or (b) if the Separation Time has occurred but Rights Certificate(s) representing the SRP Rights have not been distributed to the Shareholder prior to the Expiry Time, on or before 5:00 p.m. (Toronto time) on the third trading day on the TSX-V after the Rights Certificate(s) are distributed to Shareholder.

Failure to comply with the foregoing could result in a financial loss to such Eligible Institution.

Name of Firm:	Authorized Signature:

Address of Firm:	Name:

Title:

Telephone No.:	Date:

The Depositary for the Offer is

EQUITY TRANSFER & TRUST COMPANY

By Mail, by Hand or by Courier

200 University Avenue

Suite 400

Toronto, Ontario

M5H 4H1

Attention: Corporate Actions

Facsimile: 416-361-0470

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

See the Exhibit Index to this Form CB.

PART III

CONSENT TO SERVICE OF PROCESS

Concurrently with the filing of this Form CB on October 14, 2009, the person furnishing this Form filed with the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X.

Any change in the name or address of the agent for service of process of Noront Resources Ltd. shall be promptly communicated to the Securities and Exchange Commission by an amendment to the Form F-X.

PART IV

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of October 14, 2009.

NORONT RESOURCES LTD.

By:	/s/ GREG RIEVELEY
Name: Title:	Greg Rieveley Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

1.1	Material change report dated October 5, 2009 regarding the announcement of Noront’s intention to make a share exchange take-over bid for Freewest.

1.2	Annual information form for the financial year ended April 30, 2009.

1.3	Audited annual financial statements of Noront, including the notes thereon, and together with the auditor’s report, as at April 30, 2009 and 2008 and for each of the fiscal years ended April 30, 2009 and 2008.

1.4	Management’s discussion and analysis of the financial condition and results of operation for the fiscal year ended April 30, 2009.

1.5	Unaudited interim financial statements of Noront, including the notes thereon as at July 31, 2009 for the three-month period ended July 31, 2009.

1.6	Management’s discussion and analysis of the financial condition and results of operations for the three-month period ended July 31, 2009.

1.7	Management information circular dated September 8, 2009 prepared in connection with the annual and special meeting of Noront shareholders held on October 15, 2009.